12025801

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RECEIVED
APR - 4 2012
310

For the Month of April 2012

Commission File Number: ~~1-14696~~
333-12222

China Mobile Limited

(Translation of registrant's name into English)

60/F, The Center
99 Queen's Road Central
Hong Kong, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F _X_ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXHIBITS

2011 Annual Report of China Mobile Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 2, 2012

By: ______________________________

Name: Li Yue

Title: Executive Director and Chief Executive Officer

中国移动通信
CHINA MOBILE

SEC Mail Processing Section
RECEIVED
APR - 4 2012
Washington DC
310

Annual Report 2011

China Mobile Limited
Stock Code: 941








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Contents

Financial Highlights

	2011	2010	2009
Operating revenue [1] (RMB million)	**527,999**	485,231	452,103
EBITDA (RMB million)	**251,025**	239,382	229,023
EBITDA margin	**47.5%**	49.3%	50.7%
Profit attributable to equity shareholders (RMB million)	**125,870**	119,640	115,166
Profit attributable to equity shareholders margin	**23.8%**	24.7%	25.5%
Basic EPS (RMB)	**6.27**	5.96	5.74
Dividend per share — Interim (HK$)	**1.580**	1.417	1.346
— Final (HK$)	**1.747**	1.597	1.458
— Full year (HK$)	**3.327**	3.014	2.804

OPERATING REVENUE

(RMB million)

▲ 8.8%


485,231
527,999
2010
2011

EBITDA

(RMB million)

▲ 4.9%


49.3%
47.5%
239,382
251,025
2010
2011
EBITDA margin

PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS

(RMB million)

▲ 5.2%


24.7%
23.8%
119,640
125,870
2010
2011
Profit attributable to equity shareholders margin

BASIC EPS

(RMB)

▲ 5.2%


5.96
6.27
2010
2011

1 *During the year, the Group re-categorized the presentation of revenue components in the consolidated statement of comprehensive income. The new presentation categorizes operating revenue into voice services revenue, data services revenue and other operating revenue. Voice services revenue includes revenue derived from voice usage services and from voice value-added services that were categorized in value-added services in prior years' presentation. Data services revenue includes revenue derived from SMS and MMS, wireless data traffic, and applications and information services.*

This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any of the periods presented.

Company Profile

China Mobile Limited (the "Company", and together with its subsidiaries, the "Group") was incorporated in Hong Kong on 3 September 1997. The Company was listed on the New York Stock Exchange ("NYSE") and The Stock Exchange of Hong Kong Limited ("HKEx" or the "Stock Exchange") on 22 October 1997 and 23 October 1997, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in Hong Kong on 27 January 1998. As the leading mobile services provider in Mainland China, the Group boasts the world's largest mobile network and the world's largest mobile customer base. In 2011, the Company was once again selected as one of the "FT Global 500" by Financial Times and "The World's 2000 Biggest Public Companies" by Forbes magazine, and was again recognized on the Dow Jones Sustainability Indexes ("DJSI"). The Company currently has a corporate credit rating of Aa3/Outlook Positive from Moody's Investor Service and AA-/Outlook Stable from Standard & Poor's, equivalent to China's sovereign credit rating respectively.

The Company owns 100% interest in the following major subsidiaries:
China Mobile Communication Company Limited ("CMC"), China Mobile Group Guangdong Company Limited ("Guangdong Mobile"), China Mobile Group Zhejiang Company Limited ("Zhejiang Mobile"), China Mobile Group Jiangsu Company Limited ("Jiangsu Mobile"), China Mobile Group Fujian Company Limited ("Fujian Mobile"), China Mobile Group Henan Company Limited ("Henan Mobile"), China Mobile Group Hainan Company Limited ("Hainan Mobile"), China Mobile Group Beijing Company Limited ("Beijing Mobile"), China Mobile Group Shanghai Company Limited ("Shanghai Mobile"), China Mobile Group Tianjin Company Limited ("Tianjin Mobile"), China Mobile Group Hebei Company Limited ("Hebei Mobile"), China Mobile Group Liaoning Company Limited ("Liaoning Mobile"), China Mobile Group Shandong Company Limited ("Shandong Mobile"), China Mobile Group Guangxi Company Limited ("Guangxi Mobile"), China Mobile Group Anhui Company Limited ("Anhui Mobile"), China Mobile Group Jiangxi Company Limited ("Jiangxi Mobile"), China Mobile Group Chongqing Company Limited ("Chongqing Mobile"), China Mobile Group Sichuan Company Limited ("Sichuan Mobile"), China Mobile Group Hubei Company Limited ("Hubei Mobile"), China Mobile Group Hunan Company Limited ("Hunan Mobile"), China Mobile Group Shaanxi Company Limited ("Shaanxi Mobile"), China Mobile Group Shanxi Company Limited ("Shanxi Mobile"), China Mobile Group Neimenggu Company Limited ("Neimenggu Mobile"), China Mobile Group Jilin Company Limited ("Jilin Mobile"), China Mobile Group Heilongjiang Company Limited ("Heilongjiang Mobile"), China Mobile Group Guizhou Company Limited ("Guizhou Mobile"), China Mobile Group Yunnan Company Limited ("Yunnan Mobile"), China Mobile Group Xizang Company Limited ("Xizang Mobile"), China Mobile Group Gansu Company Limited ("Gansu Mobile"), China Mobile Group Qinghai Company Limited ("Qinghai Mobile"), China Mobile Group Ningxia Company Limited ("Ningxia Mobile"), China Mobile Group Xinjiang Company Limited ("Xinjiang Mobile"), China Mobile Group Design Institute Company Limited ("Design Institute"), China Mobile Hong Kong Company Limited (formerly known as China Mobile Peoples Telephone Company Limited) ("Hong Kong Mobile"), and China Mobile International Company Limited ("International Company"), and operates nationwide mobile telecommunications networks in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong Special Administrative Region through these subsidiaries.

In addition, the Company owns a 99.97% equity interest in China Mobile Group Terminal Company Limited ("China Mobile Terminal") and a 66.41% equity interest in Aspire Holdings Limited ("Aspire"). In August 2011, the Company, through Beijing Mobile and China Mobile Communications Corporation ("CMCC"), established China Mobile Group Finance Company Limited ("China Mobile Finance"), in which the Company indirectly owns a 92% equity interest.

As of 31 December 2011, the Group had a total staff of 175,336 and a customer base of nealy 650 million, and enjoyed a market share of approximately 66.5% in Mainland China.

The Company's majority shareholder is China Mobile (Hong Kong) Group Limited ("CMHK (Group)"), which, as of 31 December 2011, indirectly held an equity interest of approximately 74.18% in the Company through a wholly-owned subsidiary, China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)"). The remaining equity interest of approximately 25.82% of the Company was held by public investors.

Milestones

1997

3 SEPTEMBER
China Telecom (Hong Kong) Limited was incorporated in Hong Kong and later changed its name to China Mobile (Hong Kong) Limited and its name was subsequently changed to China Mobile Limited.

22 & 23 OCTOBER
China Telecom (Hong Kong) Limited raised US$4.2 billion in its initial public offering, with its shares listed on the NYSE and HKEx, respectively.

1998

4 JUNE
China Telecom (Hong Kong) Limited completed the acquisition of Jiangsu Mobile.

1999

2 NOVEMBER
China Telecom (Hong Kong) Limited completed an equity offering of approximately US$2 billion and an offering of global notes of US$600 million due 2004.

12 NOVEMBER
China Telecom (Hong Kong) Limited completed the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile.

2000

28 JUNE
China Telecom (Hong Kong) Limited changed its name to China Mobile (Hong Kong) Limited.

4 OCTOBER
China Mobile (Hong Kong) Limited and Vodafone Group Plc. entered into a strategic investor subscription agreement, whereby Vodafone Group Plc. agreed to acquire new shares of China Mobile (Hong Kong) Limited for US$2.5 billion.

3 NOVEMBER
China Mobile (Hong Kong) Limited completed an equity offering of approximately US$6.865 billion and an offering of convertible notes of US$690 million due 2005. China Mobile (Hong Kong) Limited also raised RMB12.5 billion by way of syndicated loans.

13 NOVEMBER
China Mobile (Hong Kong) Limited completed the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile.

2001

18 JUNE
China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary Guangdong Mobile, issued an aggregate of RMB5 billion of corporate bonds in China, which were successfully listed on the Shanghai Stock Exchange on 23 October 2001.

2002

1 JULY
China Mobile (Hong Kong) Limited completed the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile.

28 OCTOBER
China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary, Guangdong Mobile, issued a further RMB8 billion in aggregate of corporate bonds in China.

2003

22 JANUARY
The RMB8 billion corporate bonds, issued in China through China Mobile (Hong Kong) Limited's wholly-owned subsidiary, were listed and commenced trading on the Shanghai Stock Exchange and received an enthusiastic response from the market.

Milestones

2004

1 JULY

China Mobile (Hong Kong) Limited completed the acquisition of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, CMC and Beijing P&T Consulting & Design Institute Company Limited. The Company became the first overseas-listed PRC telecommunications company operating in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China.

5 NOVEMBER

Mr. Wang Xiaochu resigned from his position as an Executive Director, Chairman and Chief Executive Officer of the Company. After the review and approval by the board of directors (the "Board") and the Nomination Committee of the Company, Mr. Wang Jianzhou has been appointed as an Executive Director, Chairman and Chief Executive Officer of the Company and is in charge of the overall management of the Company.

2005

10 NOVEMBER

China Mobile (Hong Kong) Limited made a voluntary conditional cash offer for all the issued shares of China Resources Peoples Telephone Company Limited through its wholly-owned subsidiary, Fit Best Limited.

2006

28 MARCH

China Mobile (Hong Kong) Limited completed the acquisition and privatization of former China Resources Peoples Telephone Company Limited which later changed its name to China Mobile Peoples Telephone Company Limited. China Mobile Peoples Telephone Company Limited became a wholly-owned subsidiary of China Mobile (Hong Kong) Limited. China Mobile Peoples Telephone Company Limited changed its name later to China Mobile Hong Kong Company Limited.

29 MAY

China Mobile (Hong Kong) Limited changed its name to China Mobile Limited.

8 JUNE

China Mobile Limited entered into a memorandum of understanding with News Corporation and STAR Group Limited to build a long-term wireless media strategic alliance.

2007

22 & 23 OCTOBER

The 10th anniversary of China Mobile Limited's listings on the HKEx and NYSE.

2009

29 APRIL

China Mobile Limited entered into a share subscription agreement with Far EasTone Telecommunications Co., Ltd. ("Far EasTone") to acquire, through its wholly-owned subsidiary, 444,341,020 shares, representing 12% of the enlarged issued share capital of Far EasTone.

2010

10 MARCH

The Company's wholly-owned subsidiary, Guangdong Mobile and Shanghai Pudong Development Bank Co., Ltd. ("SPD Bank") entered into a share subscription agreement to acquire 20% interest in SPD Bank at a consideration of RMB39.5 billion. Completion of the subscription took place in October.

On 25 November, China Mobile Limited and SPD Bank entered into a strategic cooperation agreement, thereby officially commenced their cooperation in areas of mobile finance and mobile e-Commerce businesses.

Corporate Information

BOARD OF DIRECTORS (As at 15 March 2012)

Executive Directors

Mr. WANG Jianzhou
(Executive Director & Chairman)
Mr. XI Guohua
(Executive Director & Vice Chairman)
Mr. LI Yue
(Executive Director & Chief Executive Officer)
Mr. XUE Taohai
(Executive Director, Vice President & Chief Financial Officer)
Madam HUANG Wenlin
(Executive Director & Vice President)
Mr. SHA Yuejia
(Executive Director & Vice President)
Mr. LIU Aili
(Executive Director & Vice President)
Madam XIN Fanfei
(Executive Director & Vice President)
Mr. XU Long
(Executive Director of the Company & President of Guangdong Mobile)

Independent Non-Executive Directors

Dr. LO Ka Shui
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

PRINCIPAL BOARD COMMITTEES

Audit Committee

Dr. LO Ka Shui (Chairman)
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Remuneration Committee

Dr. LO Ka Shui (Chairman)
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Nomination Committee

Dr. LO Ka Shui (Chairman)
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

COMPANY SECRETARY

Ms. WONG Wai Lan, Grace (ACS, ACIS)

QUALIFIED ACCOUNTANT

Ms. NG Phek Yen (CPA, FCCA)

AUDITORS

KPMG

LEGAL ADVISER

Sullivan & Cromwell

REGISTERED OFFICE

60/F, The Center
99 Queen's Road Central
Hong Kong

PUBLIC AND INVESTOR RELATIONS

Tel: 852 3121 8888
Fax: 852 2511 9092
Website: www.chinamobileltd.com
Stock code: (HKEx) 941
(NYSE) CHL
CUSIP Reference Number: 16941M109

SHARE REGISTRAR

Hong Kong Registrars Limited
Shops 1712–1716, 17/F
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

BNY Mellon
Depositary Receipts
101 Barclay Street, 22/F
New York, NY 10286
USA
Tel: 1 888 269 2377 (toll free in USA)
1 201 680 6825 (international call)
Email: shrrelations@bnymellon.com

PUBLICATIONS

As required by the United States securities laws and regulations, the Company will file an annual report on Form 20-F with the United States Securities and Exchange Commission before 30 April 2012. Copies of the annual report of the Company as well as the annual report on Form 20-F, once filed, will be available at:

Hong Kong:

China Mobile Limited
60/F, The Center
99 Queen's Road Central
Hong Kong

The United States:

BNY Mellon
Depositary Receipts
101 Barclay Street, 22/F
New York, NY 10286
USA

Biographies of Directors and Senior Management

EXECUTIVE DIRECTORS



Mr. WANG Jianzhou

Age 63, executive director and chairman of the Company, joined the Board of Directors of the Company in November 2004. Mr. Wang is in charge of the overall management of the Company. He is also the chairman of CMCC and CMC. He previously served as deputy director general and director general of Hangzhou Posts and Telecommunications Bureau, deputy director general of Zhejiang Posts and Telecommunications Administration, director general of the Department of Planning and Construction of the Ministry of Posts and Telecommunications, director general of the Department of General Planning of the Ministry of Information Industry ("MII"), director, executive vice president, president and chairman of China United Telecommunications Corporation, executive director, president, chairman and chief executive officer of China Unicom Limited, chairman and president of China United Telecommunications Corporation Limited and president of CMCC and CMC. He also served as the chief executive officer of the Company from November 2004 to August 2010. Mr. Wang graduated in 1985 from the Department of Management Engineering of Zhejiang University with a master's degree in engineering, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Wang is a professor-level senior engineer with extensive knowledge and 34 years of experience in the telecommunications industry.



Mr. XI Guohua

Age 60, executive director and vice chairman of the Company, joined the Board of Directors of the Company in July 2011. Mr. Xi is also the secretary of the CPC Committee and vice chairman of CMCC and a director and vice chairman of CMC. Mr. Xi previously held positions at the Posts and Telecommunications Administration of Shanghai as deputy director general of the Telegraph Bureau, deputy director of the Telecommunications Division, deputy director general and director general of the Long-Distance Telecommunications Bureau, deputy chief engineer and deputy director general respectively. Mr. Xi also served as deputy director general of the Directorate General of Telecommunications of the former Ministry of Posts and Telecommunications, chairman and executive vice president of Shanghai Bell Company Limited, vice minister of the MII, president of China Network Communications Group Corporation and the vice minister of the Ministry of Industry and Information Technology ("MIIT"). Mr. Xi has not held any other directorships in any listed public companies in the last three years. Mr. Xi graduated from the Department of Electrical Engineering of Hefei University of Technology in 1977, and received a Master of Management degree in economics and management from Shanghai Jiaotong University and a Doctor of Management degree from the School of Economics and Management of Tongji University. Mr. Xi is a professor-level senior engineer and has extensive experience in telecommunications management, operations and technology.



Mr. LI Yue

Age 53, executive director and chief executive officer of the Company, joined the Board of Directors of the Company in March 2003. He is in charge of the operation and management of the Company. He is also the president and director of CMCC and CMC. Mr. Li started his career in 1976 and previously served as deputy director general and chief engineer of Tianjin Long-Distance Telecommunications Bureau, deputy director general of Tianjin Posts and Telecommunications Administration, president of Tianjin Mobile Communications Company, deputy head of the preparatory team and vice president of CMCC, chairman of Aspire Holdings Limited, non-executive director of Phoenix Satellite Television Holdings Limited and chairman of Union Mobile Pay Limited. Mr. Li holds a bachelor's degree in telephone exchange from the Correspondence College of Beijing University of Posts and Telecommunications, a master's degree in business administration from Tianjin University and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer and has won many national, provincial and ministerial level Science and Technology Advancement Awards. Mr. Li has many years of experience in the telecommunications industry, including experience in telecommunications network operations and maintenance, planning and construction, operational management and development strategies.



Mr. XUE Taohai

Age 56, executive director, vice president and chief financial officer of the Company, joined the Board of Directors of the Company in July 2002. Mr. Xue is principally in charge of the corporate affairs, finance and internal audit of the Company. He is also a vice president of CMCC and a director of CMC. Mr. Xue previously served as the deputy director general of the Finance Department of the former Ministry of Posts and Telecommunications, deputy director general of the Department of Financial Adjustment and Clearance of the MII and deputy director general of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. Mr. Xue is a senior accountant with over 32 years of experience in the telecommunications industry and financial management.



Madam HUANG Wenlin

Age 57, executive director and vice president of the Company, joined the Board of Directors of the Company in September 2007. Madam Huang is principally in charge of human resources and inspection matters of the Company. She is also a director of CMCC and CMC. Madam Huang previously served as the director of Domestic Communications Division and director of Communications Organization Division of the Directorate General of Telecommunications of the former Ministry of Posts and Telecommunications, vice president of China Telecommunications Corporation, executive director and executive vice president of China Telecom Corporation Limited and vice president of CMCC. Madam Huang graduated in 1984 from Beijing University of Posts and Telecommunications with a major in management engineering and received an EMBA degree from Peking University. Madam Huang is a senior economist with 36 years of operational and managerial experience in the telecommunications industry.



Mr. SHA Yuejia

Age 54, executive director and vice president of the Company, joined the Board of Directors of the Company in March 2006. Mr. Sha is principally in charge of marketing, data business and corporate customers management of the Company. He is also a vice president of CMCC, a director of CMC, non-executive director of Phoenix Satellite Television Holdings Limited and SPD Bank and chairman of Union Mobile Pay Limited. He previously served as director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, deputy director general of Beijing Telecommunications Administration, vice president of Beijing Mobile Communications Company and director and vice president, chairman and president of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a master's degree from the Academy of Posts and Telecommunications of the former Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 29 years of experience in the telecommunications industry.



Mr. LIU Aili

Age 48, executive director and vice president of the Company, joined the Board of Directors of the Company in March 2006. Mr. Liu is principally in charge of network operation, business support, information management, information security, and planning and construction of the Company. He is also a vice president of CMCC, a director of CMC and a non-executive director of China Communications Services Corporation Limited. He previously served as deputy director general of Shandong Mobile Telecommunications Administration, director general of Shandong Mobile Telecommunications Administration and general manager of Shandong Mobile Communications Enterprises, vice president of Shandong Mobile Communications Company, director general of Network Department of CMCC, chairman and president of Shandong Mobile and Zhejiang Mobile, and chairman of CMPak Limited. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree and completed a postgraduate program in economics at Shandong University. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 29 years of experience in the telecommunications industry.



Madam XIN Fanfei

Age 55, executive director and vice president of the Company, joined the Board of Directors of the Company in January 2006. Madam Xin is principally in charge of the general administration and investor and media relations of the Company. She previously served as deputy director of the Foreign Affairs Division, deputy director of the Planning Division and chief of the Planning Office, director of the Planning Division, director of the Department of Planning and Construction of Tianjin Posts and Telecommunications Administration, vice president of Tianjin Mobile Communications Company, director and vice president of Tianjin Mobile, chairwoman and president of Heilongjiang Mobile, and chairwoman of former China Mobile Peoples Telephone Company Limited. Madam Xin graduated from Xidian University, and received an EMBA degree from Peking University and a Doctor of Management degree from Hong Kong Polytechnic University. Madam Xin is a professor-level senior engineer with many years of experience in the telecommunications industry.



Mr. XU Long

Age 55, executive director of the Company, joined the Board of Directors of the Company in August 1999. Mr. Xu is the chairman and president of Guangdong Mobile, responsible for the Company's business operations in Guangdong. He previously served as the deputy director of Shaoxing Posts and Telecommunications Bureau, president of Zhejiang Nantian Posts and Telecommunications Group Company, director of the General Office and deputy director general of Zhejiang Posts and Telecommunications Administration, and chairman and president of Zhejiang Mobile. He graduated from Zhejiang Radio and Television University in 1985, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Xu is a senior economist with 34 years of experience in the telecommunications industry.



INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr. LO Ka Shui

Age 65, independent non-executive director of the Company, joined the Board of Directors of the Company in April 2001. He was appointed as the chairman of Audit Committee, Remuneration Committee and Nomination Committee of the Company. Dr. Lo is the chairman and managing director of Great Eagle Holdings Limited, the non-executive director and chairman of Eagle Asset Management (CP) Limited (manager of the publicly listed Champion Real Estate Investment Trust). He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and an independent non-executive director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, Winsor Properties Holdings Limited and City-e-Solutions Limited. Dr. Lo is a vice president of the Real Estate Developers Association of Hong Kong, a trustee of the Hong Kong Centre for Economic Research, the chairman of The Chamber of Hong Kong Listed Companies and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Dr. Lo previously served as independent non-executive director of Melco International Development Limited. Dr. Lo graduated from McGill University with a Bachelor of Science degree and from Cornell University with a Doctor of Medicine (M.D.) degree. He was certified in internal medicine and cardiology. He has more than 30 years of experience in property and hotel development and investment both in Hong Kong and overseas.



Mr. Frank WONG Kwong Shing

Age 64, independent non-executive director of the Company, joined the Board of Directors of the Company in August 2002. Mr. Wong serves as an independent non-executive director of Industrial and Commercial Bank of China Limited, China and Mapletree Investments Pte Ltd, Singapore, and a non-executive director of PSA International Pte Ltd, Singapore. He previously served as vice chairman of DBS Bank, a member of the boards of DBS Bank and DBS Group Holdings, and chairman of DBS Bank (Hong Kong) and DBS Bank (China). He held a series of progressively senior positions with regional responsibility at Citibank, JP Morgan and NatWest from 1967 to 1999 and served as non-executive director of National Healthcare Group Pte Ltd. Mr. Wong also served in various positions with Hong Kong's government bodies including the chairman of the Hong Kong Futures Exchange between 1993 and 1998. Mr. Wong has many years of finance and commercial management experience.



Dr. Moses CHENG Mo Chi, GBS, OBE, JP

Age 62, independent non-executive director of the Company, joined the Board of Directors of the Company in March 2003. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he currently is the honorary president and chairman emeritus. Dr. Cheng is also the chairman of the Advisory Committee on Post-service Employment of Civil Servants and currently holds directorships in City Telecom (H.K.) Limited, China COSCO Holdings Company Limited, Liu Chong Hing Investment Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Hong Kong Exchanges and Clearing Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are public listed companies in Hong Kong. He is also an independent non-executive director of ARA Asset Management Limited, a company whose shares are listed on Singapore Exchange Limited. His other directorships in public listed companies in the last 3 years include Beijing Capital International Airport Company Limited, Galaxy Entertainment Group Limited (formerly known as K. Wah Construction Materials Limited), Shui On Construction and Materials Limited and ARA Asset Management (Singapore) Limited (a company with shares listed on the Singapore Exchange Limited).

Chairman's Statement

Dear Shareholders,

The Group made positive strides in 2011 against the backdrop of China's steady and fast economic growth and the exuberant demand for information and telecommunications services. At the same time, we have been facing challenges arising from industry convergence, intensified competition, and increasingly high mobile penetration. We have adhered to our strategy of pursuing sustainable development, accelerating innovation and rebuilding core competencies. We achieved a breakthrough in the development of proprietary telecommunications technology and took important steps to explore new business areas and business models. Overall, the Group achieved steady and favourable growth and continued to lead the industry in market position and profitability.



FINANCIAL RESULTS

In 2011, operating revenue maintained favourable growth, reaching RMB528.0 billion, up 8.8% over last year. Continuing to lead the industry in profitability, the Group achieved a 5.2% increase over last year in profit attributable to equity shareholders, which amounted to RMB125.9 billion, with profit attributable to equity shareholders margin reaching 23.8%. EBITDA rose 4.9% over last year to RMB251.0 billion, with EBITDA margin reaching 47.5%. Basic earnings per share grew 5.2% over last year to RMB6.27. Underpinned by its sound capital structure and strong cash flow generating capability, the Group is favourably positioned to manage risks and achieve sustainable growth.

BUSINESS DEVELOPMENT

The Group achieved steady business development in 2011. With a net addition of 65.55 million customers, our customer base was close to 650 million by the end of 2011. Voice business continued to grow. Total voice usage volume was 3,887.2 billion minutes, up 12.3% over last year. Average minutes of usage per user per month (MOU) reached 525 minutes and average revenue per user per month (ARPU) was RMB71. Data business, in particular wireless data traffic and applications and information services, maintained good growth momentum. Data services revenue increased 15.4% over last year, accounting for 26.4% of operating revenue. Wireless data traffic became a major driver of operating revenue growth, recording a 45.0% increase in revenue over last year and accounting for 8.4% of operating revenue. Applications and information services continued to grow, with Wireless Music maintaining its scale of development and contributing RMB22.1 billion in revenue and Mobile Reading, Mobile Video and Mobile Mailbox growing rapidly. The 3G operation performed well and saw accelerated growth in its customer base. By the end of 2011, our 3G customer base exceeded 51 million.

Facing an environment of rapid growth in the mobile Internet industry, we proactively explored new business areas and business models by adhering to the principle of "Cooperation by opening up, development through competition". As an essential open platform to bring customers, developers and other parties in the industry chain together, Mobile Market has achieved fast development with 158 million cumulative registered customers and over 630 million cumulative application downloads. Mobile Market has become the world's largest Chinese-language application store.

Meanwhile, we accelerated the launch of standardized and modularized "Internet of Things" products and expanded its application areas and scale. The development of "Wireless City" has made positive progress. Having signed cooperation agreements with 31 provinces, autonomous regions and directly-administered municipalities, and 217 cities, the Group has substantially completed its nationwide deployment of "Wireless City". We have also enriched applications covering ten categories relating to people's everyday lives, including public administration, traffic control, healthcare, employment service and others. The breadth of applications further encouraged customers' active participation and deepened the "informationalization" of the society.

Adhering to our mantra of "Customers are our priority, quality service is our principle", we further enhanced the quality of our customer service. The proportion of online service transactions increased significantly. We continued to enhance spending transparency to protect customer rights. Our customer satisfaction level has been steadily increasing, keeping us ahead of our peers in the industry.

NETWORK DEVELOPMENT

To cope with the trend of booming mobile data traffic resulting from drastic growth in demand for mobile Internet access and the popularization of smart terminals, we further implemented our forward-looking Four-Network Coordination strategy, namely 2G, 3G (TD-SCDMA), WLAN and TD-LTE. Through efficient allocation of resources among these networks and leveraging their different technological advantages, we have strengthened our network construction. We are committed to building a world-class wireless network with broad and thorough coverage, excellent quality and high speed.

By the end of 2011, our base stations exceeded 920,000. The number of WLAN access points was close to 2.2 million, making WLAN an essential means of carrying data traffic. Our 3G network currently covers all cities at or above county-level in China. Our network capacity continued to grow and overall network quality continued to lead the industry.

We have actively promoted home-grown technology and have made significant progress on TD-LTE. TD-LTE Advanced is recognized as one of the global 4G standards by International Telecommunication Union ("ITU"). In 2011, in cooperation with our parent company, we completed the first phase of the large scale testing of TD-LTE across six cities in Mainland China. We will roll out the second phase of the large scale testing in nine cities in 2012 and the TD-LTE trial network in the main urban districts of Hangzhou and Shenzhen will reach pre-commercial standard. We will launch LTE TDD/FDD commercial service in the Hong Kong Special Administration Region in 2012. Leveraging on our global influence, we have introduced the "Global TD-LTE Initiative" ("GTI"). Currently, 40 international operators have joined GTI and 5 operators have officially launched commercial services. The increasing scale of the TD-LTE industry signaled a substantial step forward for TD-LTE's commercialization.

CORPORATE MANAGEMENT AND GOVERNANCE

In 2011, we furthered our "One China Mobile" project. Leveraging our economies of scale, we continued to streamline our low-cost, highly efficient operations. Centralized operations covered multiple operational fronts such as procurement, storage and logistics, network maintenance, sales and customer service and backend support. As a result, operational efficiency was further improved. On the other hand, we established International Company and China Mobile Terminal, as a further step to achieving specialized business operations.

Abiding by corporate governance principles of integrity, transparency, openness and high efficiency, the Company has instituted a sound governance structure and taken practical measures to ensure best corporate governance practices. In 2011, we strengthened internal control and risk management and carried out internal audits on key areas of our current operations including risk management for business cooperation and sales and marketing resources management. Through the foregoing efforts, the Company further enhanced management processes and policies. These improvements will help the Group achieve long-term, sustainable and healthy development.

CORPORATE SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

We attach great importance to corporate social responsibility and pursue a strategy of sustainable development on all fronts. We make contributions to the society by providing reliable telecommunications services, managing environmental impact and participating in philanthropy. In 2011, in the wake of several natural disasters such as the earthquake in Yunnan province and the heavy rains in southern China, we acted swiftly to provide emergency telecommunications service for the relief work. Fully committed to energy saving and emissions reduction, we furthered our "Green Action Plan" by establishing energy efficiency evaluation processes for office space, equipment rooms and base stations. By creating a "green network" and promoting service transactions through electronic channels, we were able to achieve low energy consumption and sustainable growth. In 2011, our power consumption per unit of telecommunications traffic decreased by 11% over last year. Through the China Mobile Charity Foundation and our other philanthropic activities, we rallied support internally and from society. We continued the elementary and middle school headmaster training programs in central and western China and the building of libraries and multi-media classrooms. We also provided support to disadvantaged groups, such as orphans who lost their parents to AIDS, and children in poverty with congenital heart diseases.

In 2011, China Mobile was recognized for the fourth consecutive year as a constituent of the Dow Jones Sustainability Index, being the only company from Mainland China to win that honour.

AWARDS AND RECOGNITION

In 2011, our achievements continued to be recognized. The Company was again included and ranked 16th in Financial Times' "FT Global 500", and moved up to 34th from 38th place last year on Forbes Magazine's "Global 2000" list. The China Mobile brand was named one of "BRANDZ™ Top 100 Most Powerful Brands" by Millward Brown and Financial Times for the sixth consecutive year, and the brand value increased by 9% and ranked 9th among all companies considered. The Company currently has a corporate credit rating of Aa3/Outlook Positive from Moody's Investor Service and AA-/Outlook Stable from Standard & Poor's, equivalent to China's sovereign credit rating respectively.

DIVIDENDS

In view of the Group's good profitability in 2011 and taking into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.747 per share for the financial year ended 31 December 2011 in accordance with the dividend payout ratio of 43% planned for the full financial year of 2011. This, together with the interim dividend of HK$1.580 per share that was paid in 2011, amounts to an aggregate dividend payment of HK$3.327 per share for the full financial year of 2011.

In 2012, taking into consideration various relevant factors such as the Group's overall financial condition, cash flow generating capability and the need for future sustainable development, the Company's planned dividend payout ratio for the full year of 2012 will be 43%.

The Board believes that the Company's good profitability and strong cash flow generating capability will be able to support the future sustainable development, while providing shareholders with a favourable return.

FUTURE OUTLOOK

Steady macro-economic growth and rapid transitions in China's economic structure and consumer spending patterns will not only continuously stimulate demand for traditional telecommunications services, but also boost demand for new models of information consumption. The information communications service market contains tremendous growth potential. The development of information communications technology will veer towards broadband, mobility and integration, and the popularization of smart terminals will provide a catalyst to the information application services market. These are broadening the boundaries of the telecommunications industry and will bring new sources of value to the Company. With the government's support of home-grown technologies and innovation, the development of TD-LTE technology has achieved new breakthroughs, and its commercialization and industrialization will inject new energy into our future growth.

At the same time, the convergence of information communications technologies has dramatically changed the industry landscape and resulted in more diverse market competition. The continuous rapid development of the mobile Internet industry will present us with both growth opportunities and operational challenges. Structural changes in the telecommunications industry and increasing mobile penetration will further intensify market competition.

Facing both opportunities and challenges, we will fully leverage our advantages, including the world's largest mobile network and customer base, premium brand, operational capabilities, management experience and talented personnel. We will endeavour to push forward Mobile Internet innovation to establish a leading position in the mobile Internet industry. We will fully leverage our Four-Network Coordination to strengthen our competitiveness in the provision of full services. We will enhance our core competencies by focusing on service, quality and innovation. We will promote value creation by focusing on improving revenue-generating efficiency, data traffic operation and information services development. We will also focus on reforming policies and procedures and strengthening management support to promote organizational vitality from within and ensure sustainable healthy growth.

We will look for appropriate investment opportunities in an active but cautious manner to broaden our presence in the telecommunications market.

As always, we will strive to create value for our shareholders.



Wang Jianzhou
Chairman

Hong Kong, 15 March 2012

Open Dialogue with Senior Management


中國移動有限公司
CHINA MOBILE LIMITED
二零一一年度全年業績發佈
2011 Annual Results Announcement









The Company announced its 2011 annual results on 15 March 2012. In addition to the publication of a press release and the posting of the annual results on its website, on the same day the Company conducted an investment analyst conference, a press conference, an investor tele-conference and had individual discussions to explain the results to investors and the general public in Hong Kong and overseas, and to address their questions.

The following is a summary of some key questions raised by leading investment analysts, and the replies given by the Company's senior management:

1. HOW DID THE COMPANY FARE THE NETWORK PRESSURE BROUGHT BY RAPID GROWTH IN WIRELESS DATA TRAFFIC?

With the proliferation of smart terminals, the Group's wireless data traffic continues to grow rapidly and has become an important impetus for our revenue growth.

In 2011, the Group's wireless data traffic increased by 152.1% year-on-year and generated revenue of RMB44.4 billion, representing an increase of 45.0% over last year. The ratio of increase in wireless data traffic to that of revenue was maintained at a sound level, where mobile data traffic increased by 56.1% and revenue was up by 43.5%, demonstrating a sound overall performance. In addition, WLAN data traffic increased by nearly four-fold and revenue increased by nearly three times, with WLAN data traffic amounting to 55.5% of total data traffic, which effectively diverted 2G data traffic, hence promoted customer stickiness and satisfied customer needs.

The Group focuses on developing handset-based high value data traffic, and endeavors its best effort to offload 2G data traffic to 3G and WLAN. We optimized our tariffs and aligned unlimited usage and ultra-low tariff plans. For WLAN, to further promote popularity of our business, the Group implemented simplified customer authentication, portal unification, convergent billing and prioritized network selection of WLAN-3G-2G for proprietary businesses.

To meet customer needs for data traffic, the Group has implemented a Four-Network Coordination strategy, namely GSM, TD-SCDMA, WLAN and TD-LTE, to create a world-class wireless network with wide and deep coverage, and high quality and speeds, in order to maintain a leading position in the mobile communications sector.

The Group's 2G network primarily carries voice and moderately carries low-volume and high-value handset data traffic. We maintain overall utilization rate of 70% to 75% and leading position in voice advantage to preserve the world's largest and best quality GSM network. The 2G network will exist in the long term.

The Group's TD-SCDMA network primarily carries handset-based data traffic. We will continue to construct and optimize the TD-SCDMA network to strengthen the depth and contiguous coverage in the urban areas of large and medium-sized cities, continuously improve quality and utilization, and off-load 2G data traffic in order to build a high standard 3G network.

WLAN is an essential component of the wireless broadband network. It primarily carries PC/handset Internet data traffic. The Group will be precise in the construction of WLAN and focus on enhancing coverage and network quality.

TD-LTE is the future network, which will carry high bandwidth and high quality wireless broadband business. The development of TD-LTE is a core component of its development strategy, where the Group will actively promote TD-LTE scale-trial and commercialization, and drive the technical and supply chain integration of TDD and FDD.

2. HOW DID THE COMPANY DEVELOP THE MOBILE INTERNET? CAN YOU ELABORATE ON THE DEVELOPMENT OF MOBILE MARKET AND "WIRELESS CITY"

The Group fully leveraged its advantages in customer scale, information resources, networks, channels, platforms, businesses, convergence of the supply chain and integration with other industries. Through building a smart pipe, open platforms, featured businesses and an integrated interface, the Group strives to establish a leading position in the Mobile Internet.

The Group adheres to the principle of "Cooperation by opening up, development through competition" and endeavors to develop Mobile Market into a consumer-oriented sales platform, developer-oriented service platform and supply chain-oriented support platform. Meanwhile, Mobile Market has consolidated a wealth of resources from nine bases (Centers of Excellence) of the Group's major businesses.

Mobile Market is an essential component of the Group's Mobile Internet strategy. The Group announced establishment of five major capabilities for open platforms, namely Mobile Market cloud services, Internet of Things, e-commerce, location-based capability and Fetion+. As at the end of 2011, the cumulative number of registered customers of Mobile Market accounted for 158 million, and the cumulative number of application downloads exceeded 630 million, making Mobile Market the world's largest Chinese language application store.

"Wireless City" is a strategic focus of the Group's future development and the anchor of developing Mobile Internet, Internet of Things and cloud computing. The Group leverages "Wireless City" to promote the rapid development of applications, in order to become a one-stop platform for urban management and lifestyle information services. The Group also positions "Wireless City" as an opportunity and platform to expand its "Share of Daily Life Services" for individual customers and "Share of Information Services" for companies and industries. The Group regards "Wireless City" as the conduit to different industries.

The Group has inked "Wireless City" cooperation agreements with 31 provinces, autonomous regions and directly-administered municipalities and 217 cities, essentially completing national deployment and achieving scale development of 10 categories or 50 key applications covering public administration, traffic control, healthcare and employment service, etc.

3. CAN YOU ELABORATE ON THE DEVELOPMENT OF THE SCALE-TRIAL AND GLOBAL PROMOTION OF TD-LTE?

TD-LTE received much attention from the government and strong support from the supply chain. Currently, TD-LTE is accelerating its global commercial deployment.

The Group successfully completed Phase 1 scale-trial in six cities, with more than 900 base stations and key technical indicators meeting expectations. TD-LTE's trial transmission speed was comparable to that of LTE FDD with bandwidth costs significantly lower than 3G.

This year, the Group will extend Phase 2 scale-trial in nine cities and construct more than 20,000 base stations through new-builds and upgrades. Major cities in Zhejiang and Guangdong will smoothly upgrade from TD-SCDMA to TD-LTE, to realize contiguous urban coverage. The network construction costs for the scale-trial are borne by the parent company.

TD-LTE Advanced has been officially recognized as a 4G standard by ITU.

Currently, 40 operators have joined Global TD-LTE Initiative (GTI). 5 operators worldwide have officially launched TD-LTE commercial services and more than 10 additional operators have confirmed their commercial plans. As announced in the recent GTI operators' action plan, 500,000 TD-LTE base stations are planned to be deployed globally by 2014 with over 100 terminal models to cover more than 2 billion population.

Chipsets and terminals for TD-LTE and LTE FDD are undergoing integrated development, while enjoying the recognition and support from various chipset and terminal manufacturers. Multi-mode dongles have reached pre-commercial standard. TD-LTE/LTE FDD/3G/2G multi-mode commercial chipsets have been launched recently, with anticipated debut of TD-LTE multi-mode smartphones within this year.

Business Review



In 2011, the Group faced increasing penetration and intensifying competition in the traditional telecommunications market. Challenges also arose from a new industry ecosystem and business models that seek to eschew the traditional telecommunications industry. The Group overcame various challenges, continued to explore business growth potential, changed its mode of development, enhanced quality, focused on service and continued innovating. Capitalizing on its advantages in scale, networks, brand, service and talents, the Group maintained a leading market position. It continued to achieve stable growth in operating results, and its operational management has been taken to the next level.

Business Review

As at the end of 2011, the Group's total customer base was approximately 650 million, representing a growth of 11.2% from 2010. Total voice usage increased by 12.3% and reached 3,887.2 billion minutes in 2011. Data services revenue reached RMB139.3 billion, up by 15.4% from the previous year, and accounted for 26.4% of the Group's operating revenue, which was an increase of 1.5 percentage points. Wireless data traffic reached 361.4 billion megabytes, risen by 152.1% from the previous year.

KEY OPERATING DATA OF THE GROUP

	2011	2010
Customer Base (million)	649.6	584.0
Net Additional Customers (million)	65.6	61.7
3G Customer Base (million)	51.2	20.7
Net Additional 3G Customers (million)	30.5	15.2
Total Voice Usage (billion minutes)	3,887.2	3,461.6
Average Minutes of Usage per User per Month (MOU) (minutes/user/month)	525	521
Average Revenue per User per Month (ARPU) (RMB/user/month)	71	73
SMS Usage (billion messages)	736.1	711.0
Wireless Data Traffic (billion megabytes)	361.4	143.3

OPERATING RESULTS

In 2011, the Group achieved salient results in strengthening new customer acquisitions and management of existing customers. As at 31 December 2011, the Group's total customer base was approximately 650 million and net additional customers accounted for 65.55 million. The Group continued to maintain its industry leading position in market share of net additional customers. Rural and migrant markets continued to fuel growth. 3G customer base further expanded and exceeded 51 million. Through measures such as tariff optimization and service enhancement, the middle-to-high-end customer base experienced steady growth. The Group's corporate customers continued to grow and reached 3.24 million as at the end of 2011. Individual customers served under the corporate accounts took up 36.0% of the total customer base.

In 2011, the Group actively promoted its voice business. By better addressing customer needs and tapping the potential of long-distance calls, roaming services and international calls, the Group's voice business continued to grow. Total voice usage reached 3,887.2 billion minutes, up by 12.3% from the previous year. MOU reached 525 minutes. Voice services revenue reached RMB364.2 billion, up by 5.9% from 2010.

The Group's data business, comprising SMS and MMS, wireless data traffic, and applications and information services, demonstrated robust development momentum. In 2011, data services revenue reached RMB139.3 billion, reporting growth of 15.4% from 2010, and accounting for 26.4% of the Group's operating revenue, which increased by 1.5 percentage points from the previous year.

As one of the components of data business, SMS and MMS continued to make a significant contribution to data services revenue. In 2011, revenue generated from SMS and MMS reached RMB46.5 billion.

The Group strengthened operations of its data traffic, and wireless data traffic grew rapidly. In 2011, wireless data traffic hiked 361.4 billion megabytes, up by 152.1% from the previous year. Wireless data traffic revenue reached RMB44.4 billion and rose by 45.0%, accounting for 8.4% of the Group's operating revenue. The growth of wireless data traffic business provided a strong impetus to revenue, realizing a healthy growth in traffic and revenue.

The Group's applications and information services experienced rapid growth. In 2011, its revenue reached RMB48.4 billion, up by 12.0% from the previous year, of which, Wireless Music sustained scale development, with revenue reaching RMB22.1 billion. Mobile Mailbox accounted for RMB1.5 billion in revenue. Mobile Reading and Mobile Video also enjoyed rapid growth, accounting for RMB0.63 billion and RMB0.57 billion in revenue respectively, and reported growth of 153.8% and 136.0% respectively. Businesses such as Mobile Gaming and location-based services also demonstrated robust development momentum.

The Group adhered to the principle of "Cooperation by opening up, development through competition" and accelerated the establishment of new development models for the Mobile Internet business. The development of Mobile Market, the Group's mobile application store, has been encouraging. The cumulative registered customers and cumulative application downloads reached 158 million and over 630 million respectively. Mobile Market has become the world's largest Chinese language application store.

CUSTOMER BASE

(million)

▲ 11.2%


584.0
649.6
2010
2011

TOTAL VOICE USAGE

(billion minutes)

▲ 12.3%


3,461.6
3,887.2
2010
2011


彩铃常常变
乐趣尝尝新
小屏幕也能看出大惊喜
手机阅读

MOU

(minutes)

▲ 0.8%


521
525
2010
2011

SMS USAGE

(billion messages)

▲ 3.5%


711.0
736.1
2010
2011

WIRELESS DATA TRAFFIC

(billion megabytes)

▲ 152.1%


143
361.4
2010
2011

The Group accelerated the launch of standardized and modular "Internet of Things" products, and leveraged the "Wireless City" platform to continue expanding the scope and scale of "Internet of Things" applications. The construction of "Wireless City" achieved remarkable results. 31 provinces, autonomous regions and directly-administered municipalities, and 217 cities signed "Wireless City" cooperation agreements. National deployment is basically complete. 10 categories or 50 key applications covering public administration, traffic control, healthcare and employment service have posed for scale development.

IMPROVE QUALITY

The Group persisted with the mantra that "Quality is the lifeline of a telecommunications company". In 2011, the Group endeavored to enhance the quality of its basic networks, data business and business support. Quality of the GSM network maintained a leading position with voice call drop rate declining to 0.32% and successful connection rate climbing to 99.26%. Quality of the 3G network continued to improve, with voice call drop rate declining to 0.35% and successful connection rate increasing to 98.99%. Quality of data business was significantly enhanced, with 99% success rate for KPIs such as subscription and un-subscription for key products. Quality of Internet business improved substantially, with enhancements in network speeds and customer experience. The Group achieved steady improvements in business support capability, of which billing and data business subscription have achieved remarkable results. Improvements of network, business and support quality have laid a solid foundation for the Group to continuously develop its business in a complex and competitive environment.

IMPROVE SERVICES

The Group adhered to its mantra of "Customers are our priority, quality service is our principle," and established an end-to-end service quality management system, which continuously bolstered customer satisfaction. In 2011, the Group maintained a leading position in customer satisfaction in the industry.

Customer interface was further optimized, and basic customer service such as sales outlets and 10086 hotline obtained steady improvements. The construction of the unified portal, 10086.cn, achieved positive results, with online processing time down by 17%. Key businesses and products were processed through electronic channels, accounting for 76% of all business transactions of the Group, up by 22 percentage points from the previous year. Protection of consumer interests was enhanced. The Group has optimized customer billing across the board and introduced service measures such as inquiry and un-subscription through SMS, proactive alerts, and refund before investigation for billing disputes of Monternet services, to keep customers informed and to provide peace-of-mind for their spend. The Group takes customer complaints seriously and had the lowest number of complaints per million customers in the industry in 2011.

ENHANCE INNOVATION

In the area of network innovation, the Group established a strategy to realize Four-Network Coordination, namely 2G, 3G, WLAN and TD-LTE. The Group constructed and developed networks based on customer needs and different positioning of the networks. By the end of 2011, 2G base stations exceeded 700,000, maintaining a reasonable network utilization rate and leading network quality. 3G base stations increased to approximately 220,000, covering county-level and above cities, which strengthened the depth and contiguous coverage in the main districts. The number of WLAN access points climbed to approximately 2.2 million. Data traffic, which played a positive role in load-balancing, increased by 397.9% from the previous year. The Company assisted its parent company in completing the TD-LTE scale trial in 6 cities and constructed over 900 base stations. The trial will extend to 9 cities, reaching over 20,000 base stations through new-builds and smooth upgrade. Coverage of the main urban districts in Hangzhou and Shenzhen will reach pre-commercial standard. The Group will realize Four-Network Coordination and bring out strengths of the respective networks, to better satisfy customer demand.

In addition, the Group improved the planning and deployment of basic network resources and enhanced its full service capabilities to fare competition. The Group continued to garner basic resource reserves, and network transmission and deployment capabilities both improved significantly from the previous year. Moreover, the Group fully leveraged synergy with its parent company and pursued a differentiated full service strategy, which emphasized service excellence with quality individual customers, expanded targeted corporate customers and developed select family customers – to provide high bandwidth and differentiated access services, and to develop standardized products in scale.


中国移动通信
CHINA MOBILE
一下 生活变鲜活
优酷
移动改变生活

Business Review

With respect to business innovation, the Group kept up with the development trend of information technology and actively promoted its Mobile Internet business in light of the huge market that information services present. It implemented a development strategy, which features the combination of "a smart pipe, open platforms, featured businesses and an integrated interface". The Group strived to construct a useful, easy-to-use, efficient and smart pipe. The Group positioned Mobile Market as a customer-oriented sales platform, developer-oriented service platform and supply chain-oriented support platform, and established five key capabilities for open platforms, including Cloud Services for Mobile Market, "Internet of Things" capability, e-commerce capability, location-based capability and "Fetion+". Not only did it develop featured businesses, the Group also promoted in-depth integration of the terminals and business.

With regard to management innovation, the Group made substantive achievements in professional operations. China Mobile International Company Limited commenced operations, which expanded the Group's market share in international business and expedited the construction of Hong Kong international submarine cable POPs, paving the way for the rapid formation of global network capabilities at low cost. The Group drove down settlement costs by enhancing negotiation with international operators. International roaming tariffs to 38 key destinations were significantly lowered, which effectively enhanced voice usage and customer perception. The restructuring of China Mobile Group Terminal Company Limited united strengths of the industries, and enhanced scale of procurement and sales of terminals. As a result, terminal quality was improved and costs were down. Average per unit procurement cost dropped further. Professional and market-oriented operations have effectively supported business development and enhanced efficiency of operations and management.

In addition, the Group enhanced centralized management. It pushed forward the construction of "International Information Hubs" and "Center of Excellence (South Base)", which effectively created support and synergy. The Group accelerated the construction of centralized data center, call center and a warehouse-style low-cost Internet Data Center (IDC). The Group also implemented centralized management of the storage and logistics center and strived to establish a low-cost and efficient supply chain system which further enhanced the extent of centralized procurement to lower costs.

To fulfill its social responsibility, the Group is committed to energy-saving and emissions reduction. The Group endeavored to promote energy-saving technologies such as smart energy-saving according to frequency loading, the application of natural resource cooling and green packaging, which saved 1.6 billion kWh of energy in the year. The Group's power consumption per unit of telecommunications traffic decreased by 11% from the previous year.

CAPITAL EXPENDITURE

(RMB billion)


128.5
131.9
130.0
125.0
2011
2012
2013
2014

RATIONAL INVESTMENT

With a focus on strengthening core competencies and investment return, the Group scientifically scheduled its investments. Investments were primarily used in ensuring Four-Network Coordination, solidifying advantage in traditional voice business, and satisfying the increasing demand for data usage. Investments also focused on supporting technology innovation and business development of Mobile Internet, "Internet of Things" and cloud computing, and proactively reserving infrastructure resources and improving competitiveness of full service. The Group rationally managed investment scale, optimized investment structure and ascertained investment efficiency and return.

The Group's capital expenditure for 2011 was RMB128.5 billion, which was mainly expended on the construction of mobile communications networks (57%), transmission (18%), business development (6%), support systems (6%) and buildings and infrastructure (9%). Capital expenditure for the Group in 2012 to 2014 is budgeted at RMB131.9 billion, RMB130.0 billion and RMB125.0 billion, respectively. The capital expenditure for 2012 is budgeted according to the following schedule – mobile communications networks (41%), transmission (26%), business development (6%), support systems (8%), and buildings and infrastructure (16%).

SUSTAINABLE DEVELOPMENT

Looking to the future, the Group will proactively capture opportunities arising from the increasing demand for information and communication services, continue to increase its "Share of Daily Life Services" for individual customers and the "Share of Information Services" for companies and industries, and endeavor to explore and cultivate the development potential brought by emerging industries. The Group will continue to improve quality to ascertain an overall leading position, improve services to enhance customer satisfaction and strengthen innovation – to bring its development to the next level. It will strengthen market expansion to maintain economies of scale, implement precise management and drive low-cost and efficient operations to achieve the strategic vision of "Mobile Changes Life" and the Group's sustainable development.

Financial Review



In 2011, the relatively high economic growth has effectively pushed forward the Group's favorable business development. However, the Group experienced challenges arising from the continued increase in mobile penetration rate, increasingly intensified competition in the telecommunications market and the structural change of the industry value chain. With reference to its mantra of "Customers are our priority, quality service is our principle", the Group focused on improving the quality and its services and engaged in rational competition. With the joint efforts of its staff, the Group maintained favorable growth in its operating results:

- Operating revenue increased by 8.8%
- EBITDA margin reached 47.5%
- Margin of profit attributable to equity shareholders reached 23.8%

Adhering to efficiency and value as our core principle, the Company implemented refined management, strived to establish a low-cost, highly efficient operating system, and promoted a sustainable and healthy development.

Financial Review

KEY FINANCIAL DATA

	2011 RMB million	2010 RMB million	Change %
Financial Results			
Operating revenue	527,999	485,231	8.8
Voice services	364,189	343,985	5.9
Data services	139,330	120,768	15.4
Others	24,480	20,478	19.5
Operating expenses	376,700	334,477	12.6
Leased lines	5,188	3,897	33.1
Interconnection	23,533	21,886	7.5
Depreciation	97,113	86,230	12.6
Personnel	28,672	24,524	16.9
Selling expenses	96,830	90,590	6.9
Other operating expenses	125,364	107,350	16.8
Profit from operations	151,299	150,754	0.4
Other net income	2,559	2,336	9.5
Share of profit of associates[1]	4,306	558	671.7
Profit attributable to equity shareholders	125,870	119,640	5.2
EBITDA[2]	251,025	239,382	4.9
Basic EPS (RMB)	6.27	5.96	5.2
Financial Position			
Current assets	382,685	321,832	18.9
Non-current assets	569,873	540,103	5.5
Total assets	952,558	861,935	10.5
Current liabilities	273,244	255,630	6.9
Non-current liabilities	28,895	28,902	(0.0)
Total liabilities	302,139	284,532	6.2
Non-controlling interests	1,355	1,246	8.7
Shareholders' equity	649,064	576,157	12.7
Cash Flows			
Net cash generated from operating activities	226,756	231,379	(2.0)
Net cash used in investing activities	(169,356)	(171,572)	(1.3)
Net cash used in financing activities	(58,420)	(51,051)	14.4
Free cash flow[3]	98,208	107,032	(8.2)

1 The Group recognized its share of SPD Bank's comprehensive income for the year ended 31 December 2011 based on the unaudited financial information publicly disclosed by SPD Bank.

2 The Company defines EBITDA as profit for the year before taxation, share of loss of jointly controlled entity, share of profit of associates, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.

3 The Company defines free cash flow as net cash generated from operating activities less investments incurred in capital expenditure.

SUMMARY OF FINANCIAL RESULTS

Benefiting from the solid customer base, continued remarkable addition of new customers, stable growth in voice usage volume and rapid growth of the data business, operating revenue of the Group for 2011 reached RMB528.0 billion, representing 8.8% increase compared to the previous year. In order to support the development of the customer base, voice usage volume and the data business as well as to respond to market competition and continue to enhance the Group's core competitiveness, the Group continuously strengthened resource allocation. While increasing its investments in sales channels, customer services, network optimization, system support and research and development, the Group also improved its efficiency and effectiveness in utilizing resources. The operating expenses in 2011 were approximately RMB376.7 billion, representing an increase of 12.6% compared to the previous year. The Group's profitability continued to be in a leading position in the industry. Profit attributable to equity shareholders was RMB125.9 billion, representing an increase of 5.2% compared to the previous year. The margin of profit attributable to equity shareholders reached 23.8%. EBITDA was RMB251.0 billion, representing an increase of 4.9% compared to the previous year, arriving at a margin of 47.5%. Basic EPS was RMB6.27, representing an increase of 5.2% compared to the previous year.

The Group maintained its robust cash flow as a result of its healthy business growth, scientifically refined cost control, rational and efficient capital expenditure as well as the increasingly prominent economies of scale. In 2011, the Group's net cash generated from its operating activities and free cash flow were approximately RMB226.8 billion and RMB98.2 billion, respectively. The total debt to total book capitalization ratio (with total book capitalization representing the sum of total debt and shareholders' equity) and interest coverage multiple (ratio of profit before interest and tax to finance costs) remained at a sound level. The Company currently has a corporate credit rating of Aa3/Outlook Positive from Moody's Investor Service and AA–/Outlook Stable from Standard & Poor's, equivalent to China's sovereign credit rating respectively.

Underpinned by its perennially stable capital structure, prominent financial strength and strong cash flow generating capability, the Group has laid a sound foundation for risk management and the achievement of sustainable healthy development.

OPERATING REVENUE COMPOSITION


4.2%
24.9%
70.9%
2010
4.6%
26.4%
69.0%
2011
Voice services revenue
Data services revenue
Other operating revenue

Operating Revenue

In 2011, the Group continued to achieve stable growth in its customer base and relatively rapid growth in voice usage volume. The driving force of the data business on the Group's revenue also became more evident. The operating revenue of the Group reached RMB528.0 billion, representing an increase of 8.8% compared to the previous year. The Group is devoted to optimizing its customer service system and building differentiated competitive advantages. The Group further developed the market of rural customers, vigorously explored corporate customers, enhanced relationships with the existing customers, proactively retained high-value customers and endeavored to improve customer satisfaction. In 2011, the number of net additional customers for the Group was 65.55 million. In addition, the Group effectively launched its marketing efforts in relation to voice usage, driving the growth potential of voice usage volume and realizing a stable growth in the voice business. The total minutes of usage reached 3,887.2 billion minutes, representing an increase of 12.3% compared to the previous year.

The Group enhanced its innovation in business applications and promoted the development of new business areas. Data businesses, in particular wireless data traffic business, have shown promising development momentum and made increasing contributions to revenue growth. In 2011, data services revenue reached RMB139.3 billion, representing an increase of 15.4% compared to the previous year, and data services revenue as a percentage of operating revenue has increased to 26.4%. The components of data services revenue were further optimized. Revenue generated from the SMS and MMS maintained a sizeable scale and its usage volume still recorded stable growth. In 2011, the revenue from the SMS and MMS reached RMB46.5 billion, representing 33.3% of the data services revenue. Revenue generated from the SMS and MMS has potential for further growth in view of the expansion of the business relating to the "Internet of Things" and corporate customers. Benefiting from the positive development of the 3G business and the increasing popularity of smartphones, wireless data traffic business continued to grow rapidly. In 2011, wireless data traffic increased by 152.1% and its revenue reached RMB44.4 billion, representing an increase of 45.0% compared to the previous year and constituting 31.9% of the data services revenue. Businesses on a larger scale such as Wireless Music and Incoming Caller Alert grew steadily, while emerging businesses such as Mobile Market, Mobile Reading and Mobile Video recorded a rapid growth. In 2011, revenue from applications and information services reached RMB48.4 billion, representing 34.8% of the data services revenue.

DATA SERVICES REVENUE

(RMB million)


▲ 15.4%
24.9%
26.4%
120,768
25.4%
38.8%
139,330
31.9%
33.3%
2010
2011
Applications and information services
Wireless data traffic
SMS and MMS
Percentage of operating revenue

OPERATING EXPENSES STRUCTURE


68.9%
71.3%
0.8%
1.0%
17.8%
18.4%
5.0%
5.4%
18.7%
18.3%
22.1%
23.7%
2010
2011
Leased lines
Personnel
Interconnection
Selling expenses
Depreciation
Other operating expenses

Note: *Each of the above percentages represents the percentage of the operating expense to operating revenue.*

LEASED LINES

(RMB million)


▲ 33.1%
0.8%
1.0%
3,897
5,188
2010
2011
Percentage of operating revenue

INTERCONNECTION

(RMB million)


▲ 7.5%
4.5%
4.5%
21,886
23,533
2010
2011
Percentage of operating revenue

Operating Expenses

In order to strengthen the leading position of the Group in the mobile telecommunications industry and enhance its future competitiveness, the Group consistently upheld the principles of rational investment, effective resource allocation, forward-looking planning and refined management with respect to its cost-resource allocation. The Group propagated the transformation of its management towards centralization, standardization, informationalization, professionalization and integration, and made efforts to enhance its core capabilities. The Group thereby enhanced management efficiency and achieved a low-cost, highly efficient operation. In 2011, the operating expenses increased 12.6% compared to the previous year to approximately RMB376.7 billion, representing 71.3% of total operating revenue. The Group is committed to continuously enhancing its refined management, implementing benchmark management and continuously optimizing the cost structure to enhance the efficiency and effectiveness of cost investment and achieve optimal returns.

Leased Lines

Since the Group's self-constructed and jointly-constructed lines had already reached a sizeable scale, the scale of leasing fees for transmission lines had been relatively small. Following the rapid growth of the 3G customer base and the 3G business, the Group's TD wireless network capacity leasing fees, which are payable to its parent company according to actual TD network usage, increased to RMB1.1 billion in 2011, and the leasing fees for Internet ports also increased as a result of the development of Mobile Internet business. In 2011, leased line expenses as a percentage of total operating revenue was 1.0%, showing an increase from the previous year.

Interconnection

Due to the growth of interconnection voice usage volume, interconnection expenses in 2011 increased to RMB23.5 billion, representing an increase of RMB1.6 billion from the previous year. Interconnection expenses as a percentage of total operating revenue remained stable as compared with the previous year.

DEPRECIATION
(RMB million)

▲ 12.6%


18.4%
17.8%
86,230
97,113
2010
2011
Percentage of operating revenue

PERSONNEL
(RMB million)

▲ 16.9%


5.4%
5.0%
24,524
28,672
2010
2011
Percentage of operating revenue

SELLING EXPENSES
(RMB million)

▲ 6.9%


18.7%
18.3%
90,590
96,830
2010
2011
Percentage of operating revenue

Depreciation

In order to maintain the leading position and competitive advantages of its network capability and quality, support the growth in customer base and voice usage volume and promote the rapid development of the Mobile Internet business, the Group continued to invest in network construction and optimization, which led to a corresponding increase in depreciation expenses in 2011 by approximately RMB10.9 billion compared to the previous year. The Group's high quality network enhanced customer loyalty and supported the sustainable development of its new businesses as well as its favorable financial results. In addition, the Group is committed to rational investment, ongoing optimization of capital expenditure structure and enhancing centralized construction. The Group carefully considered the cost-effectiveness of its capital expenditure investments, effectively realized the advantages of economies scale and ensured favorable returns on its investments.

Personnel

The Group continued to enhance effective personnel management and incentive mechanisms and promoted the vitality and creativity of its staff. The Group implemented a comprehensive budget management system and performance-based evaluation system, which helped to maintain its competitive advantage in terms of human resources while appropriately controlling personnel expenses. In 2011, in order to support its healthy business development, the Group further strengthened its personnel capabilities in various aspects and recruited more employees. As at 31 December 2011, the Group had a total of 175,336 employees. Personnel expenses for 2011 were RMB28.7 billion. The ratio of personnel expenses to operating revenue increased compared with the previous year.

Selling Expenses

In order to effectively respond to market competition, enhance the Group's future competitiveness, continuously improve the service quality and customer satisfaction, and strengthen the relationship with existing customers and solidify the competitiveness in expanding new customer base, the Group continued to increase the investment in sales channels, customer service, etc. Selling expenses increased by RMB6.2 billion from the previous year, demonstrating a slowing growth rate. Meanwhile, the Group adopted measures to optimize the utilization of available sales and marketing resources and endeavored to achieve a low-cost, highly efficient model through electronic channels and centralized management of customer services, and was able to control selling expenses as a percentage of the Group's revenue. In 2011, selling expenses as a percentage of total operating revenue was 18.3% which was lower compared to the previous year. In 2011, the average selling expenses per customer per month were RMB13.1, representing a further decrease from 2010, reflecting favorable cost efficiencies.

Other Operating Expenses

In 2011, other operating expenses (consisting primarily of network maintenance expenses, operating lease charges, labor service expenses, water, electricity and heating expenses, bad debts, asset write-offs, administration and others) increased by RMB18.0 billion compared to the previous year. In order to effectively support its favorable business growth, the Group reasonably increased its investments in network optimization, system support, research and development, etc. In addition, with the continuous expansion of assets scale and the increase in rents and energy prices, the corresponding expenses such as network maintenance expenses, operating lease charges, and water, electricity and heating expenses increased accordingly. The number of labor sourced by third parties reached 323,506 as at 31 December 2011 and the related expenses were RMB20.0 billion. In view of the Group's efforts in monitoring customer credits and stringent control over defaults in payment by its customers, the Group maintained its bad debt ratio at a favorable level of 0.67% in 2011. With its refined management, the Group further enhanced cost effectiveness and efficiency, stringently controlled the increase in administrative costs, made great efforts to promote the cost consciousness of all the employees and endeavored to establish a low-cost, highly efficient operating system.

OTHER OPERATING EXPENSES

(RMB million)

▲ 16.8%


23.7%
22.1%
107,350
125,364
2010
2011
Percentage of operating revenue

EBITDA, Profit from Operations and Profit Attributable to Equity Shareholders

The Group continued to maintain a relatively high level of profitability in the industry. The margin of profit attributable to equity shareholders and EBITDA margin in 2011 reached 23.8% and 47.5%, respectively. The profit from operations was RMB151.3 billion. EBITDA, profit attributable to equity shareholders and basic EPS were approximately RMB251.0 billion, RMB125.9 billion and RMB6.27, respectively. Despite various challenges, on the foundation of steady revenue growth, the Group continued to optimize the allocation of operating expenses and enhance its refined management, and effectively realized the advantages of economies of scale. The Group is committed to improving its overall operational effectiveness and profitability as well as continuously creating value for its shareholders.

EBITDA, PROFIT FROM OPERATIONS AND PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS

(RMB million)


▲ 4.9%
150,754
151,299
▲ 0.4%
119,640
125,870
▲ 5.2%
2010
2011
EBITDA
Profit from operations
Profit attributable to equity shareholders

CASH FLOW
(RMB million)


107,032
98,208
2010
2011

Net cash generated from operating activities
Free cash flow

FUND MANAGEMENT, CASH FLOW, CAPITAL STRUCTURE AND CREDIT RATINGS

Fund Management and Cash Flow

The Group consistently upheld prudent financial principles and strict fund management policies. In order to strengthen the safe custody of its cash, enhance efficiency of fund usage and reduce the costs of capital, the Group continued to reinforce its centralized fund management function and make appropriate allocations of funds, thereby enhancing the Group's ability to deploy internal funds effectively. The Group ensured the safety and integrity of its funds through highly centralized management of the Group's investments and financing and strict control over its investments.

In 2011, the Group continued to generate strong cash flow. The Group's net cash generated from operating activities was approximately RMB226.8 billion and its free cash flow was RMB98.2 billion. As at the end of 2011, the Group's total cash and bank balances were RMB333.1 billion, of which 98.8%, 0.2% and 1.0% were denominated in RMB, U.S. dollars and Hong Kong dollars, respectively. On the premise of ensuring sufficient cash for operations, the Group preserved and increased the value of cash through the provision of trust loans. As at 31 December 2011, the balance of trust loans was RMB14.0 billion. The Company has implemented stringent risk management over trust loans, and these loans were all provided to large state-owned enterprises in Mainland China and consequently are expected to involve minimal risk. The steady fund management and sufficient cash flow further provided a solid foundation for the long-term development of the Group.

Capital Structure

As at the end of 2011, the aggregate sum of the Group's long-term and short-term debt was RMB30.3 billion, and its total debt to total book capitalization ratio was 4.5%, reflecting the fact that the Group's financial position continued to remain at a sound level.

Of the total borrowings, 22.0% was denominated in RMB (consisting primarily of RMB bonds), and 78.0% was denominated in U.S. dollars (consisting primarily of the balances of the deferred consideration for the acquisition of the eight and the ten provincial telecommunications operators). Approximately 78.2% of the Group's borrowings were made at floating interest rates. The effective average interest rate of the borrowings of the Group in 2011 was approximately 1.81%. The effective interest coverage multiple was about 281 times. This reflected the prudent financial risk management principle consistently adopted by the Group, as well as its strong cash flow and sound repayment capabilities.

CREDIT RATINGS


Aa3
AA-
A1
A+
A2
A
A3
A-
Baa1
BBB+
Baa2
BBB
Moody's
Standard & Poor's
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Credit Ratings

The Company currently has a corporate credit rating of Aa3/Outlook Positive from Moody's Investor Service and AA-/Outlook Stable from Standard & Poor's, equivalent to China's sovereign credit rating respectively. These ratings demonstrated that the Company's sound financial strength, favorable business opportunities and solid financial management have led to wider and deeper market recognition.

Dividends

In view of the Group's good profitability in 2011 and taking into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.747 per share for the financial year ended 31 December 2011 in accordance with the dividend payout ratio of 43% planned for the full financial year of 2011. This, together with the interim dividend of HK$1.580 per share that was paid in 2011, amounts to an aggregate dividend payment of HK$3.327 per share for the full financial year of 2011.

In 2012, taking into consideration various relevant factors such as the Group's overall financial condition, cash flow generating capability and the need for future sustainable development, the Company's planned dividend payout ratio for the full year of 2012 will be 43%.

The Board believes that the Company's good profitability and strong cash flow generating capability will be able to support the future sustainable development, while providing shareholders with a favorable return.

DIVIDENDS

(HK$)


3.014
3.327
1.597
1.747
1.417
1.580
2010
2011
Final dividend
Interim dividend

CONCLUSION

The Group will consistently uphold prudent financial principles and strictly monitor and control financial risks in order to strive for stable profitability, robust cash flow generating capability and the ability to preserve and enhance value. In addition, the Group will focus on scientific allocation of resources, maintain a solid capital structure and aim to continuously create value for its shareholders.

Corporate Governance Report



Our goal has always been to enhance our corporate value, maintain our sustainable long-term development and generate greater returns for our shareholders. In order to better achieve the above objectives, we have established good corporate governance practices following the principles of integrity, transparency, openness and efficiency, and have implemented sound governance structure and measures. We have established and improved various policies, internal control system and other management mechanisms and procedure for the key participants involved in good corporate governance, including shareholders, board of directors and its committees, management and staff, internal auditors, external auditors and other stakeholders (including our customers, local communities, industry peers, regulatory authorities, etc.).

We believe that corporate governance goes hand in hand with corporate culture. High standard of corporate governance is built on the basis of good corporate culture. Corporate governance principles and policies can only be applied effectively and consistently with a corporate culture that is premised on honesty and integrity. By upholding our core value of "Responsibility Makes Perfection", we strive to achieve economic, social and environmental sustainability in a way that coordinates the present and the future while taking the interests of ourselves and our stakeholders into account.

In addition, as a company listed in both Hong Kong and New York, we also set forth in this report a summary of the significant differences between the corporate governance practices of the Company and the corporate governance practices required to be followed by U.S. companies under the NYSE's listing standards.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the financial year ended 31 December 2011, the Company has complied with all code provisions of the Code on Corporate Governance Practices as set forth in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

SHAREHOLDERS

The Company's controlling shareholder is CMHK (Group), which, as of 31 December 2011, indirectly held approximately 74.18% of the Company's share capital through a wholly-owned subsidiary, CMHK (BVI). The remaining share capital of approximately 25.82% was held by public investors. The Memorandum and Articles of Association of the Company is available on the websites of the Company and the Stock Exchange website.

The Company uses a number of formal channels to report to shareholders the performance and operations of the Company, particularly through our annual and interim reports. Generally, when announcing interim results, annual results or any major transactions in accordance with the relevant regulatory requirements, the Company arranges investment analyst conferences, press conferences and investor telephone conferences to explain the relevant results or major transactions to the shareholders, investors and the general public, and to address any questions they may have. In addition, the Company adheres to the practice of voluntarily disclosing on a quarterly basis certain key, unaudited operational and financial data, and on a monthly basis the net increase in the number of customers on its website to further increase the Group's transparency and to provide shareholders, investors and the general public with additional timely information so as to facilitate their understanding of the Group's operations.

The Company also has high regard for the annual general meetings of its shareholders, and makes substantial efforts to enhance communications between the Board and the shareholders. At the annual general meetings of shareholders, the Board always makes efforts to fully address the questions raised by shareholders. In 2011, we held our annual general meeting (the "AGM") on one occasion on 19 May 2011 in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong. The major items discussed and the percentage of votes cast in favor of the resolutions are set out as follows:

- the approval of the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2010 (99.9980%);
- the declaration of a final dividend for the year ended 31 December 2010 (99.9984%);
- the re-election of Mr. XUE Taohai, Madam HUANG Wenlin, Mr. XU Long, Dr. LO Ka Shui as directors (93.8112% to 99.7550%);
- the re-appointment of Messrs. KPMG as auditors and authorizing the Board to fix their remuneration (99.9791%).

All resolutions were duly passed at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for vote-taking at the AGM. Poll results were announced at the meeting and on the websites of the Company and the HKEx on the day of the AGM.

Other than annual general meetings, the Company would also hold extraordinary general meetings as and when required. In accordance with the Articles of Association of the Company, shareholder(s) holding not less than one-twentieth of the paid-up capital of the Company may request the Board to convene an extraordinary general meeting pursuant to section 113 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "Companies Ordinance"). The objects of the meeting must be stated in the related requisition deposited at the registered office of the Company.

For including a resolution relating to other matters in a general meeting, shareholders are requested to follow the requirements and procedures as set out in section 115A of the Companies Ordinance.

The following table sets out the key dates for our shareholders for the financial year ending 31 December 2012. We will notify shareholders as soon as possible when there is a change to the dates proposed.

FY 2012 SHAREHOLDERS' CALENDAR

15 March	Announcement of final results and final dividend for the financial year ended 31 December 2011
29 March	Upload of 2011 annual report on the websites of the Company and the HKEx
30 March	Despatch of 2011 annual reports to shareholders
16 May	2012 AGM
Early June	Payment of final dividend for the financial year ended 31 December 2011, if any
Mid-August	Announcement of interim results and interim dividend for the six months ending 30 June 2012, if any
End of September	Payment of interim dividend for the six months ending 30 June 2012, if any

THE BOARD OF DIRECTORS AND THE BOARD COMMITTEES

The key responsibilities of the Board include, among others, formulating the Group's overall strategies, setting management targets, monitoring internal controls and financial management and supervising the performance of our management, while day-to-day operations and management are delegated by the Board to the executives of the Company. The Board operates in accordance with established practices (including those relating to reporting and supervision), and is directly responsible for formulating the Company's corporate governance guidelines.

As at 15 March 2012, the Board comprises 12 directors, namely Mr. WANG Jianzhou (Chairman), Mr. XI Guohua (Vice Chairman), Mr. LI Yue, Mr. XUE Taohai, Madam HUANG Wenlin, Mr. SHA Yuejia, Mr. LIU Aili, Madam XIN Fanfei and Mr. XU Long as executive directors, Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi as independent non-executive directors. In 2011, as proposed by the Nomination Committee of the Company and after review and approval by the Board, Mr. XI Guohua has been appointed as an executive director and the vice chairman of the Company with effect from 26 July 2011. The biographies of our directors are presented on pages 7 to 11 of this annual report and on the Company's website. To ensure the timely disclosure of any change of directors' personal information, the Company has set up a specific communication channel with each of our directors. There is no financial, business, family or other material relationships among members of the Board. The Company purchases directors and officers liabilities insurance on behalf of its directors' and officers' and reviews the terms of such insurance annually.

The Company and its directors (including independent non-executive directors) have not entered into any service contract with a specified length of service. All directors are subject to retirement by rotation and re-election at annual general meetings of the Company every three years. In 2012, the Company has received a confirmation of independence from each of the independent non-executive directors, namely Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, and considers them to be independent. The Company has also received acknowledgements from the directors of their responsibility for preparing the financial statements and a representation by the auditors of the Company about their reporting responsibilities.

Board meetings are held at least once a quarter and as and when necessary. During the financial year ended 31 December 2011, the Board met on five occasions and the directors' attendances at the meetings are as follows:

Directors	Number of meetings attended/ Number of meetings held			
	Board of directors	Audit committee	Remuneration committee	Nomination committee
Independent non-executive directors				
Dr. LO Ka Shui	5/5	5/5	2/2	1/1
Mr. Frank WONG Kwong Shing	5/5	5/5	2/2	1/1
Dr. Moses CHENG Mo Chi	4/5	4/5	2/2	1/1
Executive directors				
Mr. WANG Jianzhou (Chairman)	5/5	–	–	–
Mr. XI Guohua* (Vice Chairman)	2/2			
Mr. LI Yue	4/5	–	–	–
Mr. LU Xiangdong**	5/5	–	–	–
Mr. XUE Taohai	5/5	–	–	–
Madam HUANG Wenlin	4/5	–	–	–
Mr. SHA Yuejia	3/5	–	–	–
Mr. LIU Aili	5/5	–	–	–
Madam XIN Fanfei	4/5	–	–	–
Mr. XU Long	4/5	–	–	–

* *appointed as an executive director and the vice chairman of the Company with effect from 26 July 2011.*

** *resigned from the position as an executive director and a vice president of the Company with effect from 15 March 2012.*

All board meetings and committee meetings were attended by the directors in person.

The directors have disclosed to the Company the positions held by them in other listed public companies or organizations or associated companies, and the information regarding their directorships in other listed public companies in the last three years is set out in the biographies of directors and senior management on pages 7 to 11 of this annual report and on the Company's website.

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 to the Hong Kong Listing Rules (the "Model Code") to regulate the directors' securities transactions. Save and except for the interests disclosed in the report of the directors on pages 53 to 56 of this annual report, none of the directors had any other interest in the shares of the Company as of 31 December 2011. All directors have confirmed, following enquiry by the Company, that they have complied with the Model Code during the period between 1 January 2011 and 31 December 2011.

The Board currently has three principal board committees, which are the Audit Committee, the Remuneration Committee and the Nomination Committee, and all of which are comprised solely of independent non-executive directors. Each of the board committees operates under its written terms of reference. The terms of reference of each of the board committees are available on the HKEx's and the Company's websites and can be obtained from the Company Secretary upon written request.

AUDIT COMMITTEE

Membership

The current members of the Company's Audit Committee are Dr. LO Ka Shui (chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, who are all independent non-executive directors. All members of our Audit Committee have many years of finance and business management experience and expertise and appropriate professional qualifications.

Responsibilities

The Audit Committee's primary responsibilities include, among other things, making recommendations to the Board on the appointment, re-appointment and removal of external auditors, approving the remuneration and terms of engagement of external auditors, reviewing and monitoring external auditors' independence and objectivity and the effectiveness of the audit process in accordance with applicable standards, developing and implementing policies on the engagement of external auditors to provide non-audit services, monitoring the financial statements of the Company and the completeness of the Company's reports and financial statements and overseeing the Company's financial reporting system and internal control procedures.

Work Done in 2011

In 2011, the Audit Committee met on five occasions and the attendance of each member is disclosed on page 41 of this annual report. Among other things, the Audit Committee:

- reviewed the Company's financial statements and results announcement for the financial year ended 31 December 2010, and the report of the directors and financial review for the financial year ended 31 December 2010;
- reviewed the interim report and the interim results announcement of the Company for the six months ended 30 June 2011;
- approved the budgets and remuneration of the external auditors;
- approved the 2011 project summary and plan of the internal audit department and budget for external engagement;
- approved the Company's 2010 annual report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission;
- approved the assessment report on the disclosure controls and procedures;
- reviewed and approved the 2010 assessment report in relation to effectiveness of compliance with section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the "SOX Act");
- approved the 2011 report on China Mobile financial reporting system;
- reviewed the Company's compliance with relevant laws and regulations; and
- discussed various internal audit reports.

REMUNERATION COMMITTEE

Membership

The current members of the Company's Remuneration Committee are Dr. LO Ka Shui (chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, who are all independent non-executive directors.

Responsibilities

The primary responsibilities of the Remuneration Committee include, among others, determining the remuneration packages of all executive directors and senior management, making recommendations to the Board on the remuneration of non-executive directors, reviewing and approving performance based remuneration, ensuring that no director or any of his or her associates is involved in deciding his or her own remuneration, and making recommendations to the Board on the Company's policy and structure for remuneration of employees, including salaries, incentive schemes and other stock option plans.

Work Done in 2011

In 2011, the Remuneration Committee met twice, during which the committee reviewed and approved the 2010 performance-linked annual bonus and the remuneration structure of newly appointed directors.

NOMINATION COMMITTEE

Membership

The current members of the Company's Nomination Committee are Dr. LO Ka Shui (chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, who are all independent non-executive directors.

Responsibilities

The primary responsibilities of the Nomination Committee include, among others, reviewing on a regular basis the structure, size and composition of the Board, identifying individuals suitably qualified to become board members, and assessing the independence of independent non-executive directors.

Work Done in 2011

In 2011, the Nomination Committee met once, during which the committee approved the re-designation of directors.

REMUNERATION, APPOINTMENT AND ROTATION OF DIRECTORS

The Remuneration Committee is responsible for determining the remuneration packages of all executive directors and senior management. At present, the cash portion of our senior management's remuneration consists of a fixed monthly salary and a performance-linked annual bonus. The award of the performance-linked annual bonus is correlated to the attainment of key performance indicators or targets. In terms of long-term incentives, the Company has adopted a share option scheme. Depending on their ranking, members of the management are awarded different numbers of share options. The remuneration of non-executive directors is determined in part by reference to the prevailing market conditions and their workload as non-executive directors and members of the board committees of the Company. Please refer to note 9 to the financial statements on page 93 of this annual report for directors' and senior management's remuneration in 2011.

Currently, executive directors are mainly selected internally within the Group from executives who have considerable years of management experience and expertise in the telecommunications industry, whereas for the identification of non-executive directors, importance is attached to the individual's independence as well as his or her experience and expertise in finance and business management. The Nomination Committee, taking into consideration the requirements of the jurisdictions where the Company is listed and the structure and composition of the Board, identifies, reviews and nominates, with diligence and care, individuals suitably qualified as board members of the Company before making recommendations to the Board for their final appointment. The nomination and appointment of Mr. XI Guohua has been conducted in accordance with the above standard and procedures.

All newly-appointed directors receive a comprehensive induction of directors' duties to make sure that they have a proper understanding of the operations and business of the Company, and that they are fully aware of their responsibilities as a director, the listing rules of the stock exchanges on which the Company is listed, applicable laws and regulations, and the operation and governance policies of the Company. All newly-appointed directors are subject to re-election by shareholders at the first annual general meeting after their appointment. Every director is subject to retirement by rotation and needs to stand for re-election at least once every three years.

MANAGEMENT AND EMPLOYEES

The task of the Company's management is to implement the strategy and direction as determined by the Board, and to take care of day-to-day operations and functions of the Company. The division of responsibilities among our chief executive officer and other members of the senior management is set out in the biographies of directors and senior management on pages 7 to 11 of this annual report and on the Company's website.

Our management is required to adhere to certain business principles and ethics while performing management duties. For the purpose of promoting honest and ethical conducts and deterring wrongdoings, the Company, in 2004, adopted a code of ethics, which is applicable to our chief executive officer, chief financial officer, deputy chief financial officer, assistant chief financial officer and other designated senior officers of the Group, in accordance with the requirements of the SOX Act. In the event of a breach of the code of ethics, the Company may take appropriate preventive or disciplinary actions after consultation with the Board. The code of ethics has been filed with the U.S. Securities and Exchange Commission as an exhibit to our annual report on Form 20-F for the financial year ended 31 December 2003, which may also be viewed and downloaded from the Company's website.

In the past two years, there were incidents of violations of laws and discipline by some management personnel of the Company. In handling these incidents, the Company had strictly complied with the requirements under the Hong Kong Listing Rules to make timely disclosures. The Company was highly concerned with the issues exposed by these incidents and attached great importance to its internal control system. The Company had further reviewed and refined the relevant systems and processes and implemented measures to improve the relevant management system with a view to preventing similar incidents from occurring in the future, including improving the decision-making system for major investments, strengthening management in respect of external cooperation on data business and procurement and refining the policy on utilization of large-amount funds.

INTERNAL AUDIT

The internal audit department of the Company conducts independent and objective supervision and assessment and provides consulting services in respect of the appropriateness, compliance and effectiveness of the Company's operational activities and internal controls by applying systematic and standardized auditing procedures and methods. The internal audit department also assists the Company in improving the effectiveness of corporate governance, risk management and control process, with an aim to increasing its corporate value, improving its operations, promoting its sustainable and healthy development as well as contributing to the achievement of its strategic objectives.

The Company and its operating subsidiaries have set up internal audit departments, which independently audit the business units of the Company and its operating subsidiaries. The head of the internal audit department of the Company directly reports to the Audit Committee which, in turn, reports to the Board regularly. The internal audit departments have unrestricted access to all areas of the Group's business units, assets, records and personnel in the course of performing their duties.

The internal audit department of the Company establishes an internal audit scope and framework and carries out risk investigations on an annual basis. According to the results of the risk investigations, the internal audit department formulates an internal audit project rolling plan and an annual audit plan and, together with the Audit Committee, reviews and approves the annual audit plan and resources allocation. The annual audit plan of the internal audit department covers various areas, namely financial audit, internal control audit, risk assessment, audit investigation and consultancy services. For financial audit, the internal audit department audits and assesses the truthfulness, accuracy, compliance and efficiency of the Company's financial activities and financial information as well as the management and utilization of the Company's capital and assets. For internal control audit, the internal audit department audits and assesses the effectiveness in the design and implementation of the Company's internal control system. At the same time, the internal audit department evaluates and assesses the risk management and control in the Company's business processes and management mechanisms, and carries on special projects and investigations in response to requests from the Company's management or the Audit Committee or if otherwise required. According to the requirements under section 404 of the SOX Act, the internal audit department of the Company organizes and performs internal audit assessment on the internal control over financial reporting of the Company, providing assurance for the Company's management in its issuance of the internal control assessment report.

The internal audit department makes improvement recommendations in respect of its findings in the course of the audits and requests the management to undertake and to confirm the implementation plan, the methods and the timing. It regularly monitors the status of the implementation of the recommendations to ensure their completion.

In addition, without prejudice to its independence, if requested by the Company's management and as required by business needs, the internal audit department provides management advice or consultancy services by making use of audit resources and audit information to facilitate the Company's decision-making and operational management.

In 2011, the internal audit department made significant achievements and valuable contributions to the Company, and effectively discharged its supervisory, assessment and servicing responsibilities, including:

- strengthening the audit and evaluation of cooperative business risk management, marketing resources management and other areas by focusing on the main concerns of our current operation and management with a view to further enhancing our capability of refined management and risk prevention;
- made great efforts to discover problems by conducting audit and to correct and rectify certain high risk areas by making full use of the existing audit results with a view to achieving improvements of business procedure design, monitoring capabilities and corporate governance mechanism;

- optimized the internal audit mechanism, improved the management process, extensively used advanced audit techniques to significantly improve our problem-spotting capability and summarized and promoted advanced auditing practices and experience to accelerate the transformation from local auditing to enhanced overall management; and

- improved the internal audit organization and management system continuously with a view to achieving the centralization, standardization and informationalization of internal audit, further developed the centralized management of our auditors and standardized the audit process and quality standard, strengthened the quality control and optimized the internal audit information system applications to enhance the level of audit informationalization.

EXTERNAL AUDITORS

The Company engaged KPMG as statutory auditors of the Company. In 2011, the principal services provided by KPMG included:

- review of interim consolidated financial statements of the Group;

- audit of annual consolidated financial statements of the Group and annual financial statements of its subsidiaries; and

- audit of the effectiveness of the Company's internal control over financial reporting.

Apart from providing the above-mentioned audit services to the Group, KPMG was also engaged in providing other non-audit services to the Group which were permitted under section 404 of the SOX Act and pre-approved by the Audit Committee.

The following table sets forth the types of, and fees for, the principal audit services and non-audit services provided by KPMG to the Group (please refer to note 5 to financial statements for details):

	2011 RMB million	2010 RMB million
Audit fees[1]	84	83
Non-audit services fees[2]	12	12

1 *Including the fees rendered for the audit of internal control over financial reporting as required by section 404 of the SOX Act.*

2 *Including the fees for tax services, section 404 of the SOX Act advisory services, risk assessment and other IT related advisory services.*

OTHER STAKEHOLDERS

Good corporate governance practices require due attention to the impact of our business decisions on our shareholders as well as other relevant stakeholders such as customers, local communities, industry peers and regulatory authorities. Our sustainability report for the year of 2011 (the "Sustainability Report"), which is issued together with this annual report, highlights our philosophy of corporate social responsibility and our performance in the areas of social and environmental management in 2011. This annual report and the Sustainability Report illustrate our efforts and development in the areas of industry development, community advancement and environmental protection and also explain how we have fulfilled our obligations to our employees, customers, environment, local communities and other stakeholders.

In 2011, we focused on four key management tasks, namely, sustainability benchmarking management, evaluation of sustainability potential, sustainability practices competition and sustainability report preparation. In 2011, we continued to maintain world-class sustainability performance and were recognized on the DJSI for the fourth consecutive year, and were still the only company from Mainland China listed on the DJSI. Meanwhile, we also compared our sustainability development capacity with the best practices of global industry peers to identify how we could further improve our sustainability capability.

INTERNAL CONTROLS

The Board conducts regular reviews of the effectiveness of the Group's internal controls to reasonably ensure that the Company is operating legally and that the assets of the Company are safeguarded and to ensure the accuracy and reliability of the financial information that the Company employs in its business or releases to the public.

According to the provisions under section 404 of the SOX Act, our management is responsible for establishing and maintaining internal control over financial reporting. We adopted the control criteria framework set out in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in establishing a stringent internal control system over financial reporting, refined the routine management mechanism of internal controls and effectively guarded against the risks of misstatement, omission and fraud in financial reporting. Meanwhile, pursuant to external regulatory requirements and the development of businesses and internal management processes, we reviewed the reasonableness and effectiveness of our internal control designs covering business strategy, finance, operations, marketing, legal compliance and other areas. We also established an internal control and risk management system framework which integrates internal control and risk management requirements, focusing on high risk areas and key controls of business operations. On the premise that the control requirements are not undermined, we focused on certain risk points in the major business processes, removed some cumbersome and inefficient processes or control points, and combined the similar business processes, steps and operations to further improve the efficiency and effectiveness of internal control measures and to enhance the overall risk management and control capability. Furthermore, we actively promoted the application of management information system for internal control. Through this management information system, the Company is able to keep itself abreast of the status of internal control compliance in each business unit, enhance management efficiency, and hence reinforce the accountability of internal controls.

Based on the evaluation conducted by the management of the Company, the management believes that, as of 31 December 2011, the Company's internal control over financial reporting was effective and provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes in accordance with generally accepted accounting principles.

All disclosure of material information relating to the Company is made through the unified leadership and management of the Board, with the Company's management performing its relevant duties. The Company has performed an annual review of the effectiveness of the Company's disclosure controls and procedures, and concluded that, as of 31 December 2011, the Company's disclosure controls and procedures were effective at a reasonable assurance level.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE NYSE'S LISTING STANDARDS

As a foreign private issuer (as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended), we are permitted to follow home country practices in lieu of some of the corporate governance practices required to be followed by U.S. companies listed on the NYSE. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the NYSE.

In accordance with the requirements of section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, the Company is subject to the requirement under the Hong Kong Listing Rules that at least three members of its board of directors be independent as determined under the Hong Kong Listing Rules. The Company has 3 independent directors out of a total of 12 directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the NYSE Listed Company Manual.

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required, under the applicable Hong Kong law, to hold such executive sessions.

Section 303A.04 of the NYSE Listed Company Manual provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. The Board is directly in charge of developing the Company's corporate governance guidelines.

Section 303A.07 of the NYSE Listed Company Manual provides that if an audit committee member simultaneously serves on the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the board of directors must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company's audit committee and disclose such determination. The Company is not required, under the applicable Hong Kong law, to make such determination.

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While the Company is not required, under the Hong Kong Listing Rules, to adopt such similar code, as required under the SOX Act, the Company has adopted a code of ethics that is applicable to the Company's principal executive officers, principal financial officers, principal accounting officers or persons performing similar functions.

Section 303A.12(a) of the NYSE Listed Company Manual provides that each listed company's chief executive officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. The Company's chief executive officer is not required, under the applicable Hong Kong law, to make similar certifications.

CONTINUOUS EVOLVEMENT OF CORPORATE GOVERNANCE

We will closely study the development of corporate governance practices among the world's leading corporations, future evolution of the relevant regulatory environment and the requirements of the investors on an ongoing basis. We will also review and enhance our corporate governance procedures and practices from time to time so as to ensure the long-term sustainable development of the Company.

Human Resources Development

In 2011, the Group's human resources work relied upon the "systematized, centralized, standardized and informatized" construction and the achievement of breakthroughs in system innovation, and the Group made changes in the human resources management model. Through its forward-looking planning, the Group optimized its organizational structure, established a team of talented personnel, improved its institutional mechanism and enhanced its management efficiency and organization ability. The foregoing measures further strengthened the Group's competitive advantage in human resources and provided strong support for achieving the corporate strategies and business objectives.

In 2011, the Group built for the first time a static and dynamic analysis framework in respect of human resources management information and data, which led to the initial realization of the supporting function of human resources management information and data in the decision-making process and formation of an internal benchmarking system for human resources management work of provincial subsidiaries of the Group. The above measures provided guidance to various units of the Group to improve their capabilities and enhance the management quality in a targeted manner. In response to the needs of business developments, the Group commenced comprehensive analysis and benchmarking of human resources allocation efficiency and directed various provincial subsidiaries to optimize their organizational structure and continuously enhance the efficiency of their human resources allocation. On the foundation of a comprehensive understanding of the Group's human resources and analysis of the existing development status and problems, and in response to the needs for talented personnel arising from the business transformation and development of the Group, the Group clarified the overall framework for human resources work and suggested building four different teams of operational management personnel, professional and skilled personnel, sales and services personnel and functional management personnel as the focus of development. This provides systematic safeguard for building a team of talented personnel with a reasonable structure, proficient quality and outstanding ability which can make notable contributions.

In order to achieve simultaneous growth and development of the Group and its employees and provide capability support for the corporate sustainable development, the Group has, on a continuous basis, paid attention to employee development, implemented classified training programs and focused on the practical efficiency of the training through overall planning and changing models. In order to provide effective training, the Group actively encouraged online learning, continuously innovated its management model and optimized its functional management. In addressing the needs of team leaders, internal training officers and senior network technicians for learning and knowledge sharing, the Group started a learning community which provides a platform for them to share their knowledge and experience. The Group also explored means of cooperative training, strengthened its overseas training and introduced learning through actions to the scope of senior management training. In 2011, training of 975,000 person times was provided to the employees, out of which training of 9,322 person times was provided to the middle and senior management, and the average training time per person reached 57.4 hours.

In 2012, the Group will continuously face tough challenges in its business development as the telecommunications industry enters the phase of stable development. The Group faces pressure in relation to the growth of its business revenue while the market salary levels continue to increase. The Group will enhance the compatibility and consistency between its human resources management and business strategies and optimize the personnel allocation by continuously carrying on its human resources reform. The Group will further adjust and optimize its internal remuneration structure by adopting market-oriented remuneration system as the fundamental principle, and will reasonably save costs by increasing the utilization efficiency of personnel expenses. The Group will incentivize the employees and effectively enhance their competitive consciousness by building a platform of selection and appointment on the basis of fairness, openness, merits and competitiveness. This will maximize the Group's human resources and provide strong support for the achievement of the corporate strategies and business objectives.

Report of Directors

The directors take pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2011.

PRINCIPAL ACTIVITIES

The Group's principal activity is providing mobile telecommunications and related services in 31 provinces, autonomous regions and directly-administered municipalities in Mainland China and Hong Kong. The principal activity of the Company is investment holding.

The turnover of the Group during the financial year consisted primarily of income generated from the provision of mobile telecommunications services.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's aggregate turnover with its five largest customers did not exceed 30% of the Group's total turnover in 2011.

Purchases from the largest supplier for the year represented 9% of the Group's total purchases. The five largest suppliers accounted for an aggregate of 33% of the Group's purchases in 2011. Purchases for the Group include network equipment purchases, leasing of transmission lines and payments in relation to interconnection arrangements. Purchases from suppliers, other than suppliers of leased lines and network equipment and interconnection arrangements, were not material to the Group's total purchases.

At no time during the year ended 31 December 2011 have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% of the Company's share capital) had any interest in these five largest suppliers.

SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITY

Particulars of the Company's subsidiaries, the Group's associates and jointly controlled entity as at 31 December 2011 are set out in notes 18, 19 and 20, respectively, to the financial statements.

FINANCIAL STATEMENTS

The profit of the Group for the year ended 31 December 2011 and the financial conditions of the Company and the Group as at that date are set out in the financial statements on pages 69 to 140.

DIVIDENDS

The Board believes that the Company's good profitability and strong cash flow generating capabilities will be able to support the future sustainable development, while providing shareholders with a favourable return. In view of the Group's good profitability in 2011 and taking into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.747 per share for the financial year ended 31 December 2011 in accordance with the dividend payout ratio of 43% planned for the full financial year of 2011. This, together with the interim dividend of HK$1.580 per share that was paid in 2011, amounts to an aggregate dividend payment of HK$3.327 per share for the full financial year of 2011. Taking into consideration various relevant factors such as the Group's overall financial condition, cash flow generating capability and the need for future sustainable development, the Company's planned dividend payout ratio for the full year of 2012 will be 43%.

DONATIONS

Donations made by the Group during the year amounted to RMB50,227,261 (2010: RMB60,766,897).

PROPERTY, PLANT AND EQUIPMENT

Changes to the property, plant and equipment of the Group and the Company during the year ended 31 December 2011 are set out in note 14 to the financial statements.

SHARE CAPITAL AND SHARE OPTION SCHEME

Details of the Company's share capital and share option scheme are set out in note 36 to the financial statements and the paragraph "Share Option Schemes" below, respectively.

BONDS

Details of the bonds of the Group are set out in note 31 to the financial statements.

RESERVES

Changes to the reserves of the Group during the year are set out in the consolidated statement of changes in equity. Changes to the reserves of the Company during the year are set out in note 36 to the financial statements.

DIRECTORS

The directors during the financial year were:

Executive directors:

WANG Jianzhou *(Chairman)*	
Xi Guohua *(Vice Chairman)*	(appointed on 26 July 2011)
LI Yue	
LU Xiangdong	(resigned on 15 March 2012)
XUE Taohai	
HUANG Wenlin	
SHA Yuejia	
LIU Aili	
XIN Fanfei	
XU Long	

Independent non-executive directors:

LO Ka Shui
Frank WONG Kwong Shing
Moses CHENG Mo Chi

In accordance with Article 97 of the Company's Articles of Association, Mr. WANG Jianzhou, Mr. SHA Yuejia, Mr. LIU Aili, Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

In accordance with Article 101 of the Company's Articles of Association, Mr. XI Guohua, who was appointed as a director of the Company by the Board on 26 July 2011, holds office until the date of the forthcoming annual general meeting of the Company and, being eligible, offers himself for re-election.

The biographies of the directors proposed for re-election at the forthcoming annual general meeting ("Directors for Re-election") are set out on pages 7 to 11. Except as disclosed in such biographies, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographies, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company and, except as disclosed in the paragraphs headed "Directors' and Chief Executive's Interest and Short Positions in Shares, Underlying Shares and Debentures" and "Share Option Schemes" below, none of them has any interests in the shares of the Company within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance ("SFO").

Mr. Frank WONG Kwong Shing was appointed as an independent non-executive director of the Company since August 2002. He has many years of finance and commercial management experience and is a highly valued and respected member of the Board. He is also a member of each of the Audit Committee, Remuneration Committee and Nomination Committee. Each year, Mr. Frank WONG Kwong Shing provided the Company with a confirmation of his independence in accordance with the relevant requirements of the Hong Kong Listing Rules and the Board believes that Mr. Frank WONG Kwong Shing is independent. The Board also believes that he is able to discharge his duties as an independent non-executive director of the Company and will also continue to contribute to the various committees of the Board. Accordingly, the Board is of the view that the re-election of Mr. Frank WONG Kwong Shing as an independent non-executive director of the Company is in the interests of the Company and its shareholders as a whole.

Dr. Moses CHENG Mo Chi was appointed as an independent non-executive director of the Company since March 2003. He has extensive legal expertise and is a highly valued and respected member of the Board. He is also a member of each of the Audit Committee, Remuneration Committee and Nomination Committee. Each year, Mr. Moses CHENG Mo Chi provided the Company with a confirmation of his independence in accordance with the relevant requirements of the Hong Kong Listing Rules and the Board believes that Mr. Moses CHENG Mo Chi is independent. The Board also believes that he is able to discharge his duties as an independent non-executive director of the Company and will also continue to contribute to the various committees of the Board. Accordingly, the Board is of the view that the re-election of Mr. Moses CHENG Mo Chi as an independent non-executive director of the Company is in the interests of the Company and its shareholders as a whole.

The service contracts of all the Directors for Re-election do not provide for a specified length of service and each of such directors will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of the Directors for Re-election is entitled to an annual director's fee of HK$180,000 as proposed by the Board and approved by the shareholders of the Company. Director's fees are payable on a time pro-rata basis for any non-full year's service. Each of Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi is also entitled to an additional annual fee of HK$260,000 as a member of each of the Audit Committee, Remuneration Committee and Nomination Committee. In addition, for the financial year ended 31 December 2011, Mr. WANG Jianzhou, Mr. XI Guohua, Mr. SHA Yuejia and Mr. LIU Aili received annual remuneration, including retirement scheme contributions, of HK$1,459,000, HK$577,000, HK$1,195,000 and HK$1,195,000, respectively, plus a discretionary bonus as determined by the Board with respect to the director's performance. The remuneration of these directors has been determined with reference to the individual's duties, responsibilities and experience, and to prevailing market conditions.

None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Save as disclosed herein, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Hong Kong Listing Rules.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' AND CHIEF EXECUTIVE'S INTEREST AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2011, the interests and short positions of the directors in the shares and underlying shares of the Company (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers are set out below.

Certain directors of the Company personally held ordinary shares of the Company. Details of the directors' holding of ordinary shares of the Company as at 31 December 2011 are as follows.

Director	**Capacity**	**Ordinary shares held**	**Percentage of the issued share capital**[1]
LO Ka Shui	Beneficial owner	400,000	0.00%
Frank WONG Kwong Shing	Beneficial owner	400,000	0.00%

Note:

1 *Based on 20,072,065,571 ordinary shares of the Company in issue as at 31 December 2011, and rounded off to two decimal places.*

Certain directors of the Company personally hold options to subscribe for ordinary shares of the Company. Please refer to the paragraph headed "Share Option Schemes" below for details of the interests of the directors in such share options. The share options were granted to the directors pursuant to the terms of the share option schemes adopted by the Company.

Apart from those disclosed herein, as at 31 December 2011, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) that is required to be recorded and kept in the register in accordance with section 352 of the SFO or any interests required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

SHARE OPTION SCHEMES

Share option schemes of the Company

Pursuant to a resolution passed at the annual general meeting held on 24 June 2002, a share option scheme (the "Scheme") was adopted to replace an old share option scheme adopted on 8 October 1997 (the "Old Scheme") and the Old Scheme was terminated. The Scheme is valid and effective for a period of 10 years commencing on its adoption date. Accordingly, the Scheme will cease to be valid from 24 June 2012, and no further options will be granted under the Scheme thereafter. The provisions of the Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any options granted prior to the expiry of the 10-year period of the Scheme and which are at that time or become thereafter capable of exercise under the rules of the Scheme or otherwise to the extent as may be required in accordance with the provisions of the Scheme.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Scheme is to provide the Company with a flexible and effective means of remunerating and providing benefits to the executive directors, non-executive directors and employees of the Company, any of its holding companies and their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest (the "Participants"), thereby incentivizing the Participants. Under the Scheme, the Board may, at their discretion, invite the Participants to take up options to subscribe for shares in the Company.

The maximum aggregate number of shares which can be subscribed pursuant to options that are or may be granted under the Schemes equals to 10% of the total issued share capital of the Company as at the date of adoption of the Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Scheme will not be counted for the purpose of calculating this 10% limit.

As the Old Scheme was terminated with effect on 24 June 2002, no further options had been granted under the Old Scheme thereafter. As at 31 December 2011, the total number of shares which may be issued on the exercise of the outstanding options granted or to be granted under the Scheme is 1,470,125,273, representing approximately 7.32% of the issued share capital of the Company as at the date of this annual report. However, the total number of shares in the Company issued and to be issued upon exercise of the options granted to a Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the issued share capital of the Company. The consideration payable for the grant of each option under the Scheme is HK$1.00.

The exercise price of the options granted under the Scheme is determined by the Board at its discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share in the Company;

(ii) the closing price of the shares in the Company on the Stock Exchange on the date on which the option was granted; and

(iii) the average closing price of the shares in the Company on the Stock Exchange for the five trading days immediately preceding the date on which the option was granted.

No share options were granted or cancelled under the Scheme during the year ended 31 December 2011.

Under the Scheme, the term of the option is determined by the Board at their discretion, provided that all options must be exercised within 10 years after the date on which the option is granted.

As at 31 December 2011, the directors and chief executive of the Company and the employees of the Group had the following personal interests in options to subscribe for shares of the Company granted under the Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	No. of shares involved in the options lapsed during the year	No. of shares acquired on exercise of options during the year	Exercise price HK$
Directors						
WANG Jianzhou	475,000	475,000	21 December 2004	–	–	26.75
	970,000	970,000	8 November 2005	–	–	34.87
LI Yue	154,000	154,000	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
LU Xiangdong *(Note (1))*	154,000	154,000	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
XUE Taohai	154,000	154,000	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
SHA Yuejia	7,000	7,000	3 July 2002	–	–	22.85
	82,575	82,575	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
LIU Aili	82,600	82,600	28 October 2004	–	–	22.75
	141,500	141,500	8 November 2005	–	–	34.87
XU Long	117,000	117,000	28 October 2004	–	–	22.75
	254,000	254,000	8 November 2005	–	–	34.87
LO Ka Shui	400,000	–	8 November 2005	–	400,000	34.87
Frank WONG Kwong Shing	400,000	–	8 November 2005	–	400,000	34.87
Moses CHENG Mo Chi	400,000	400,000	8 November 2005	–	–	34.87
Employees	29,997,239	25,361,299	3 July 2002	–	4,635,940	22.85
	118,704,584	117,742,235	28 October 2004	–	962,349	22.75
	267,391,975	267,147,939	8 November 2005	–	244,036	34.87
		416,363,148	*(Note (2))*			

Notes:

(1) *Mr. LU Xiangdong resigned from the position as an executive director and a vice president of the Company with effect from 15 March 2012.*

(2) *The total number of shares involved in the options outstanding at the end of the year represents 2.07% of the issued share capital of the Company as at the date of this annual report.*

(3) *No options to subscribe for shares in the Company were granted to the directors of the Company in 2011.*

(4) *Particulars of share options:*

Date of grant	***Exercise period***
3 July 2002	*3 July 2004 to 2 July 2012 (in respect of 50% of the options granted)* *3 July 2007 to 2 July 2012 (in respect of the remaining 50% of the options granted)*
28 October 2004	*28 October 2005 to 27 October 2014 (in respect of 40% of the options granted)* *28 October 2006 to 27 October 2014 (in respect of 30% of the options granted)* *28 October 2007 to 27 October 2014 (in respect of the remaining 30% of the options granted)*
21 December 2004	*21 December 2005 to 20 December 2014 (in respect of 40% of the options granted)* *21 December 2006 to 20 December 2014 (in respect of 30% of the options granted)* *21 December 2007 to 20 December 2014 (in respect of the remaining 30% of the options granted)*
8 November 2005	*8 November 2006 to 7 November 2015 (in respect of 40% of the options granted)* *8 November 2007 to 7 November 2015 (in respect of 30% of the options granted)* *8 November 2008 to 7 November 2015 (in respect of the remaining 30% of the options granted)*

Details of share options exercised during the year:

Period during which share options were exercised	**Exercise price HK$**	**Weighted average closing price per share immediately before dates of exercise of options HK$**	**Proceeds received HK$**	**Number of shares involved in the options**
3 January 2011 to 30 December 2011	22.85	75.58	105,931,229	4,635,940
6 January 2011 to 30 December 2011	22.75	75.19	21,893,440	962,349
12 January 2011 to 30 December 2011	34.87	72.42	36,405,535	1,044,036

SHARE OPTION SCHEME OF ASPIRE HOLDINGS LIMITED ("ASPIRE")

Pursuant to a resolution passed at the annual general meeting of the Company held on 24 June 2002, the share option scheme of Aspire (the "Aspire Scheme") was adopted by the Company. The Aspire Scheme is valid and effective for a period of 10 years commencing on its adoption date.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Aspire Scheme is to provide Aspire with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of Aspire or any of its subsidiaries (the "Aspire Participants"), thereby incentivizing the Aspire Participants. Under the Aspire Scheme, the board of directors of Aspire may, at their discretion, invite Aspire Participants to take up options to subscribe for shares of Aspire (the "Aspire Shares").

The maximum aggregate number of Aspire Shares which can be subscribed pursuant to options that are or may be granted under the Aspire Scheme equals to 10% of the total issued share capital of Aspire as at the date of adoption of the Aspire Scheme. Options lapsed or cancelled in accordance with the terms of the Aspire Scheme will not be counted for the purpose of calculating this 10% limit. As at 31 December 2011, the total number of shares which may be issued on the exercise of the outstanding options granted or to be granted under the Aspire Scheme was 93,964,582, representing 10% of the issued share capital of Aspire as at the date of this annual report. However, the total number of Aspire Shares issued and to be issued upon exercise of the options granted to an Aspire Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the issued share capital of Aspire.

The consideration payable by an Aspire Participant for the grant of each option is HK$1.00.

For options granted under the Aspire Scheme, the exercise price of the options is determined by the board of directors of Aspire at its discretion provided that such price may not be set below a minimum price which is the higher of:

(i) US$0.298; and

(ii) the price determined by applying a maximum discount of 20% to the price per Aspire Share calculated by dividing the valuation of Aspire as a whole by the aggregate number of issued Aspire Shares at the time of employment/appointment of the Aspire Participant or the grant of the options to the Aspire Participant (as the case may be),

provided, however, that 10% of the options to be granted under the Aspire Scheme may have an exercise price less than (i) and (ii) above but not less than US$0.182.

Under the Aspire Scheme, the term of the option is determined by the board of directors of Aspire at their discretion, provided that all options must be exercised within 10 years after the date on which the option is granted.

Under the vesting conditions on the options under the Aspire Scheme:

(i) 50% of any options granted are exercisable: (a) 2 years after the time of commencement of employment (or the appointment as director) of the relevant Aspire Participant (in the case of options specified in the employment contract with the relevant Aspire Participant) or (in other cases) the date on which the Aspire Participant is offered with the option or (b) after listing of Aspire, whichever is later; and

(ii) the remaining 50% of such options are exercisable 3 years after the initial 50% of the options become exercisable.

As at 31 December 2011, the employees of Aspire had the following personal interests in options to subscribe for shares of Aspire granted under the Aspire Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	Normal period during which options are exercisable	No. of shares involved in the options lapsed during the year	Exercise price US$
Employees of Aspire*	3,925,000	3,460,000	18 February 2003	*(Note (2))*	465,000	0.298
	160,000	160,000	18 April 2003	*(Note (2))*	–	0.298
	1,660,000	1,280,000	16 September 2003	*(Note (2))*	380,000	0.298
	815,000	775,000	18 March 2004	*(Note (2))*	40,000	0.298
	75,000	45,000	28 May 2004	*(Note (2))*	30,000	0.298
		5,720,000	*(Note (1))*			

* *During the year ended 31 December 2011, no share options have been granted under the Aspire Scheme to any of the directors or chief executive of the Company.*

Notes:

(1) *The total number of shares involved in the options outstanding at the end of the year represents 0.61% of the issued share capital of Aspire as at the date of this annual report.*

(2) (a) *50% of the options granted to a particular employee are exercisable between the period:*

- *commencing on the later of:*
  - (i) *2 years after the commencement of employment of that employee or the option offer date (as the case may be); or*
  - (ii) *the listing of the shares of Aspire; and*
- *ending on the date falling 10 years from the option grant date; and*

(b) *the remaining 50% of such options shall be exercisable between the period commencing 3 years after the initial 50% of the options become exercisable and ending on the date falling 10 years from the option grant date.*

No options were granted or exercised under the Aspire Scheme during the year ended 31 December 2011.

Share options covering 915,000 Aspire Shares have been cancelled during the year ended 31 December 2011.

The options granted are not recognized in the financial statements until they are exercised.

Since the options granted pursuant to the Aspire Scheme are for the subscription of shares in Aspire which are not listed, the value of the options granted is not required to be disclosed under the Hong Kong Listing Rules.

In any event, since (i) the shares in Aspire are not listed, (ii) the options granted under the Aspire Scheme are not freely transferable (and hence there is no open market for transacting these options); and (iii) the grantee of an option will also not be able to charge, mortgage, encumber or create any interest in favour of any other person over or in relation to any option, any valuation of the options will necessarily be based on subjective assumptions, and may not provide a reliable measure of the fair value of the options and would potentially be misleading to the shareholders of the Company.

Apart from the foregoing, at no time during the year was the Company, any of its holding companies or subsidiaries, a party for any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of acquiring shares in or debentures of the Company or any other body corporate.

PRE-IPO SHARE OPTION SCHEME OF CHINA MOBILE HONG KONG COMPANY LIMITED

Pursuant to a resolution passed by the shareholders of China Mobile Hong Kong Company Limited (formerly known as China Mobile Peoples Telephone Company Limited) ("CMHK") on 4 March 2004, the pre-IPO share option scheme (the "CMHK Pre-IPO Scheme") was adopted to incentivize the then employees of CMHK.

No share options were granted under the CMHK Pre-IPO Scheme after the listing of CMHK on 31 March 2004 and no further share options will be granted under the CMHK Pre-IPO Scheme. There were 70,000 shares covered by the share options granted under the CMHK Pre-IPO Scheme which were outstanding at the beginning and at the end of the financial year ended 31 December 2011. All the share options outstanding at the beginning of the year ended 31 December 2011 were granted to employees of CMHK on 11 March 2004, and the exercise price was HK$4.55 per share, being the offer price of the shares of CMHK at the time of its initial public offering. All options granted under the CMHK Pre-IPO Scheme have been vested. Grantees of the outstanding share options are entitled to exercise the share options from 11 March 2005 to 10 March 2014. No share options granted under the CMHK Pre-IPO Scheme have been exercised during the year ended 31 December 2011. No share options were cancelled or lapsed during the year ended 31 December 2011. The share options outstanding as at 31 December 2011 were held by 7 individuals, 6 of whom have left the employment of CMHK.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

The Company has been notified of the following interests in the Company's issued shares as at 31 December 2011 amounting to 5% or more of the ordinary shares in issue:

		Ordinary shares held		Percentage of total issued share capital
		directly	**indirectly**	
(i)	China Mobile Communications Corporation ("CMCC")	–	14,890,116,842	74.18%
(ii)	China Mobile (Hong Kong) Group Limited ("CMHK (Group)")	–	14,890,116,842	74.18%
(iii)	China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)")	14,890,116,842	–	74.18%

Note: In light of the fact that CMCC and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of CMCC and CMHK (Group).

Apart from the foregoing, as at 31 December 2011, no persons, other than a director or chief executive of the Company, had any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO.

CONNECTED TRANSACTIONS

Continuing Connected Transactions

Details of the continuing connected transactions are set out in note 37 to the financial statements.

For the financial year ended 31 December 2011, the following continuing connected transactions (the "Continuing Connected Transactions") have not exceeded their respective upper limits:

(1) rental and property management service charges paid by the Group to CMCC did not exceed RMB1,000 million. The charges payable by the Group in respect of properties owned by CMCC and its subsidiaries are determined with reference to market rates whilst the charges payable in respect of properties which CMCC or its subsidiaries lease from third parties and sub-let to the Group are determined according to the actual rent payable by CMCC or its subsidiaries to such third parties together with the amount of any tax payable;

(2) telecommunications service charges, prices of transmission towers and spare parts and the charges payable for installation and maintenance services in respect of transmission towers paid by the Group to CMCC did not exceed RMB2,000 million. The telecommunications service charges, prices of transmission towers and spare parts and the charges payable for installation and maintenance services in respect of transmission towers are determined with reference to and cannot exceed relevant standards laid down and revised from time to time by the government of the PRC. Where there are no government standards, the prices and charges are determined according to market rates; the charges in respect of the "Village Connect" project and the construction of the TD-SCDMA network payable by CMCC and its subsidiaries to the Group did not exceed RMB2,400 million;

(3) settlement charges paid by the Company to China TieTong Telecommunications Corporation ("TieTong"), a wholly-owned subsidiary of CMCC, in respect of calls made or received by their respective customers did not exceed RMB500 million and the settlement charges received by the Company from TieTong in respect of calls made or received by their respective customers were below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Hong Kong Listing Rules. The rates for the settlement charges payable and receivable by the Company to and from TieTong are based on the previous interconnection settlement agreements entered into between TieTong and CMCC;

(4) leasing fees paid by the Company to CMCC for the leasing of the TD-SCDMA network capacity by the Company from CMCC did not exceed RMB3,000 million. The leasing fees are determined on a basis that reflects the Group's actual usage of CMCC's TD-SCDMA network capacity and to compensate CMCC for the costs of such network capacity;

(5) service charges paid by the Company to CMCC for the agency services regarding sales channel utilization and for the cooperation in the provision of basic telecommunications services (such as fixed-line phone services, fixed line IDD phone services, IP phone-to-phone calls services, 2G GSM and 3G TD-SCDMA mobile telecommunications services) ("Basic Telecommunications Services") and value-added telecommunications services (such as paging services, data transmission services, voice mailbox services and network connection services) ("Value-Added Telecommunications Services") to customers of the Company under the Telecommunications Services Cooperation Agreement did not exceed RMB1,700 million. The aggregate amount of the charges received by the Company for the services provided to CMCC under the Telecommunications Services Cooperation Agreement for the year ended 31 December 2011 was below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Hong Kong Listing Rules. The service charges for agency services are determined with reference to market prices after taking into consideration the actual volume of agency services provided by CMCC and performance indicators such as total sales being recognized and additional number of subscribers acquired as a result of the provision of agency services by CMCC. The service charges in respect of business cooperation are determined with reference to, after taking into account the actual volume of Basic Telecommunications Services and Value-Added Telecommunications Services provided and the resources and investment contributed, the government fixed price or the government guidance price if there is no government fixed price and where there is neither a government fixed price nor a government guidance price, the market price. Where none of the foregoing prices is applicable, the price is to be agreed between the parties and determined on a cost-plus basis; and

(6) leasing fees paid by the Company to CMCC for the leasing of telecommunications network operation assets by the Company from CMCC did not exceed RMB1,200 million. The leasing fees are determined with reference to the prevailing market rates but in any event shall not be more than the leasing fees charged to any independent third party for the same kinds of network operation assets. The aggregate amount of leasing fees received by the Company from CMCC under the Network Assets Leasing Agreement for the year ended 31 December 2011 was below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Hong Kong Listing Rules.

The transactions referred to in paragraph (1) above were entered into pursuant to the 2011–2013 property leasing and management services agreement dated 21 December 2010 between the Company and CMCC (the "2011–2013 Property Leasing Agreement"). The Company announced the entering into and the terms of the 2011–2013 Property Leasing Agreement on 21 December 2010. The 2008–2010 property leasing and management services agreement dated 13 December 2007 expired on 31 December 2010 and the arrangements under the agreement have been renewed by way of the parties to such agreement entering into the 2011–2013 Property Leasing Agreement which has a term of three years commencing on 1 January 2011.

The transactions referred to in paragraph (2) above were entered into pursuant to the 2011–2013 telecommunications services agreement dated 21 December 2010 between the Company and CMCC (the "2011–2013 Telecommunications Services Agreement"). The Company announced the entering into and the terms of the 2011–2013 Telecommunications Services Agreement on 21 December 2010. The 2008–2010 telecommunications services agreement dated 13 December 2007 expired on 31 December 2010 and the arrangements under the agreements have been renewed by way of the parties to such agreement entering into the 2011–2013 Telecommunications Services Agreement which has a term of three years commencing on 1 January 2011.

The transactions referred to in paragraph (3) above were entered into pursuant to the tripartite agreement among the Company, CMCC and TieTong dated 13 November 2008 (the "Tripartite Agreement"). The entering into of the Tripartite Agreement was announced by the Company on 13 November 2008. The Tripartite Agreement has been renewed and announced by the Company (i) on 6 November 2009 for a period of one year from 1 January 2010; (ii) on 21 December 2010 for a period of one year from 1 January 2011; and (iii) on 6 December 2011 for a period of one year from 1 January 2012.

The transactions referred to in paragraph (4) above were entered into pursuant to the network capacity leasing agreement between the Company and CMCC dated 29 December 2008 (the "Network Capacity Leasing Agreement"). The entering into of the Network Capacity Leasing Agreement was announced by the Company on 29 December 2008. The Network Capacity Leasing Agreement has been renewed and announced by the Company (i) on 6 November 2009 for a period of one year from 1 January 2010; (ii) on 21 December 2010 for a period of one year from 1 January 2011; and (iii) on 6 December 2011 for a period of one year from 1 January 2012.

The transactions referred to in paragraph (5) above were entered into pursuant to the telecommunications services cooperation agreement between the Company and CMCC dated 6 November 2009 (the "Telecommunications Services Cooperation Agreement"). The entering into of the Telecommunications Services Cooperation Agreement was announced by the Company on 6 November 2009. The Telecommunications Services Cooperation Agreement has been renewed and announced by the Company (i) on 21 December 2010 for a period of one year from 1 January 2011; and (ii) on 6 December 2011 for a period of one year from 1 January 2012.

The transactions referred to in paragraph (6) above were entered into pursuant to the telecommunications network operation assets leasing agreement between the Company and CMCC dated 18 August 2011 (the "Network Assets Leasing Agreement"). The entering into of the Network Assets Leasing Agreement was announced by the Company on 18 August 2011. The Network Assets Leasing Agreement has been renewed and announced by the Company on 6 December 2011 for a period of one year from 1 January 2012.

CMCC is the ultimate controlling shareholder of the Company and therefore, a connected person of the Company. TieTong is a wholly-owned subsidiary of CMCC and therefore, a connected person of the Company. Accordingly, all the transactions referred to in paragraphs (1) to (6) above constitute connected transactions for the Company under the Hong Kong Listing Rules.

In the opinion of the independent non-executive directors, the Continuing Connected Transactions were entered into by the Group:

(i) in the ordinary and usual course of its business;

(ii) on normal commercial terms; and

(iii) in accordance with the relevant agreements governing such transactions and on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company were engaged to report on the Group's Continuing Connected Transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditors have issued their unqualified letter containing their findings and conclusions in respect of the Continuing Connected Transactions in accordance with Rule 14A.38 of the Hong Kong Listing Rules. The auditors' letter has confirmed that the Continuing Connected Transactions:

(A) have received the approval of the Board;

(B) were in accordance with the pricing policy as stated on pages 60 to 62 of this annual report;

(C) have been entered into in accordance with the relevant agreements governing the Continuing Connected Transactions; and

(D) have not exceeded their respective upper limits for the financial year ended 31 December 2011 set out in the previous announcements of the Company.

A copy of the auditors' letter in relation to the Continuing Connected Transactions has been provided by the Company to the Stock Exchange.

In respect of the Continuing Connected Transactions, the Company has complied with the disclosure requirements under the Hong Kong Listing Rules in force from time to time.

Other Connected Transactions

(1) Reference is made to the announcement of the Company dated 12 August 2011 in relation to the entering into of an investment agreement (the "Investment Agreement") between Beijing Mobile Group Beijing Company Limited ("Beijing Mobile"), a wholly-owned subsidiary of the Company, and CMCC on 12 August 2011. Pursuant to the Investment Agreement, Beijing Mobile and CMCC agreed to form China Mobile Group Finance Company Limited ("China Mobile Finance"). The primary business of China Mobile Finance will be the provision of financial management services. The registered capital of China Mobile Finance is proposed to be RMB5,000,000,000, of which Beijing Mobile will contribute RMB4,600,000,000, representing 92% of the total registered capital of China Mobile Finance, and CMCC will contribute RMB400,000,000, representing 8% of the total registered capital of China Mobile Finance.

CMCC is the ultimate controlling shareholder of the Company and therefore, a connected person of the Company. Accordingly, the proposed establishment of China Mobile Finance by Beijing Mobile, a wholly-owned subsidiary of the Company, and CMCC constitutes a connected transaction for the Company under the Hong Kong Listing Rules. As each of the applicable percentage ratios under Rule 14.07 of the Hong Kong Listing Rules in respect of the transaction contemplated under the Investment Agreement was less than 5%, such transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders' approval requirement. The transaction did not constitute a notifiable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules.

(2) Reference is made to the announcement of the Company dated 16 March 2011 in relation to the entering into of an a share transfer agreement on 16 March 2011 ("Share Transfer Agreement") between China Mobile Communication Co., Ltd. ("China Mobile Communication"), a wholly-owned subsidiary of the Company, as the purchaser and CMCC, ZTE Corporation, Eastern Communications Co., Ltd, 北京神州數碼有限公司 (Beijing Digital China Limited, being unofficial English translation), Ningbo Bird Co., Ltd. and Shenzhen Huawei Investment & Holdings Co., Ltd. as the vendors (the "Vendors"). Pursuant to the Share Transfer Agreement, China Mobile Communication agreed to purchase and the Vendors agreed to sell 100% of the share capital of 中移鼎訊通信股份有限公司 (China Topssion Communication Co., Ltd., being unofficial English translation) ("Topssion"), a company primarily engaged in the business of sales of mobile phone handsets and devices. The total consideration for the share transfer is RMB237,070,000 which would be satisfied in cash.

CMCC is the ultimate controlling shareholder of the Company and therefore, a connected person of the Company. CMCC held 29% of the share capital of Topssion as of 16 March 2011. Accordingly, the acquisition of 100% share capital of Topssion by China Mobile Communication constitutes a connected transaction for the Company under the Hong Kong Listing Rules. As each of the applicable percentage ratios under Rule 14.07 of the Hong Kong Listing Rules in respect of the transaction contemplated under the Share Transfer Agreement is less than 5%, such transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders' approval requirement. The transaction does not constitute a notifiable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 31 December 2011, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

BANK AND OTHER LOANS

Particulars of bank and other loans of the Group as at 31 December 2011 are set out in note 31 to the financial statements.

FINANCIAL SUMMARY

A summary of the audited results and of the audited statements of the assets and liabilities of the Group for the last five financial years is set out on pages 141 to 143 of this annual report.

EMOLUMENT POLICY

In order to continue to maintain the sustainable development of the Group's competitiveness, the Group has always emphasized the importance of recruiting, incentivizing, developing and retaining its employees, paid close attention to the external competitiveness, internal fairness of its remuneration structure and the cost-effectiveness of remuneration and emphasized the importance of the correlation between remuneration management and performance management. Employees' remuneration comprises a basic salary, a performance-based bonus and a long-term incentive scheme in the form of share option schemes for eligible employees, details of which are set out under the paragraph headed "Share option schemes" above.

EMPLOYEE RETIREMENT BENEFITS

Particulars of the employee retirement benefits of the Group are set out in note 34 to the financial statements.

PUBLIC FLOAT

As at the date of this annual report and based on the information that is publicly available to the Company and to the knowledge of the directors of the Company, the Company has maintained the public float prescribed under the Hong Kong Listing Rules and agreed with the Stock Exchange.

AUDITORS

A resolution for the reappointment of KPMG as the auditors of the Company will be proposed at the forthcoming annual general meeting.

By order of the Board

Wang Jianzhou
Chairman

Hong Kong, 15 March 2012

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Mobile Limited will be held on Wednesday, 16 May 2012 at 10:00 a.m. in the Grand Ballroom, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong for the following purposes:

As ordinary business:

1. To receive and consider the audited financial statements and the reports of the directors and auditors of the Company and its subsidiaries for the year ended 31 December 2011.

2. To declare a final dividend for the year ended 31 December 2011.

3. To re-elect directors.

4. To re-appoint Messrs. KPMG as auditors and to authorize the directors of the Company to fix their remuneration.

And as special business, to consider and, if thought fit, to pass the following as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares ("Shares") be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly;

   (c) for the purpose of this resolution "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

      (1) the conclusion of the next annual general meeting of the Company; or

      (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

      (3) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting."

6. "**THAT** a general mandate be and is hereby unconditionally given to the directors of the Company to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the articles of association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

   (a) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, plus

   (b) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution).

   Such mandate shall expire at the earlier of:

   (1) the conclusion of the next annual general meeting of the Company; or

   (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

   (3) the date of any revocation or variation of the mandate given under this resolution by ordinary resolution of the shareholders of the Company at a general meeting."

7. "**THAT** the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in the resolution set out in item 6 in the notice of the annual general meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution."

By Order of the Board
Wong Wai Lan, Grace
Company Secretary

29 March 2012

Notes:

1. *Any member entitled to attend and vote at the annual general meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.*

2. *In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 60/F, The Center, 99 Queen's Road Central, Hong Kong at least 36 hours before the time for holding the annual general meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.*

3. *The Board of Directors has recommended a final dividend of HK$1.747 per share for the year ended 31 December 2011 and, if such dividend is declared by the members passing resolution number 2, it is expected to be paid on or about 8 June 2012 to those shareholders whose names appear on the Company's register of members on 25 May 2012. Shareholders should read the announcement issued by the Company on 16 March 2012 regarding the closure of register of members and the withholding and payment of enterprise income tax for non-resident enterprises in respect of the proposed final dividend.*

4. *To ascertain shareholders' eligibility to attend and vote at the annual general meeting, the register of members of the Company will be closed from 10 May 2012 to 16 May 2012 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to be entitled to attend and vote at the annual general meeting, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 9 May 2012.*

   To ascertain shareholders' entitlement to the proposed final dividend upon passing resolution number 2, the register of members of the Company will be closed from 23 May 2012 to 25 May 2012 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 22 May 2012.

5. *Concerning resolution number 5 above, the directors of the Company wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on the Stock Exchange will be set out in a separate circular from the Company to be enclosed with the 2011 Annual Report.*

Independent Auditor's Report

KPMG

Independent auditor's report
to the shareholders of China Mobile Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Mobile Limited (the "Company") and its subsidiaries (together referred to as the "Group") set out on pages 69 to 140, which comprise the consolidated and company balance sheets as at 31 December 2011, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of the affairs of the Company and of the Group as at 31 December 2011 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

15 March 2012

Consolidated Statement of Comprehensive Income

for the year ended 31 December 2011
(Expressed in Renminbi)

	Note	2011 RMB million	2010 RMB million
Operating revenue (Turnover)	3		
Voice services		364,189	343,985
Data services		139,330	120,768
Others		24,480	20,478
		527,999	485,231
Operating expenses			
Leased lines		5,188	3,897
Interconnection		23,533	21,886
Depreciation	14(a)	97,113	86,230
Personnel	4	28,672	24,524
Selling expenses		96,830	90,590
Other operating expenses	5	125,364	107,350
		376,700	334,477
Profit from operations		151,299	150,754
Other net income	6	2,559	2,336
Non-operating net income	7	571	685
Interest income		8,413	5,658
Finance costs	8	(565)	(902)
Share of profit of associates		4,306	558
Share of loss of jointly controlled entity	20	(1)	(18)
Profit before taxation		166,582	159,071
Taxation	11(a)	(40,603)	(39,047)
PROFIT FOR THE YEAR		125,979	120,024
Other comprehensive income for the year:			
Exchange differences on translation of financial statements of overseas entities		(311)	(135)
Share of other comprehensive income of associates		(229)	–
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		125,439	119,889

Consolidated Statement of Comprehensive Income

for the year ended 31 December 2011
(Expressed in Renminbi)

	Note	2011 RMB million	2010 RMB million
Profit attributable to:			
Equity shareholders of the Company		**125,870**	119,640
Non-controlling interests		**109**	384
PROFIT FOR THE YEAR		**125,979**	120,024
Total comprehensive income attributable to:			
Equity shareholders of the Company		**125,332**	119,505
Non-controlling interests		**107**	384
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**125,439**	119,889
Earnings per share – Basic	*13(a)*	**RMB6.27**	RMB5.96
Earnings per share – Diluted	*13(b)*	**RMB6.20**	RMB5.89

The notes on pages 77 to 140 form part of these financial statements. Details of dividends are set out in note 36(b).

Consolidated Balance Sheet

as at 31 December 2011
(Expressed in Renminbi)

	Note	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Non-current assets			
Property, plant and equipment	14(a)	408,165	385,296
Construction in progress	15	56,235	54,868
Land lease prepayments		12,798	12,040
Goodwill	16	36,894	36,894
Other intangible assets	17	818	813
Interest in associates	19	43,794	40,175
Interest in jointly controlled entity	20	7	8
Deferred tax assets	21	10,913	9,720
Pledged bank deposits	22	122	162
Other financial assets	23	127	127
		569,873	540,103
Current assets			
Inventories	24	7,944	4,249
Accounts receivable	25	9,165	7,632
Other receivables	26	19,483	7,026
Prepayments and other current assets	26	12,854	10,151
Amount due from ultimate holding company	27	170	293
Tax recoverable	11(c)	91	135
Pledged bank deposits	22	32	–
Deposits with banks		246,687	204,803
Cash and cash equivalents	28	86,259	87,543
		382,685	321,832
Current liabilities			
Accounts payable	29	116,266	111,646
Bills payable		1,616	502
Deferred revenue	30	51,753	43,489
Accrued expenses and other payables	32	92,362	85,716
Amount due to ultimate holding company	27	285	15
Amount due to immediate holding company	27	33	35
Interest-bearing borrowings	31(a)	–	4,981
Obligations under finance leases	33	68	68
Current taxation	11(c)	10,861	9,178
		273,244	255,630
Net current assets		109,441	66,202
Total assets less current liabilities carried forward		679,314	606,305

Consolidated Balance Sheet

as at 31 December 2011
(Expressed in Renminbi)

	Note	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Total assets less current liabilities brought forward		**679,314**	606,305
Non-current liabilities			
Interest-bearing borrowings	31(a)	**(28,617)**	(28,615)
Deferred revenue, excluding current portion	30	**(261)**	(248)
Deferred tax liabilities	21	**(17)**	(39)
		(28,895)	(28,902)
NET ASSETS		**650,419**	577,403
CAPITAL AND RESERVES			
Share capital		**2,140**	2,139
Reserves		**646,924**	574,018
Total equity attributable to equity shareholders of the Company		**649,064**	576,157
Non-controlling interests		**1,355**	1,246
TOTAL EQUITY		**650,419**	577,403

Approved and authorized for issue by the Board of Directors on 15 March 2012.

Li Yue
Director

Xue Taohai
Director

The notes on pages 77 to 140 form part of these financial statements.

Balance Sheet

as at 31 December 2011
(Expressed in Renminbi)

	Note	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Non-current assets			
Property, plant and equipment	14(b)	3	3
Investments in subsidiaries	18	476,782	476,782
Interest in jointly controlled entity	20	34	34
		476,819	476,819
Current assets			
Amounts due from subsidiaries	18	56,800	47,074
Other receivables		10	7
Cash and cash equivalents	28	919	2,259
		57,729	49,340
Current liabilities			
Accrued expenses and other payables		23	2,477
Amount due to a subsidiary	18	–	4,981
Amount due to immediate holding company	27	33	35
		56	7,493
Net current assets		57,673	41,847
Total assets less current liabilities		534,492	518,666
Non-current liabilities			
Amount due to a subsidiary	18	(4,984)	(4,982)
Interest-bearing borrowings	31(b)	(23,633)	(23,633)
		(28,617)	(28,615)
NET ASSETS		505,875	490,051
CAPITAL AND RESERVES	36(a)		
Share capital		2,140	2,139
Reserves		503,735	487,912
TOTAL EQUITY		505,875	490,051

Approved and authorized for issue by the Board of Directors on 15 March 2012.

Li Yue
Director

Xue Taohai
Director

The notes on pages 77 to 140 form part of these financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2011
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company									
	Share capital *RMB million*	Share premium *RMB million*	Capital reserve *RMB million*	General reserve *RMB million*	Exchange reserve *RMB million*	PRC statutory reserves *RMB million*	Retained profits *RMB million*	Total *RMB million*	Non-controlling interests *RMB million*	Total equity *RMB million*
As at 1 January 2010	2,139	386,375	(291,972)	72	(1,039)	129,918	281,255	506,748	886	507,634
Changes in equity for 2010:										
Profit for the year	–	–	–	–	–	–	119,640	119,640	384	120,024
Other comprehensive income	–	–	–	–	(135)	–	–	(135)	–	(135)
Total comprehensive income for the year	–	–	–	–	(135)	–	119,640	119,505	384	119,889
Dividends approved in respect of the previous year *(note 36(b)(ii))*	–	–	–	–	–	–	(25,651)	(25,651)	–	(25,651)
Dividends declared in respect of the current year *(note 36(b)(i))*	–	–	–	–	–	–	(24,550)	(24,550)	(24)	(24,574)
Shares issued under share option scheme	–	101	(8)	–	–	–	–	93	–	93
Transfer to PRC statutory reserves *(note 36(d)(iii))*	–	–	–	–	–	24,260	(24,248)	12	–	12
As at 31 December 2010	2,139	386,476	(291,980)	72	(1,174)	154,178	326,446	576,157	1,246	577,403
As at 1 January 2011	2,139	386,476	(291,980)	72	(1,174)	154,178	326,446	576,157	1,246	577,403
Changes in equity for 2011:										
Profit for the year	–	–	–	–	–	–	125,870	125,870	109	125,979
Other comprehensive income	–	–	(229)	–	(309)	–	–	(538)	(2)	(540)
Total comprehensive income for the year	–	–	(229)	–	(309)	–	125,870	125,332	107	125,439
Dividends approved in respect of the previous year *(note 36(b)(ii))*	–	–	–	–	–	–	(26,718)	(26,718)	–	(26,718)
Dividends declared in respect of the current year *(note 36(b)(i))*	–	–	–	–	–	–	(25,857)	(25,857)	–	(25,857)
Shares issued under share option scheme *(note 36(c)(ii))*	1	153	(18)	–	–	–	–	136	–	136
Transfer to PRC statutory reserves *(note 36(d)(iii))*	–	–	–	–	–	25,058	(25,044)	14	–	14
Partial disposal of a subsidiary	–	–	–	–	–	–	–	–	2	2
As at 31 December 2011	2,140	386,629	(292,227)	72	(1,483)	179,236	374,697	649,064	1,355	650,419

The notes on pages 77 to 140 form part of these financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2011
(Expressed in Renminbi)

	Note	2011 RMB million	2010 RMB million
Operating activities			
Profit before taxation		166,582	159,071
Adjustments for:			
– Depreciation of property, plant and equipment	14(a)	97,113	86,230
– Amortization of other intangible assets	5	54	62
– Amortization of land lease prepayments		325	298
– Loss on disposal of property, plant and equipment	5	3	–
– Write-off of property, plant and equipment	5	5,853	2,763
– Impairment loss of doubtful accounts	5	3,548	4,019
– Impairment loss of inventories	5	87	55
– Interest income		(8,413)	(5,658)
– Finance costs	8	565	902
– Dividend income from unlisted securities	7	(13)	(17)
– Share of profit of associates		(4,306)	(558)
– Share of loss of jointly controlled entity		1	18
– Unrealized exchange loss, net	7	9	6
Operating cashflow before changes in working capital		261,408	247,191
Increase in inventories		(3,492)	(457)
Increase in accounts receivable		(4,865)	(5,232)
(Increase)/decrease in other receivables		(258)	170
Increase in prepayments and other current assets		(2,613)	(1,087)
Decrease/(increase) in amount due from ultimate holding company		123	(268)
Increase in accounts payable		651	5,704
Increase/(decrease) in bills payable		614	(1)
Increase in deferred revenue		8,277	7,847
Increase in accrued expenses and other payables		6,719	16,369
Increase in amount due to ultimate holding company		270	11
Cash generated from operations		266,834	270,247
Tax paid			
– Hong Kong profits tax paid		(134)	(99)
– PRC enterprise income tax paid		(39,944)	(38,769)
Net cash generated from operating activities carried forward		226,756	231,379

Consolidated Cash Flow Statement

for the year ended 31 December 2011
(Expressed in Renminbi)

	Note	2011 RMB million	2010 RMB million
Net cash generated from operating activities brought forward		**226,756**	231,379
Investing activities			
Capital expenditure		**(123,331)**	(113,203)
Land lease prepayments		**(1,083)**	(1,135)
Acquisition of other intangible assets		**(85)**	(162)
Proceeds from disposal of property, plant and equipment		**123**	12
Increase in deposits with banks		**(41,884)**	(19,190)
Increase in pledged bank deposits		**–**	(162)
Trust loan granted		**(14,000)**	(2,700)
Cash receipt from repayment of trust loan		**2,700**	–
Interest received		**7,593**	4,588
Acquisition of investment in an associate		**–**	(39,617)
Acquisition of investment in a jointly controlled entity		**–**	(20)
Proceeds from acquisition of a subsidiary (net of cash and cash equivalents acquired)		**140**	–
Dividends received from an associate		**458**	–
Dividends received from unlisted securities		**13**	17
Net cash used in investing activities		**(169,356)**	(171,572)
Financing activities			
Proceeds from issuance of shares under share option scheme	*36(c)(ii)*	**136**	93
Interest paid		**(651)**	(919)
Dividends paid to the Company's equity shareholders	*36(b)*	**(52,575)**	(50,201)
Dividends paid to non-controlling interests		**–**	(24)
Repayments of bonds and other loans		**(5,330)**	–
Net cash used in financing activities		**(58,420)**	(51,051)
Net (decrease)/increase in cash and cash equivalents		**(1,020)**	8,756
Cash and cash equivalents at beginning of year		**87,543**	78,894
Effect of changes in foreign exchange rate		**(264)**	(107)
Cash and cash equivalents at end of year	*28*	**86,259**	87,543

Significant non-cash transactions

The Group recorded payables of RMB60,357,000,000 (2010: RMB61,457,000,000) and RMB835,000,000 (2010: RMB451,000,000) to equipment suppliers and banks respectively as at 31 December 2011 for additions of construction in progress during the year then ended.

The notes on pages 77 to 140 form part of these financial statements.

Notes to the Financial Statements

(Expressed in Renminbi unless otherwise indicated)

1 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accounting principles generally accepted in Hong Kong, are consistent with IFRSs. These financial statements also comply with HKFRSs, the requirements of the Hong Kong Companies Ordinance, and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing rules"). A summary of the significant accounting policies adopted by the Company and its subsidiaries (together referred to as the "Group") is set out below.

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2011 comprise the Group, the Group's interest in associates and a jointly controlled entity.

The measurement basis used in the preparation of the financial statements is the historical cost basis.

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 43.

(c) Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Subsidiaries and non-controlling interests (Continued)

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary's net identifiable assets.

Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

Changes in the Group's interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see note 1(g)) or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity (see note 1(d)).

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(j)).

(d) Associates and jointly controlled entities

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method.

Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group's share of the acquisition-date fair values of the investee's identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post-acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (see notes 1(j)). The Group's share of the post-acquisition, post-tax results of the investee and any impairment losses for the year are recognized as share of profit or loss in the consolidated statement of comprehensive income, whereas the Group's share of the post-acquisition post-tax items of the investee's other comprehensive income is recognized as other comprehensive income in the consolidated statement of comprehensive income.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Associates and jointly controlled entities (Continued)

When the Group's share of losses exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest in the investee is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

Unrealized profits and losses resulting from transactions between the Group and its associates and a jointly controlled entity are eliminated to the extent of the Group's interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

In the Company's balance sheet, its investments in an associate or a jointly controlled entity are stated at cost less impairment losses (see note 1(j)).

(e) Goodwill

Goodwill represents the excess of:

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii) the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 1(j)).

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

(f) Other intangible assets

Other intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 1(j)). Amortization of intangible assets with finite useful lives is recorded in other operating expenses on a straight-line basis over the assets' estimated useful lives, from the date they are available for use. Both the period and method of amortization are reviewed annually.

Intangible assets are not amortized while their useful lives are assessed to be indefinite. Any conclusion that the useful life of an intangible asset is indefinite is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If they do not, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Other investments in equity securities

The Group's accounting policies for investments in equity securities, other than investments in subsidiaries, associates and a jointly controlled entity, are as follows:

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (see note 1(j)).

Investments are recognized/derecognized on the date the Group commits to purchase/sell the investments.

(h) Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 1(j)).

The cost of property, plant and equipment comprises the purchase price and any directly attributable costs of bringing the asset to its working location and condition for its intended use. Subsequent expenditure relating to an item of property, plant and equipment that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	8–30 years
Telecommunications transceivers, switching centers, transmission and other network equipment	5–10 years
Office equipment, furniture and fixtures and others	3–10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Leased assets (Continued)

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided for at rates, which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 1(h). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(j). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There were no contingent rentals recognized by the Group during the years presented.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There were no contingent rentals recognized by the Group during the years presented.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

(j) Impairment of assets

(i) Impairment of investments in equity securities and receivables

Investments in equity securities (other than investments in subsidiaries) and receivables that are stated at cost or amortized cost are reviewed at the end of each reporting date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the debtor will enter bankruptcy or other financial reorganization;
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
- a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Impairment of assets (Continued)

(i) Impairment of investments in equity securities and receivables (Continued)

If any such evidence exists, impairment loss is determined and recognized as follows:

- For investments in associates and jointly controlled entities recognized using the equity method (see note 1(d)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with note 1(j)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 1(j)(ii).

- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed (see note 1(j)(ii)).

- For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

  If in a subsequent period the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Impairment of assets (Continued)

(ii) Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

- property, plant and equipment;
- construction in progress;
- prepaid interests in leasehold land classified as being held under an operating lease;
- investments in subsidiaries;
- goodwill; and
- other intangible assets.

If any such indication exists, the asset's recoverable amount is estimated. For goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- Calculation of recoverable amount

  The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- Recognition of impairment losses

  An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

- Reversals of impairment losses

  In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

  A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Impairment of assets (Continued)

(iii) Interim financial reporting and impairment

Under the Listing Rules, the Group is required to prepare an interim financial report in compliance with IAS/HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 1(j)(i) and (ii)).

Impairment losses recognized in an interim period in respect of goodwill and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no losses, or a smaller loss, would have been recognized had the impairment been assessed only at the end of the financial year to which the interim period relates. No impairment losses were recognized in respect of goodwill and unquoted equity securities carried at cost during the interim period.

(k) Construction in progress

Construction in progress is stated at cost less impairment losses (see note 1(j)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and ready for its intended use. No exchange difference was capitalized to construction in progress during the years presented.

(l) Inventories

Inventories are carried at the lower of cost and net realizable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to management's estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognized as a deduction of other net income due to its insignificance. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. No reversal of any write-down of inventories occurred during the years presented.

(m) Accounts receivable and other receivables

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method less allowance for impairment loss (see note 1(j)), except where the effect of discounting would be immaterial. In such case, the receivables are stated at cost less allowance for impairment loss (see note 1(j)).

(n) Deferred revenue

Deferred revenue consists primarily of prepaid service fees received from customers, revenue deferred for unredeemed point rewards under Customer Point Reward Program (Reward Program) and deferred tax credit on purchase of domestic telecommunications equipment.

Revenue from prepaid service fees are recognized when the mobile telecommunications services are rendered.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Deferred revenue (Continued)

Revenue deferred for unredeemed point rewards are recognized when such rewards are redeemed or expired.

Deferred tax credit on purchase of domestic telecommunications equipment is amortized over the remaining lives of the related equipment as a reduction to income tax expense.

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p) Accounts payable and other payables

Accounts payable and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(r) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

(i) revenue derived from voice and data services are recognized when the service is rendered;

(ii) revenue from prepaid services is recognized when the mobile telecommunications services are delivered based upon actual usage by customers;

(iii) sales of SIM cards and terminals are recognized on delivery of goods to the buyer and such amount, net of cost of goods sold, is included in other net income due to its insignificance;

(iv) interest income is recognized as it accrues using the effective interest method; and

(v) revenue from a fixed price contract is recognized using the percentage of completion method.

(s) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to business combination, or items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s) Income tax (Continued)

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group or the Company has the legal, enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Group or the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s) Income tax (Continued)

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(t) Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u) Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, leave passage, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

The Company and subsidiaries incorporated in the Hong Kong Special Administrative Region of the PRC ("Hong Kong") are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Such contributions are recognized as an expense in profit or loss as incurred.

The employees of the subsidiaries in Mainland China (For the purpose of preparing these financial statements, Mainland China refers to the People's Republic of China ("the PRC") excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan.) participate in the defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees' salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs or in accordance with the terms of the plans. The Group's contributions to these plans are charged to profit or loss when incurred. The subsidiaries have no obligations for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u) Employee benefits (Continued)

(ii) Share-based payments

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits). In the Company's balance sheet, share-based payment transactions in which the Company grants share options to subsidiaries' employees are accounted for as an increase in value of investments in subsidiaries, which is eliminated on consolidation.

(iii) Termination benefits

Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(v) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceased when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

(w) Translation of foreign currencies

The primary functional currency of entities within the Group is Renminbi ("RMB"). The Group adopted RMB as its presentation currency in the preparation of the annual financial statements, which is the currency of the primary economic environment in which most of the Group's entities operate.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w) Translation of foreign currencies (Continued)

The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Balance sheets items are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve. On disposal of an overseas entity, the cumulative amount of the exchange differences relating to that particular foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

For the purpose of the consolidated cash flow statements, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling at the dates of the cash flows.

(x) Related parties

(a) A person, or a close member of that person's family, is related to the Group if that person:

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group's parent.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Group of which the other entity is a member);

(iii) Both entities are joint ventures of the same third party;

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi) The entity is controlled or jointly controlled by a person identified in (a); or

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(y) Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group's chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in mobile telecommunications and related business. No Group's geographical information has been disclosed as the majority of the Group's operating activities are carried out in Mainland China. The Group's assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group's assets and operating revenue, respectively.

(Expressed in Renminbi unless otherwise indicated)

2 CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of new or revised IFRSs that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2011. The equivalent new or revised HKFRSs consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are consistent with the pronouncements issued by the IASB.

Of these, the following developments are relevant to the Group's financial statements:

- IAS/HKAS 24 (revised 2009), *Related party disclosures*
- Improvements to IFRSs/HKFRSs (2010)

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 44).

The impacts of the developments are discussed below:

- IAS/HKAS 24 (revised 2009) revises the definition of a related party. As a result, the Group has re-assessed the identification of related parties and concluded that the revised definition does not have any material impact on the Group's related party disclosures in the current and previous periods. IAS/HKAS 24 (revised 2009) also introduces modified disclosure requirements for government-related entities. As a result, the Group has re-assessed the modified disclosure requirements for government-related entities and revised the disclosures accordingly.

- Improvements to IFRSs/HKFRSs (2010) omnibus standard introduce a number of amendments to the disclosure requirements in IFRS/HKFRS 7, Financial instruments: Disclosures. The disclosures about the Group's financial instruments have been conformed to the amended disclosure requirements. These amendments do not have any material impact on the classification, recognition and measurements of the amounts recognized in the financial statements in the current and previous periods.

3 TURNOVER

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities of Mainland China and in Hong Kong. The principal activity of the Company is investment holding.

During the year, following a review of the presentation of the components of revenue, the Group re-categorized the presentation of revenue in the consolidated statement of comprehensive income. The new presentation categorizes operating revenue into voice services revenue, data services revenue and other operating revenue. Voice services revenue includes revenue derived from voice usage services (including usage fees and monthly fee) and from voice value-added services that were categorized in value-added services in prior years' presentation. Data services revenue includes revenue derived from short message services ("SMS") and multimedia message services ("MMS"), wireless data traffic, and applications and information services. Other operating revenue mainly includes interconnection revenue.

This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any of the periods presented. The comparative figures have been reclassified to conform to current year's presentation.

4 PERSONNEL

	2011 RMB million	2010 RMB million
Salaries, wages and other benefits	25,498	22,039
Retirement costs: contributions to defined contribution retirement plans	3,174	2,485
	28,672	24,524

5 OTHER OPERATING EXPENSES

	2011 RMB million	2010 RMB million
Maintenance	35,096	31,390
Impairment loss of doubtful accounts	3,548	4,019
Impairment loss of inventories	87	55
Amortization of other intangible assets	54	62
Operating lease charges		
– land and buildings	8,150	7,208
– others *(Note 1)*	3,085	2,631
Loss on disposal of property, plant and equipment	3	–
Write-off of property, plant and equipment	5,853	2,763
Auditors' remuneration		
– audit services *(Note 2)*	84	83
– tax services *(Note 3)*	1	1
– other services *(Note 4)*	11	11
Others *(Note 5)*	69,392	59,127
	125,364	107,350

Notes:

(1) *Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.*

(2) *Audit services include reporting on the Group's internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America ("SOX 404") of RMB19,000,000 (2010: RMB19,000,000).*

(3) *Tax services include tax compliance services for the Group of RMB600,000 (2010: RMB1,000,000).*

(4) *Other services include SOX 404 advisory services, risk assessment and other IT related advisory services.*

(5) *Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, labour services expenses and other miscellaneous expenses.*

6 OTHER NET INCOME

	2011 *RMB million*	2010 *RMB million*
Sales of SIM cards and terminals	6,020	5,451
Cost of SIM cards and terminals	(4,926)	(4,361)
Others	1,465	1,246
	2,559	2,336

7 NON-OPERATING NET INCOME

	2011 *RMB million*	2010 *RMB million*
Exchange loss	(9)	(6)
Penalty income	257	257
Dividend income from unlisted securities	13	17
Others	310	417
	571	685

8 FINANCE COSTS

	2011 *RMB million*	2010 *RMB million*
Interest on bank loans and other borrowings repayable within five years	7	–
Interest on bank loans and other borrowings repayable after five years	220	431
Interest on bonds	338	471
	565	902

9 DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

(Expressed in Hong Kong dollar)	Directors' Fees *'000*	Salaries, allowances and benefits in kind *'000*	Performance related bonuses *'000*	Retirement scheme contributions *'000*	2011 Total *'000*
Executive directors					
WANG Jianzhou	180	1,172	616	287	2,255
XI Guohua*	78	462	244	115	899
LI Yue	180	1,067	560	261	2,068
LU Xiangdong**	180	960	504	236	1,880
XUE Taohai	180	960	504	236	1,880
HUANG Wenlin	180	960	504	236	1,880
SHA Yuejia	180	960	504	235	1,879
LIU Aili	180	960	504	235	1,879
XIN Fanfei	180	960	504	229	1,873
XU Long	180	950	504	232	1,866
Independent non-executive directors					
LO Ka Shui	505	–	–	–	505
WONG Kwong Shing, Frank	440	–	–	–	440
CHENG Mo Chi, Moses	440	–	–	–	440
	3,083	9,411	4,948	2,302	19,744

* *Mr. XI Guohua was appointed as an executive director and the vice chairman of the Company with effect from 26 July 2011.*

** *Mr. LU Xiangdong resigned from the position as an executive director and a vice president of the Company with effect from 15 March 2012.*

9 DIRECTORS' REMUNERATION (Continued)

(Expressed in Hong Kong dollar)	Directors' Fees *'000*	Salaries, allowances and benefits in kind *'000*	Performance related bonuses *'000*	Retirement scheme contributions *'000*	2010 Total *'000*
Executive directors					
WANG Jianzhou	180	1,172	660	286	2,298
ZHANG Chunjiang (removed on 7 January 2010)	3	16	–	3	22
LI Yue	180	1,005	600	245	2,030
LU Xiangdong	180	960	540	234	1,914
XUE Taohai	180	960	540	234	1,914
HUANG Wenlin	180	960	540	234	1,914
SHA Yuejia	180	960	540	233	1,913
LIU Aili	180	960	540	233	1,913
XIN Fanfei	180	960	540	229	1,909
XU Long	180	950	540	232	1,902
Independent non-executive directors					
LO Ka Shui	505	–	–	–	505
WONG Kwong Shing, Frank	440	–	–	–	440
CHENG Mo Chi, Moses	440	–	–	–	440
Non-executive director					
Nicholas Jonathan READ (resigned with effect from 22 September 2010)	131	–	–	–	131
	3,139	8,903	5,040	2,163	19,245

10 INDIVIDUALS WITH HIGHEST EMOLUMENTS

For the years ended 31 December 2010 and 2011, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

11 TAXATION

(a) Taxation in the consolidated statement of comprehensive income represents:

	2011 RMB million	2010 RMB million
Current tax		
Provision for Hong Kong profits tax on the estimated assessable profits for the year	112	123
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	41,693	39,726
	41,805	39,849
Deferred tax		
Origination and reversal of temporary differences *(note 21)*	(1,202)	(802)
	40,603	39,047

(i) The provision for Hong Kong profits tax is calculated at 16.5% (2010: 16.5%) of the estimated assessable profits for the year ended 31 December 2011.

(ii) The provision for the PRC enterprise income tax is based on the statutory rate of 25% of the taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2011, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, for which the applicable preferential tax rate were 22%, 24% and 25% for 2010, 2011 and 2012 onwards, respectively. Deferred taxes are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

11 TAXATION (Continued)

(b) Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2011 *RMB million*	2010 *RMB million*
Profit before taxation	166,582	159,071
Notional tax on profit before tax, calculated at the PRC's statutory tax rate of 25% *(note)*	41,645	39,768
Tax effect of non-taxable items		
– Share of profit of associates	(1,076)	(139)
– Interest income	(8)	(3)
Tax effect of non-deductible expenses on the PRC operations	736	562
Tax effect of non-deductible expenses on Hong Kong operations	66	111
Rate differential of certain PRC operations	(198)	(561)
Rate differential on Hong Kong operations	(16)	1
Tax credit on purchase of domestic telecommunications equipment	(171)	(352)
Others	(375)	(340)
Taxation	40,603	39,047

Note: The PRC's statutory tax rate is adopted as the majority of the Group's operations are subject to this rate.

11 TAXATION (Continued)

(c) Current taxation in the consolidated balance sheet represents:

	2011 RMB million	2010 RMB million
Provision for the PRC enterprise income tax for the year	41,693	39,726
Provision for Hong Kong profits tax for the year	112	123
Balance of the PRC enterprise income tax recoverable relating to prior year	(135)	(17)
The PRC enterprise income tax paid for the year	(30,830)	(30,730)
Hong Kong profits tax paid for the year	(70)	(59)
Balance as at 31 December	10,770	9,043
Add: Tax recoverable	91	135
Tax payable	10,861	9,178

12 PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company includes a loss of RMB313,000,000 (2010: loss of RMB550,000,000) which has been dealt with in the financial statements of the Company.

Reconciliation of the above amount to the Company's profit for the year:

	2011 RMB million	2010 RMB million
Amount of consolidated loss attributable to equity shareholders dealt with in the Company's financial statements	(313)	(550)
Dividends from subsidiaries attributable to the profits of the previous financial year, approved and paid during the year	68,762	50,613
Company's profit for the year *(note 36(a))*	68,449	50,063

Details of dividends paid and payable to equity shareholders of the Company are set out in note 36(b).

(Expressed in Renminbi unless otherwise indicated)

13 EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB125,870,000,000 (2010: RMB119,640,000,000) and the weighted average number of 20,068,193,892 shares (2010: 20,062,910,111 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2011 **Number of shares**	2010 *Number of shares*
Issued shares as at 1 January	**20,065,423,246**	20,060,853,651
Effect of share options exercised	**2,770,646**	2,056,460
Weighted average number of shares as at 31 December	**20,068,193,892**	20,062,910,111

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB125,870,000,000 (2010: RMB119,640,000,000) and the weighted average number of 20,315,252,412 shares (2010: 20,321,332,465 shares), calculated as follows:

Weighted average number of shares (diluted)

	2011 **Number of shares**	2010 *Number of shares*
Weighted average number of shares as at 31 December	**20,068,193,892**	20,062,910,111
Effect of deemed issue of shares under the Company's share option scheme for nil consideration	**247,058,520**	258,422,354
Weighted average number of shares (diluted) as at 31 December	**20,315,252,412**	20,321,332,465

14 PROPERTY, PLANT AND EQUIPMENT

(a) The Group

	Buildings RMB million	Telecommunications transceivers, switching centers, transmission and other network equipment RMB million	Office equipment, furniture and fixtures and others RMB million	Total RMB million
Cost:				
As at 1 January 2010	73,506	612,012	24,749	710,267
Additions	571	1,231	1,071	2,873
Transferred from construction in progress	11,742	95,876	3,756	111,374
Disposals	(2)	(43)	(37)	(82)
Assets written-off	(254)	(19,294)	(1,596)	(21,144)
Exchange differences	(1)	(80)	(3)	(84)
As at 31 December 2010	85,562	689,702	27,940	803,204
As at 1 January 2011	85,562	689,702	27,940	803,204
Additions from an acquisition of a subsidiary	–	–	8	8
Additions	787	1,427	1,273	3,487
Transferred from construction in progress	10,176	111,203	1,112	122,491
Reclassification	–	10,915	(10,915)	–
Disposals	–	(398)	(22)	(420)
Assets written-off	(242)	(53,198)	(1,121)	(54,561)
Exchange differences	(1)	(115)	(5)	(121)
As at 31 December 2011	96,282	759,536	18,270	874,088
Accumulated depreciation:				
As at 1 January 2010	15,206	322,169	12,817	350,192
Charge for the year	4,345	78,225	3,660	86,230
Written back on disposals	–	(40)	(30)	(70)
Assets written-off	(236)	(16,666)	(1,479)	(18,381)
Exchange differences	–	(61)	(2)	(63)
As at 31 December 2010	19,315	383,627	14,966	417,908
As at 1 January 2011	19,315	383,627	14,966	417,908
Reclassification	–	5,422	(5,422)	–
Charge for the year	4,140	90,142	2,831	97,113
Written back on disposals	–	(284)	(10)	(294)
Assets written-off	(171)	(47,516)	(1,021)	(48,708)
Exchange differences	–	(93)	(3)	(96)
As at 31 December 2011	23,284	431,298	11,341	465,923
Net book value:				
As at 31 December 2011	72,998	328,238	6,929	408,165
As at 31 December 2010	66,247	306,075	12,974	385,296

14 PROPERTY, PLANT AND EQUIPMENT (Continued)

(a) The Group (Continued)

Write-off of property, plant and equipment represents the retirement of individual network assets due to obsolescence or damages. Such assets have been disconnected from existing network, abandoned and demolished. Total net book value of the write-off of such assets was RMB5,853,000,000 in 2011 (2010: RMB2,763,000,000). These assets were disposed at scrap value.

During the year, as a result of a review on the assets categorization, certain types of equipment were re-categorized from office equipment to other network equipment, with no change of estimated useful life.

(b) The Company

	Office equipment, furniture and fixtures and others *RMB million*
Cost:	
As at 1 January 2010	17
Additions	–
As at 31 December 2010	17
As at 1 January 2011	**17**
Additions	**1**
Disposals	**(1)**
As at 31 December 2011	**17**
Accumulated depreciation:	
As at 1 January 2010	13
Charge for the year	1
As at 31 December 2010	14
As at 1 January 2011	**14**
Charge for the year	**1**
Disposals	**(1)**
As at 31 December 2011	**14**
Net book value:	
As at 31 December 2011	**3**
As at 31 December 2010	3

14 PROPERTY, PLANT AND EQUIPMENT (Continued)

(c) The analysis of net book value of buildings is as follows:

	The Group	
	As at 31 December 2011 *RMB million*	As at 31 December 2010 *RMB million*
Hong Kong		
Long-term leases	**3**	3
Medium-term leases	**12**	13
	15	16
Mainland China		
Long-term leases	**3,859**	3,567
Medium-term leases	**66,269**	60,247
Short-term leases	**2,855**	2,417
	72,983	66,231
	72,998	66,247

15 CONSTRUCTION IN PROGRESS

	The Group	
	2011 *RMB million*	2010 *RMB million*
Balance as at 1 January	**54,868**	46,094
Additions	**123,858**	120,148
Transferred to property, plant and equipment	**(122,491)**	(111,374)
Balance as at 31 December	**56,235**	54,868

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed as at 31 December 2011.

16 GOODWILL

	The Group	
	2011	2010
	RMB million	*RMB million*
Cost and carrying amount:		
As at 1 January and 31 December	**36,894**	36,894

Impairment tests for goodwill

As set out in IAS/HKAS 36 Impairment of Assets, a cash-generating unit is the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets or groups of assets. For the purpose of impairment testing of goodwill, goodwill is allocated to a group of cash-generating units (being subsidiaries acquired in each acquisition). Such group of cash-generating units represent the lowest level within the Group for which the goodwill is monitored for internal management purposes.

The recoverable amount of the cash-generating units is determined based on value-in-use, which is calculated by using the discounted cash flow method. This method considers the cash flows of the subsidiaries (cash-generating units) for the five years ending 31 December 2016 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5% for the operation in Hong Kong and 1% for operations in Mainland China to perpetuity are used which comply with general expectations for the business. The present value of cash flows is calculated by discounting the cash flow by pre-tax interest rate of approximately 10% (2010: 10%). Management performed impairment tests for the goodwill and determined that goodwill was not impaired.

17 OTHER INTANGIBLE ASSETS

	The Group			
	Brand name *RMB million*	Customer base *RMB million*	License and others *RMB million*	Total *RMB million*
Cost:				
As at 1 January 2010	184	516	901	1,601
Additions	–	–	162	162
Exchange differences	–	–	(23)	(23)
As at 31 December 2010	184	516	1,040	1,740
As at 1 January 2011	**184**	**516**	**1,040**	**1,740**
Additions	**–**	**–**	**85**	**85**
Exchange differences	**–**	**–**	**(39)**	**(39)**
As at 31 December 2011	**184**	**516**	**1,086**	**1,786**
Accumulated amortization:				
As at 1 January 2010	–	516	358	874
Amortization for the year	–	–	62	62
Exchange differences	–	–	(9)	(9)
As at 31 December 2010	–	516	411	927
As at 1 January 2011	**–**	**516**	**411**	**927**
Amortization for the year	**–**	**–**	**54**	**54**
Exchange differences	**–**	**–**	**(13)**	**(13)**
As at 31 December 2011	**–**	**516**	**452**	**968**
Net book value:				
As at 31 December 2011	**184**	**–**	**634**	**818**
As at 31 December 2010	184	–	629	813

The amortization charge for the year is included in "other operating expenses" in the consolidated statement of the comprehensive income.

18 INVESTMENTS IN SUBSIDIARIES

	The Company	
	As at 31 December 2011 *RMB million*	As at 31 December 2010 *RMB million*
Unlisted equity, at cost	**471,810**	471,810
Equity share-based payment in subsidiaries	**4,972**	4,972
	476,782	476,782

In accordance with IFRS/HKFRS 2 Share-based Payment, share-based payment transactions in which an entity receives services from its employees as consideration for equity instruments of the entity are accounted for as equity-settled transactions (see note 1(u)(ii)). The Company has recognized the grant of equity instruments to its subsidiaries' employees amounting to RMB4,972,000,000 (2010: RMB4,972,000,000) as capital contributions to its subsidiaries.

Amounts due from subsidiaries under current assets are unsecured, interest free, repayable on demand and arose in the ordinary course of business. As at 31 December 2011, amount due to a subsidiary under non-current liabilities represented an amount due to China Mobile Group Guangdong Co., Ltd. ("Guangdong Mobile") in relation to the guaranteed bonds. The amount was unsecured and interest free (see note 31(a)).

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
Guangdong Mobile*	PRC	RMB5,594,840,700	–	100%	Mobile telecommunications operator
China Mobile Group Zhejiang Co., Ltd.*	PRC	RMB2,117,790,000	–	100%	Mobile telecommunications operator
Jiangsu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Jiangsu Co., Ltd.*	PRC	RMB2,800,000,000	–	100%	Mobile telecommunications operator
Fujian Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Fujian Co., Ltd.*	PRC	RMB5,247,480,000	–	100%	Mobile telecommunications operator

(Expressed in Renminbi unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
Henan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Henan Co., Ltd.*	PRC	RMB4,367,733,641	–	100%	Mobile telecommunications operator
Hainan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Hainan Co., Ltd.*	PRC	RMB643,000,000	–	100%	Mobile telecommunications operator
Beijing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Beijing Co., Ltd.*	PRC	RMB6,124,696,053	–	100%	Mobile telecommunications operator
Shanghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Shanghai Co., Ltd.*	PRC	RMB6,038,667,706	–	100%	Mobile telecommunications operator
Tianjin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Tianjin Co., Ltd.*	PRC	RMB2,151,035,483	–	100%	Mobile telecommunications operator
Hebei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Hebei Co., Ltd.*	PRC	RMB4,314,668,600	–	100%	Mobile telecommunications operator
Liaoning Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Liaoning Co., Ltd.*	PRC	RMB5,140,126,680	–	100%	Mobile telecommunications operator
Shandong Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company

(Expressed in Renminbi unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
China Mobile Group Shandong Co., Ltd.*	PRC	RMB6,341,851,146	–	100%	Mobile telecommunications operator
Guangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Guangxi Co., Ltd.*	PRC	RMB2,340,750,100	–	100%	Mobile telecommunications operator
Anhui Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Anhui Co., Ltd.*	PRC	RMB4,099,495,494	–	100%	Mobile telecommunications operator
Jiangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Jiangxi Co., Ltd.*	PRC	RMB2,932,824,234	–	100%	Mobile telecommunications operator
Chongqing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Chongqing Co., Ltd.*	PRC	RMB3,029,645,401	–	100%	Mobile telecommunications operator
Sichuan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Sichuan Co., Ltd.*	PRC	RMB7,483,625,572	–	100%	Mobile telecommunications operator
Hubei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Hubei Co., Ltd.*	PRC	RMB3,961,279,556	–	100%	Mobile telecommunications operator
Hunan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company

(Expressed in Renminbi unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
China Mobile Group Hunan Co., Ltd.*	PRC	RMB4,015,668,593	–	100%	Mobile telecommunications operator
Shaanxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Shaanxi Co., Ltd.*	PRC	RMB3,171,267,431	–	100%	Mobile telecommunications operator
Shanxi Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Shanxi Co., Ltd.*	PRC	RMB2,773,448,313	–	100%	Mobile telecommunications operator
Neimenggu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Neimenggu Co., Ltd.*	PRC	RMB2,862,621,870	–	100%	Mobile telecommunications operator
Jilin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Jilin Co., Ltd.*	PRC	RMB3,277,579,314	–	100%	Mobile telecommunications operator
Heilongjiang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Heilongjiang Co., Ltd.*	PRC	RMB4,500,508,035	–	100%	Mobile telecommunications operator
Guizhou Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Guizhou Co., Ltd.*	PRC	RMB2,541,981,749	–	100%	Mobile telecommunications operator
Yunnan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company

(Expressed in Renminbi unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
China Mobile Group Yunnan Co., Ltd.*	PRC	RMB4,137,130,733	–	100%	Mobile telecommunications operator
Xizang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Xizang Co., Ltd.*	PRC	RMB848,643,686	–	100%	Mobile telecommunications operator
Gansu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Gansu Co., Ltd.*	PRC	RMB1,702,599,589	–	100%	Mobile telecommunications operator
Qinghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Qinghai Co., Ltd.*	PRC	RMB902,564,911	–	100%	Mobile telecommunications operator
Ningxia Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Ningxia Co., Ltd.*	PRC	RMB740,447,232	–	100%	Mobile telecommunications operator
Xinjiang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Xinjiang Co., Ltd.*	PRC	RMB2,581,599,600	–	100%	Mobile telecommunications operator
Beijing P&T Consulting & Design Institute (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Design Institute Co., Ltd.*	PRC	RMB160,232,500	–	100%	Provision of telecommunications network planning design and consulting services

(Expressed in Renminbi unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Communication Co., Ltd.***	PRC	RMB1,641,848,326	–	100%	Network and business coordination center
China Mobile Holding Company Limited***	PRC	US$30,000,000	100%	–	Investment holding company
China Mobile (Shenzhen) Limited***	PRC	US$7,633,000	–	100%	Provision of roaming clearance services
Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	–	Investment holding company
Aspire (BVI) Limited#	BVI	US$1,000	–	100%	Investment holding company
Aspire Technologies (Shenzhen) Limited****#	PRC	US$10,000,000	–	100%	Technology platform development and maintenance
Aspire Information Network (Shenzhen) Limited****#	PRC	US$5,000,000	–	100%	Provision of mobile data solutions, system integration and development
Aspire Information Technologies (Beijing) Limited****#	PRC	US$5,000,000	–	100%	Technology platform development and maintenance
Fujian FUNO Mobile Communication Technology Company Limited**	PRC	US$3,800,000	–	51%	Network planning and optimizing construction testing and supervising, technology support, development and training of Nokia GSM900/1800 Mobile Communication System

(Expressed in Renminbi unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
Advanced Roaming & Clearing House Limited	BVI	US$2	100%	–	Provision of roaming clearance services
Fit Best Limited	BVI	US$1	100%	–	Investment holding company
China Mobile Hong Kong Company Limited ("CMHK")	Hong Kong	HK$356,947,689	–	100%	Provision of mobile telecommunications and related services
China Mobile International Holdings Limited	Hong Kong	1 share at HK$1	100%	–	Investment holding company
China Mobile International Limited	Hong Kong	1 share at HK$1	–	100%	Provision of voice and roaming clearance services, internet services and value-added services
China Mobile Group Terminal Co., Ltd (formerly "China Topssion Communication Co., Ltd.") *(Note 1)*	PRC	RMB6,200,000,000	–	99.97%	Provision of electronic communication products design and selling

* *The Group underwent an intra-group restructuring in 2011 in order to improve the management and operational efficiency. Pursuant to the restructuring plan, the Company or the immediate holding BVI company of provincial operating company transferred its 100% of equity interests of the provincial operating company to China Mobile Communication Co., Ltd., a wholly owned subsidiary of the Company. As at 31 December 2011, the restructuring was completed. Those immediate holding BVI companies are now in the process of liquidation.*

** *Company registered as a sino-foreign equity joint venture in the PRC.*

*** *Companies registered as wholly-foreign owned enterprises in the PRC.*

Effective interest held by the Group is 66.41%.

Note 1: *The Group acquired China Topssion Communication Co., Ltd. ("Topssion") from China Mobile Communications Corporation ("CMCC"), the ultimate holding company, and other third parties for a total consideration of RMB237,070,000. Topssion is primarily engaged in the business of sales of mobile handsets and other communication devices.*

19 INTEREST IN ASSOCIATES

	The Group	
	As at 31 December 2011 *RMB million*	As at 31 December 2010 *RMB million*
Share of net assets of associates	43,794	40,175

Details of the associates are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by a subsidiary	Principal activity
Non-listed company			
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services
Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services
Listed company			
Shanghai Pudong Development Bank Co., Ltd. ("SPD Bank")	PRC	20%	Provision of banking services

All the above investments in associates are owned by Guangdong Mobile, the Company's wholly-owned subsidiary.

The carrying amounts of Group's share of net assets of China Motion United Telecom Limited and Shenzhen China Motion Telecom United Limited were nil. These two entities were in a net liability position based on their latest management accounts as at 31 December 2010 and 2011.

As at 31 December 2011, the interests in associates include the investment in SPD Bank, which is a listed company on The Shanghai Stock Exchange, the PRC. In 2010, the Company, through Guangdong Mobile, acquired 20% of the total issued share capital in SPD Bank for a total consideration and direct costs of RMB39,617,000,000. The acquisition was completed in October 2010.

Up to the date of these financial statements released, SPD Bank has not yet announced its audited annual results for the year ended 31 December 2011. The Group has recognized its share of SPD Bank's comprehensive income for the year ended 31 December 2011 based on the unaudited financial information which was publicly released by SPD Bank.

19 INTEREST IN ASSOCIATES (Continued)

Summary financial information on SPD Bank:

	Total assets *RMB million*	Total liabilities *RMB million*	Revenue *RMB million*	Profit after tax *RMB million*
2011				
100%	2,690,300	2,540,700	67,497	27,236
Group's effective interest (20%)	538,060	508,140	13,499	5,447

The fair value of the interest in SPD Bank is disclosed in Note 38(e). The management has determined that there was no impairment of the Group's interest in SPD Bank for the years ended 31 December 2010 and 31 December 2011.

20 INTEREST IN JOINTLY CONTROLLED ENTITY

	The Group		The Company	
	As at 31 December 2011 ***RMB million***	As at 31 December 2010 *RMB million*	**As at 31 December 2011** ***RMB million***	As at 31 December 2010 *RMB million*
Unlisted shares, at cost	–	–	34	34
Share of net assets	7	8	–	–
	7	8	34	34

Details of the Group's interest in the jointly controlled entity is as follows:

Name of jointly controlled entity	Place of incorporation and operation	Proportion of ownership interest held by the Group and the Company	Principal activity
JIL B.V.	The Netherlands	25%	Research and develop telecommunications technologies and application services

JIL B.V. was formed by the Company and two other shareholders in 2008, and commenced its operation in 2009. During 2009, a new investor became the fourth shareholder and the proportion of ownership interests held by the Group and the Company decreased from 33.33% to 25%. At the end of 2011, each of the four shareholders, including the Company, has contributed US$5,000,000 (equivalent to RMB34,000,000) to JIL B.V. in accordance with the shareholders agreement.

20 INTEREST IN JOINTLY CONTROLLED ENTITY (Continued)

JIL B.V. is considered a jointly controlled entity since the Company and other shareholders have the right to appoint an equal number of directors to the board of directors. The Company and the other shareholders share joint control over the major economic activities of JIL B.V..

As at and for the year ended 31 December 2011, the Group's share of the JIL B.V.'s current assets, non-current assets, current liabilities, net assets and loss for the year of JIL B.V. are RMB7,000,000 (2010: RMB19,000,000), RMB1,000,000 (2010: RMB1,000,000), RMB1,000,000 (2010: RMB12,000,000), RMB7,000,000 (2010: RMB8,000,000) and RMB1,000,000 (2010: RMB18,000,000), respectively.

21 DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets/(liabilities) recognized in the consolidated balance sheet and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognized and the movements during 2011

	As at 1 January 2011 *RMB million*	Acquisition of a subsidiary *RMB million*	Credited/ (charged) to profit or loss *RMB million*	Exchange differences *RMB million*	As at 31 December 2011 *RMB million*
Deferred tax assets arising from:					
Provision for obsolete inventories	12	5	8	–	25
Write-off of certain network equipment and related assets	1,235	–	147	–	1,382
Provision for certain operating expenses	5,147	3	560	–	5,710
Deferred revenue from customer point reward program	2,114	–	531	–	2,645
Impairment loss for doubtful accounts	1,212	4	(65)	–	1,151
	9,720	12	1,181	–	10,913
Deferred tax liabilities arising from:					
Capitalized interest	(4)	–	3	–	(1)
Depreciation allowance in excess of related depreciation	(35)	–	18	1	(16)
	(39)	–	21	1	(17)
Total	9,681	12	1,202	1	10,896

21 DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Deferred tax assets and liabilities recognized and the movements during 2010

	As at 1 January 2010 *RMB million*	Credited/ (charged) to profit or loss *RMB million*	Exchange differences *RMB million*	As at 31 December 2010 *RMB million*
Deferred tax assets arising from:				
Provision for obsolete inventories	6	6	–	12
Write-off of certain network equipment and related assets	1,515	(280)	–	1,235
Provision for certain operating expenses	3,935	1,212	–	5,147
Deferred revenue from customer point reward program	1,520	594	–	2,114
Impairment loss for doubtful accounts	1,963	(751)	–	1,212
	8,939	781	–	9,720
Deferred tax liabilities arising from:				
Capitalized interest	(7)	3	–	(4)
Depreciation allowance in excess of related depreciation	(54)	18	1	(35)
	(61)	21	1	(39)
Total	8,878	802	1	9,681

	The Group	
	As at 31 December 2011 ***RMB million***	As at 31 December 2010 *RMB million*
Deferred tax assets recognized in the consolidated balance sheet	**10,913**	9,720
Deferred tax liabilities recognized in the consolidated balance sheet	**(17)**	(39)
Balance as at 31 December	**10,896**	9,681

22 PLEDGED BANK DEPOSITS

The pledged deposit classified in non-current assets of HK$150,000,000 (equivalent to RMB122,000,000) matures in 2014 and is related to a performance bond issued by a bank in favour of the Telecommunications Authority of Hong Kong in order to secure CMHK's due performance of network coverage for the application of the next generation mobile services technology license.

Other pledged deposit classified in current assets of HK$40,000,000 (equivalent to RMB32,000,000) matures in 2012 and is related to a performance bond issued by a bank in favor of the Telecommunications Authority of Hong Kong in order to secure CMHK's due performance of network coverage for the application of Mobile TV license.

23 OTHER FINANCIAL ASSETS

	The Group	
	As at 31 December 2011 ***RMB million***	As at 31 December 2010 *RMB million*
Investment in unlisted equity securities in the PRC, at cost	**127**	127

24 INVENTORIES

Inventories primarily comprise SIM cards, terminals and other consumables.

	The Group	
	As at 31 December 2011 ***RMB million***	As at 31 December 2010 *RMB million*
SIM cards and terminals	**5,445**	2,144
Other consumables	**2,499**	2,105
	7,944	4,249

25 ACCOUNTS RECEIVABLE

(a) Aging analysis

Aging analysis of accounts receivable, net of allowance for impairment loss for doubtful accounts is as follows:

	The Group	
	As at 31 December 2011 ***RMB million***	As at 31 December 2010 *RMB million*
Within 30 days	**5,979**	5,295
31–60 days	**1,447**	1,317
61–90 days	**732**	639
Over 90 days	**1,007**	381
	9,165	7,632

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be used. The increase of accounts receivable over 90 days is mainly due to receivables arising from overseas telecommunications operators within normal settlement period.

Accounts receivable are expected to be recovered within one year.

(b) Impairment of accounts receivable

Impairment loss in respect of accounts receivable is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

The following table summarizes the changes in impairment loss of doubtful accounts:

	The Group	
	2011 ***RMB million***	2010 *RMB million*
Balance as at 1 January	**4,851**	6,095
Impairment loss recognized	**3,683**	4,005
Accounts receivable written off	**(4,133)**	(5,248)
Exchange differences	**(1)**	(1)
Balance as at 31 December	**4,400**	4,851

25 ACCOUNTS RECEIVABLE (Continued)

(c) Accounts receivable that are not impaired

Accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	The Group	
	As at 31 December 2011 ***RMB million***	As at 31 December 2010 *RMB million*
Neither past due nor impaired	**8,672**	6,869
Less than 1 month past due	**493**	763
	9,165	7,632

Receivables that were neither past due nor impaired relate to a wide range of customers for which there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

26 OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables primarily comprise interest receivable from banks, utilities deposits, rental deposits and trust loan receivables, which are expected to be recovered within one year except for utilities deposits and rental deposits.

Trust loan receivables represent loans to other PRC state-owned entities arranged through a bank, bearing initial interest rate at 5.10% – 6.56% per annum, which will be adjusted in line with the increase of benchmark loan interest rate published by the People's Bank of China ("PBOC"), and are recoverable within one year.

Prepayments and other current assets primarily consist of rental prepayment.

27 AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY AND AMOUNT DUE TO IMMEDIATE HOLDING COMPANY

Amounts due from/to ultimate holding company are unsecured, interest free, repayable on demand and arose in the ordinary course of business.

Amount due to immediate holding company represents interest payable on the deferred consideration payable (see note 31(b)), which is expected to be settled within one year.

28 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	As at 31 December 2011 ***RMB million***	As at 31 December 2010 *RMB million*	**As at 31 December 2011** ***RMB million***	As at 31 December 2010 *RMB million*
Deposits with banks within three months of original maturity	**23,618**	6,043	**894**	2,251
Cash at banks and in hand	**62,641**	81,500	**25**	8
	86,259	87,543	**919**	2,259

29 ACCOUNTS PAYABLE

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	The Group	
	As at 31 December 2011 ***RMB million***	As at 31 December 2010 *RMB million*
Due within 1 month or on demand	**95,744**	88,525
Due after 1 month but within 3 months	**6,984**	9,888
Due after 3 months but within 6 months	**5,237**	5,519
Due after 6 months but within 9 months	**3,736**	3,337
Due after 9 months but within 12 months	**4,565**	4,377
	116,266	111,646

All of the accounts payable are expected to be settled within one year or are repayable on demand.

30 DEFERRED REVENUE

Deferred revenue primarily includes prepaid service fees received from customers, unredeemed point rewards, and deferred tax credit on purchase of domestic telecommunications equipment.

	The Group	
	2011	2010
	RMB million	*RMB million*
Balance as at 1 January	**43,737**	35,890
– Current portion	**43,489**	35,573
– Non-current portion	**248**	317
Additions during the year	**240,342**	241,927
Recognized in the statement of comprehensive income	**(232,060)**	(234,076)
Exchange differences	**(5)**	(4)
Balance as at 31 December	**52,014**	43,737
Less: Current portion	**(51,753)**	(43,489)
Non-current portion	**261**	248

31 INTEREST-BEARING BORROWINGS

(a) The Group

		As at 31 December 2011			As at 31 December 2010		
		Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
	Note	*RMB million*	*RMB million*	*RMB million*	*RMB million*	*RMB million*	*RMB million*
Bonds	*(i)*	–	4,984	4,984	4,981	4,982	9,963
Deferred consideration payable	*(ii)*	–	23,633	23,633	–	23,633	23,633
		–	28,617	28,617	4,981	28,615	33,596

All of the above interest-bearing borrowings are unsecured, and the non-current portion is not expected to be settled within one year.

(i) As at 31 December 2011, the bonds represent the balance of fifteen-year guaranteed bonds ("Fifteen-year Bonds") issued by Guangdong Mobile, with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4.5% per annum and payable annually. The bonds, redeemable at 100% of the principal amount, will mature on 28 October 2017. The ten-year guaranteed bonds with a principal amount of RMB5,000,000,000 issued by Guangdong Mobile on 18 June 2001, was fully repaid in June 2011.

The Company has issued a joint and irrevocable guarantee (the "Guarantee") for the performance of the Fifteen-year Bonds. CMCC, the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

31 INTEREST-BEARING BORROWINGS (Continued)

(a) The Group (Continued)

(ii) As at 31 December 2011, the deferred consideration payable represents the balance of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively. The balances are due on 1 July 2017 and 1 July 2019, respectively.

The deferred consideration payable is unsecured and bears interest at the rate of two-year US dollar LIBOR swap rate per annum (for the year ended 31 December 2011 and 2010: 1.123% to 1.238% per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the maturity date without penalty.

(b) The Company

	As at 31 December 2011 ***RMB million***	As at 31 December 2010 *RMB million*
Deferred consideration payable	**23,633**	23,633

32 ACCRUED EXPENSES AND OTHER PAYABLES

	The Group	
	As at 31 December 2011 ***RMB million***	As at 31 December 2010 *RMB million*
Receipts-in-advance	**56,015**	49,571
Other payables	**12,125**	13,489
Accrued salaries, wages and benefits	**5,376**	4,797
Accrued expense	**18,846**	17,859
	92,362	85,716

33 OBLIGATIONS UNDER FINANCE LEASES

The Group's obligations under finance leases as at 31 December are as follows:

	As at 31 December 2011			As at 31 December 2010		
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	RMB million	*RMB million*	*RMB million*	*RMB million*	*RMB million*	*RMB million*
Within 1 year	68	3	71	68	3	71

34 EMPLOYEE RETIREMENT BENEFITS

(a) As stipulated by the regulations of Mainland China, the subsidiaries in Mainland China participate in basic defined contribution pension plans organized by their respective municipal governments under which they are governed.

Employees in Mainland China are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions, which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

Other than the above, certain Company's subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs or in accordance with the terms of the plans.

(b) The Group also participates in the Mandatory Provident Fund Scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance with respect to employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately.

35 EQUITY SETTLED SHARE-BASED TRANSACTIONS

Pursuant to a resolution passed at the Annual General Meeting held on 24 June 2002, the current share option scheme (the "Current Scheme") was adopted.

Under the Current Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors and non-executive directors of the Company, any of its holding companies and any of their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds an equity interest, to receive options to subscribe for shares of the Company. The consideration payable for the grant of option under the Current Scheme is HK$1.00.

The maximum aggregate number of shares which can be subscribed for pursuant to options that are or may be granted under the above scheme equals to 10% of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Current Scheme will not be counted for the purpose of calculating this 10% limit.

The Stock Exchange of Hong Kong Limited (the "HKEx") requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the HKEx on the date on which the option was granted and the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share;

(ii) the closing price of the shares on the HKEx on the date on which the option was granted; and

(iii) the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

Under the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

(Expressed in Renminbi unless otherwise indicated)

35 EQUITY SETTLED SHARE-BASED TRANSACTIONS (Continued)

(a) The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of instruments 2011	2010	Vesting conditions	Contractual life of options
Options granted to directors				
– on 3 July 2002	**7,000**	7,000	50% two years from the date of grant, 50% five years from the date of grant	10 years
– on 28 October 2004	**744,175**	744,175	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 21 December 2004	**475,000**	475,000	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 8 November 2005	**4,885,500**	5,685,500	40% one year from the date of grant, 30% two years from the date of grant 30% three years from the date of grant	10 years
Options granted to other employees				
– on 3 July 2002	**25,361,299**	29,997,239	50% two years from the date of grant, 50% five years from the date of grant	10 years
– on 28 October 2004	**117,742,235**	118,704,584	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 8 November 2005	**267,147,939**	267,391,975	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
Total share options	**416,363,148**	423,005,473		

(Expressed in Renminbi unless otherwise indicated)

35 EQUITY SETTLED SHARE-BASED TRANSACTIONS (Continued)

(b) The number and weighted average exercise prices of share options are as follows:

	The Group			
	2011		2010	
	Weighted average exercise price *HK$*	***Number of shares involved in the options***	Weighted average exercise price *HK$*	*Number of shares involved in the options*
As at 1 January	**30.59**	**423,005,473**	30.51	427,575,068
Exercised	**24.72**	**(6,642,325)**	23.26	(4,569,595)
As at 31 December	**30.68**	**416,363,148**	30.59	423,005,473
Option vested as at 31 December	**30.68**	**416,363,148**	30.59	423,005,473

The weighted average share price at the date of exercise for shares options exercised during the year was HK$75.45 (2010: HK$79.63).

The options outstanding as at 31 December 2011 had exercise prices ranging from HK$22.75 to HK$34.87 (2010: HK$22.75 to HK$34.87) and a weighted average remaining contractual life of 3.4 years (2010: 4.3 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2010 and 2011.

36 CAPITAL, RESERVES AND DIVIDENDS

(a) Movements in components of equity

The reconciliation between the opening and closing balances of each component of the Group's consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company's individual components of equity between the beginning and the end of the year are set out below:

	Share capital RMB million	Share premium RMB million	Capital reserve RMB million	General reserve RMB million	Exchange reserve RMB million	Retained profits RMB million	Total RMB million
As at 1 January 2010	2,139	386,375	3,693	72	(813)	98,684	490,150
Changes in equity for 2010:							
Profit for the year	–	–	–	–	–	50,063	50,063
Other comprehensive income	–	–	–	–	(54)	–	(54)
Total comprehensive income	–	–	–	–	(54)	50,063	50,009
Dividends approved in respect of previous year *(note36(b)(ii))*	–	–	–	–	–	(25,651)	(25,651)
Dividends declared in respect of current year *(note 36(b)(i))*	–	–	–	–	–	(24,550)	(24,550)
Shares issued under share option scheme	–	101	(8)	–	–	–	93
As at 31 December 2010	2,139	386,476	3,685	72	(867)	98,546	490,051
As at 1 January 2011	**2,139**	**386,476**	**3,685**	**72**	**(867)**	**98,546**	**490,051**
Changes in equity for 2011:							
Profit for the year	**–**	**–**	**–**	**–**	**–**	**68,449**	**68,449**
Other comprehensive income	**–**	**–**	**–**	**–**	**(186)**	**–**	**(186)**
Total comprehensive income	**–**	**–**	**–**	**–**	**(186)**	**68,449**	**68,263**
Dividends approved in respect of previous year *(note36(b)(ii))*	**–**	**–**	**–**	**–**	**–**	**(26,718)**	**(26,718)**
Dividends declared in respect of current year *(note 36(b)(i))*	**–**	**–**	**–**	**–**	**–**	**(25,857)**	**(25,857)**
Shares issued under share option scheme *(note 36(c)(ii))*	**1**	**153**	**(18)**	**–**	**–**	**–**	**136**
As at 31 December 2011	**2,140**	**386,629**	**3,667**	**72**	**(1,053)**	**114,420**	**505,875**

As at 31 December 2011, the amount of distributable reserves of the Company amounted to RMB114,492,000,000 (2010: RMB98,618,000,000).

36 CAPITAL, RESERVES AND DIVIDENDS (Continued)

(b) Dividends

(i) Dividends attributable to the year:

	2011 RMB million	2010 RMB million
Ordinary interim dividend declared and paid of HK$1.580 (equivalent to approximately RMB1.314) (2010: HK$1.417 (equivalent to approximately RMB1.236)) per share	25,857	24,550
Ordinary final dividend proposed after the balance sheet date of HK$1.747 (equivalent to approximately RMB1.416) (2010: HK$1.597 (equivalent to approximately RMB1.359)) per share	28,441	27,268
	54,298	51,818

The ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.81070, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 December 2011. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2011.

(ii) Dividends attributable to the previous financial year, approved and paid during the year:

	2011 RMB million	2010 RMB million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.597 (equivalent to approximately RMB1.359) (2010: HK$1.458 (equivalent to approximately RMB1.284)) per share	26,718	25,651

36 CAPITAL, RESERVES AND DIVIDENDS (Continued)

(c) Share capital

(i) Authorized and issued share capital

	2011 HK$ million	2010 HK$ million
Authorized:		
30,000,000,000 ordinary shares of HK$0.10 each	**3,000**	3,000

	2011 Number of shares	2011 HK$ million	2011 Equivalent RMB million	2010 Number of shares	2010 HK$ million	2010 Equivalent RMB million
Issued and fully paid:						
As at 1 January	**20,065,423,246**	**2,006**	**2,139**	20,060,853,651	2,006	2,139
Shares issued under share option scheme *(note 36(c)(ii))*	**6,642,325**	**1**	**1**	4,569,595	–	–
As at 31 December	**20,072,065,571**	**2,007**	**2,140**	20,065,423,246	2,006	2,139

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(ii) Shares issued under share option scheme

During 2011, options were exercised to subscribe for 6,642,325 ordinary shares in the Company at a consideration of HK$164,230,000 (equivalent to RMB135,967,000) of which HK$664,000 (equivalent to RMB550,000) was credited to share capital and the balance of HK$163,566,000 (equivalent to RMB135,417,000) was credited to the share premium account. RMB18,000,000 has been transferred from the capital reserve to the share premium account in accordance with policy set out in note 1(u)(ii).

(d) Nature and purpose of reserves

(i) Share premium

The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

(ii) Capital reserve

The capital reserve comprises the following:

- The fair value of unexercised share options granted to employees of the Group recognized in accordance with the accounting policy adopted for share-based payments in note 1(u)(ii); and

- RMB295,665,000,000 debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before 1 January 2001 against the capital reserve in previous years.

(Expressed in Renminbi unless otherwise indicated)

36 CAPITAL, RESERVES AND DIVIDENDS (Continued)

(d) Nature and purpose of reserves (Continued)

(iii) PRC statutory reserves

PRC statutory reserves mainly include statutory surplus reserve and discretionary surplus reserve. After the completion of the intra-group restructuring, as mentioned in note 18, all the provincial operating companies changed their legal registration from foreign investment enterprises to domestic enterprises.

In accordance with the Company Law of PRC, domestic enterprises in Mainland China are required to transfer 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC ("PRC GAAP"), to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. Moreover, upon a resolution made by the shareholders, a certain percentage of domestic enterprises' profit after taxation, as determined under PRC GAAP, is transferred to the discretionary surplus reserve. During the year, appropriations were made by each of the above subsidiaries to the statutory surplus reserve and discretionary surplus reserve each at 10% of their profit after taxation determined under PRC GAAP.

The statutory and discretionary surplus reserve can be used to reduce previous years' losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25% of the registered capital of the subsidiaries.

(iv) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 1(w).

(e) Capital management

The Group's primary objectives when managing capital are to maintain a reasonable capital structure and to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders. The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions. The Group monitors capital on the basis of total debt-to-book capitalization ratio. This ratio is calculated as total debts (including bills payable, obligations under finance leases, current and non-current interest-bearing borrowings as shown in the consolidated balance sheet) divided by book capitalization (refer to the total equity attributable to equity shareholders of the Company as shown in the consolidated balance sheet and total debts).

As at 31 December 2011, the Group's total debt-to-book capitalization ratio was 4.5% (2010: 5.6%).

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

37 RELATED PARTY TRANSACTIONS

(a) Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (the "CMCC Group"), for the year ended 31 December 2010 and 31 December 2011.

	Note	2011 RMB million	2010 RMB million
Telecommunications services revenue	*(i)*	**1,709**	859
Telecommunications services charges	*(i)*	**1,138**	2,037
Property leasing and management services charges	*(ii)*	**776**	951
Interest paid/payable	*(iii)*	**219**	431
Interconnection revenue	*(iv)*	**279**	319
Interconnection charges	*(iv)*	**446**	431
Network assets leasing revenue	*(iv)*	**47**	18
Network assets leasing charges	*(iv)*	**328**	94
TD network capacity leasing charges	*(v)*	**1,092**	578
Revenue derived from cooperation of telecommunications services	*(vi)*	**177**	37
Charges for cooperation of telecommunications services	*(vi)*	**1,154**	536

Notes:

(i) The amounts represent telecommunications services settlement received/receivable from or paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, telecommunications line maintenance services and installation and maintenance services in respect of transmission towers.

(ii) The amount represents the rental and property management fees paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.

(iii) The amount represents the interest paid/payable to China Mobile Hong Kong (BVI) Limited, the Company's immediate holding company, in respect of the balance of purchase consideration for acquisitions of subsidiaries.

(iv) The amounts represent settlement received/receivable from or paid/payable to China TieTong Telecommunications Corporation, a wholly-owned subsidiary of CMCC, in respect of interconnection settlement and network assets leasing revenue and charges.

(v) The amounts represent the leasing fees paid/payable to CMCC Group in respect of the leasing of TD-SCDMA network capacity. On 29 December 2008, the Company entered into a network capacity leasing agreement (the "Network Capacity Leasing Agreement") with CMCC for the provision of TD-SCDMA related services. The lease was effective from 1 January 2009 to 31 December 2009 and is automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. The Group is permitted to terminate the lease by giving 60 days advance written notice to CMCC. No penalty will be imposed in the event of a lease termination. Pursuant to the Network Capacity Leasing Agreement, the Group leases TD-SCDMA network capacity from CMCC and pays leasing fees to CMCC. The leasing fees are determined on a basis that reflects the actual usage of CMCC's TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. At the end of the lease term, there is no purchase option granted to the Group to purchase the network assets. The Group also does not bear any gains or losses in the fluctuation in the fair value of the leased network asset at the end of the lease term. The Group accounts for the TD-SCDMA network capacity lease as an operating lease.

(vi) The amounts represent the services fee received/receivable from or paid/payable to CMCC Group for providing customer development services and cooperation in the provision of basic and value added telecommunications services.

37 RELATED PARTY TRANSACTIONS (Continued)

(b) Amounts due from/to CMCC Group

Amounts due from/to CMCC Group are included in the following accounts captions summarized as follows:

	The Group	
	As at 31 December 2011 ***RMB million***	As at 31 December 2010 *RMB million*
Accounts receivable	**654**	410
Other receivables	**7**	24
Prepayment and other current assets	**5**	3
Accounts payable	**1,745**	1,783
Accrued expenses and other payables	**258**	263

(c) Transactions with associates

The Group also has entered into transactions with its associates, over which the Group can exercise significant influence. The major transactions entered into by the Group and the associates include the bank deposits placed at SPD Bank, the interest income received/receivable from SPD Bank, and the mobile telecommunications services provided to SPD Bank, which were carried out in the ordinary course of business.

	Note	**2011** ***RMB million***	2010 *RMB million*
Bank deposits		**17,320**	1,999
Interest income	*(i)*	**237**	9
Mobile telecommunications services fees	*(ii)*	**44**	29

Notes:

(i) Interest income represents interest earned from deposits placed at SPD Bank. The applicable interest rate is determined in accordance with the prevailing benchmark loan interest rate published by PBOC.

(ii) The amount represents the mobile telecommunications services fees received/receivable from SPD Bank.

37 RELATED PARTY TRANSACTIONS (Continued)

(d) Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organisation (collectively referred to as "government-related entities").

Apart from transactions with CMCC Group (note 37(a)) and associates (note 37(c)), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

- rendering and receiving telecommunications services, including interconnection revenue/charges
- purchasing of goods, including use of public utilities
- placing of bank deposits
- providing trust loans (note 26)

These transactions are conducted in the ordinary course of the Group's business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products in accordance with rules and regulations stipulated by related authorities of the PRC Government, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

38 FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group's business. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below:

(a) Credit risk and concentration risk

The Group's credit risk is primarily attributable to the financial assets in the balance sheet, which mainly include deposits with banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of the financial assets.

Substantially all the Group's cash and cash equivalents are deposited in financial institutions in Hong Kong and Mainland China. The credit risk on liquid funds is limited as the majority of counter parties are financial institutions with high credit ratings assigned by international credit-rating agencies and large state-controlled financial institutions.

The accounts receivable of the Group are primarily comprised of receivables due from customers and telecommunications operators. Accounts receivable from customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. Other receivables primarily comprise trust loan receivables, interest receivable from banks, utilities deposits and rental deposits. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties' financial position, the Group's past experience and other factors. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable.

Concentrations of credit risk with respect to accounts receivable are limited due to the Group's customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 25(c).

38 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

(b) Liquidity risk

Liquidity risk refers to that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments and capital expenditures.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group's and the Company's financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet) and the earliest date the Group and the Company would be required to repay:

The Group

	As at 31 December 2011					
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accounts payable	116,266	116,266	116,266	-	-	-
Bills payable	1,616	1,616	1,616	-	-	-
Accrued expenses and other payables	92,362	92,362	92,362	-	-	-
Amount due to ultimate holding company	285	285	285	-	-	-
Amount due to immediate holding company	33	33	33	-	-	-
Interest - bearing borrowings						
- Deferred consideration payable	23,633	24,563	204	257	257	23,845
- Bonds	4,984	6,310	225	450	450	5,185
Obligations under finance leases	68	71	71	-	-	-
	239,247	241,506	211,062	707	707	29,030

	As at 31 December 2010					
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accounts payable	111,646	111,646	111,646	-	-	-
Bills payable	502	502	502	-	-	-
Accrued expenses and other payables	85,716	85,716	85,716	-	-	-
Amount due to ultimate holding company	15	15	15	-	-	-
Amount due to immediate holding company	35	35	35	-	-	-
Interest - bearing borrowings						
- Deferred consideration payable	23,633	25,233	281	428	383	24,141
- Bonds	9,963	11,627	5,317	450	450	5,410
Obligations under finance leases	68	71	71	-	-	-
	231,578	234,845	203,583	878	833	29,551

38 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

(b) Liquidity risk (Continued)

The Company

	As at 31 December 2011					
	Carrying Amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accrued expenses and other payables	23	23	23	–	–	–
Amount due to a subsidiary	4,984	6,310	225	450	450	5,185
Amount due to immediate holding company	33	33	33	–	–	–
Interest-bearing borrowings	23,633	24,563	204	257	257	23,845
	28,673	30,929	485	707	707	29,030

	As at 31 December 2010					
	Carrying Amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accrued expenses and other payables	2,477	2,477	2,477	–	–	–
Amount due to a subsidiary	9,963	11,627	5,317	450	450	5,410
Amount due to immediate holding company	35	35	35	–	–	–
Interest-bearing borrowings	23,633	25,233	281	428	383	24,141
	36,108	39,372	8,110	878	833	29,551

38 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

(c) Interest rate risk

The Group has interest rate risk as certain existing interest-bearing borrowings are at variable rates and therefore expose the Group to cash flow interest rate risk. These borrowings mainly include deferred consideration payable for the acquisition of subsidiaries in 2002 and 2004. The interest rates and terms of repayment of the interest-bearing borrowings of the Group are disclosed in note 31.

The following table sets out the interest rate profile of the Group's floating interest bearing borrowings at the balance sheet date:

	The Group				The Company			
	2011		2010		2011		2010	
	Effective interest rate	*RMB million*	Effective interest rate	*RMB million*	Effective interest rate	*RMB million*	Effective interest rate	*RMB million*
Deferred consideration for acquisition of subsidiaries in 2002	1.12%	9,976	2.22%	9,976	1.12%	9,976	2.22%	9,976
Deferred consideration for acquisition of subsidiaries in 2004	1.24%	13,657	2.23%	13,657	1.24%	13,657	2.23%	13,657

As at 31 December 2011, if the two-year US dollar LIBOR swap rate interest rate per annum increases/decreases by 100 basis points, the effective interest rate for deferred consideration payable would increase/decrease by 100 basis points, and the profit for the year and total equity of the Group and of the Company would decrease/increase by RMB236,000,000 (2010: RMB236,000,000).

The sensitivity analysis above indicates the instantaneous change in the Group's profit after tax (and retained profits) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the balance sheet date and had been applied to those financial instruments held by the Group which expose the Group to interest rate risk at the balance sheet date. The assumption of increase or decrease of interest rate of the two-year US dollar LIBOR swap rate represents management's estimation of a reasonably possible change in interest rates over the period until the next interest rate re-pricing date.

As at 31 December 2011, total cash and bank balances of the Group amounted to RMB333,100,000,000 (2010: RMB292,508,000,000). The interest income for 2011 was RMB7,866,000,000 (2010: RMB5,657,000,000) and the average interest rate was 2.51% (2010: 2.03%). Assuming the total cash and bank balances are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB2,508,000,000 (2010: RMB2,203,000,000).

As at 31 December 2011, the balance of trust loan receivable of the Group amounted to RMB14,000,000,000 (2010: RMB2,700,000,000). The interest income for 2011 was RMB547,000,000 (2010: RMB722,000) and the average interest rate was 6.55% (2010: 4.82%). Assuming the total trust loan balances are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB105,000,000 (2010: RMB20,250,000).

38 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

(c) Interest rate risk (Continued)

On the whole, interest rate risk of the Group is expected to be low due to the high balance of cash and cash equivalent and low level of floating rate debts. The Group consistently monitors the current and potential fluctuation of interest rates to monitor the interest risk on a reasonable level.

During the year, the Group and the Company had not entered into any interest rate swap contracts.

(d) Foreign currency risk

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group's foreign currency represented 1.2% (2010: 1.4%) of the total cash and deposits with banks and predominantly all of the business operations of the Group are transacted in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group's financial position and result of operations.

During the year, the Group and the Company had not entered into any forward exchange contracts.

(e) Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 December except as follows:

	As at 31 December 2011		As at 31 December 2010	
	Carrying amount *RMB million*	Fair value *RMB million*	Carrying amount *RMB million*	Fair value *RMB million*
The Group				
Interest in associate	43,794	31,674	40,175	35,556
Interest-bearing borrowings – bonds	4,984	4,845	9,963	10,038

The fair value of investment in associate and bonds is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

39 COMMITMENTS

(a) Capital commitments

Capital commitments outstanding as at 31 December not provided for in the financial statements were as follows:

	The Group		The Company	
	2011 **RMB million**	2010 RMB million	**2011** **RMB million**	2010 RMB million
Commitments in respect of land and buildings				
– authorized and contracted for	**4,772**	4,469	**–**	–
– authorized but not contracted for	**34,089**	14,211	**–**	–
	38,861	18,680	**–**	–
Commitments in respect of telecommunications equipment				
– authorized and contracted for	**17,754**	17,669	**–**	–
– authorized but not contracted for	**85,108**	79,819	**–**	–
	102,862	97,488	**–**	–
Total commitments				
– authorized and contracted for	**22,526**	22,138	**–**	–
– authorized but not contracted for	**119,197**	94,030	**–**	–
	141,723	116,168	**–**	–

39 COMMITMENTS (Continued)

(b) Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as at 31 December are as follows:

	The Group				The Company
	Land and buildings *RMB million*	Leased lines *RMB million*	Others *RMB million*	Total *RMB million*	Land and buildings, and others *RMB million*
As at 31 December 2011:					
Within one year	6,090	1,718	838	8,646	5
After one year but within five years	12,993	2,368	560	15,921	–
After five years	4,050	574	92	4,716	–
	23,133	4,660	1,490	29,283	5
As at 31 December 2010:					
Within one year	5,100	1,121	730	6,951	7
After one year but within five years	10,250	1,335	687	12,272	4
After five years	3,652	360	150	4,162	–
	19,002	2,816	1,567	23,385	11

The Group leases certain land and buildings, leased lines, motor vehicles, and other equipment under operating leases. None of the leases include contingent rentals.

40 POST BALANCE SHEET EVENTS

After the balance sheet date the directors declared a final dividend for the year ended 31 December 2011. Further details are disclosed in note 36(b)(i).

41 COMPARATIVE FIGURES

Certain comparative figures have been adjusted to conform to current year's presentation.

42 ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company as at 31 December 2011 to be CMCC, a company incorporated in the PRC.

43 ACCOUNTING ESTIMATES AND JUDGEMENTS

Key sources of estimation uncertainty

Notes 16 and 38 contain information about the assumptions and their risk factors relating to goodwill impairment and financial instruments. Other key sources of estimation uncertainty are as follows:

Impairment loss for doubtful accounts

The Group assesses impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. The estimates are based on the aging of the accounts receivable and other receivables balances and the historical write-off experience, net of recoveries. If the financial condition of the customers were to deteriorate, additional impairment may be required.

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group's historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Amortization of other intangible assets

Amortization of other intangible assets is calculated to write off the cost of items of other intangible assets using the straight-line method over their estimated useful lives unless such lives are indefinite. The Group reviews the estimated useful lives of other intangible assets annually in order to determine the amount of amortization expense to be recorded during any reporting period. The useful lives are based on the estimate period over which future economic benefits will be received by the Group and take into account any unexpected adverse changes in circumstances or events. The amortization expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment of property, plant and equipment, goodwill and other intangible assets

The Group's property, plant and equipment comprise a significant portion of the Group's total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment and other intangible assets subject to amortization, are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

The recoverable amount of an asset is the greater of its net selling price and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in impairment charge or reversal of impairment in future periods.

(Expressed in Renminbi unless otherwise indicated)

44 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2011

Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments and new standards which are not yet effective for the accounting period ended 31 December 2011 and which have not been adopted in these financial statements.

Of these developments, the following relate to matters that may be relevant to the Group's operations and financial statements:

	Effective for accounting periods beginning on or after
Amendments to IFRS/HKFRS 7, *Financial Instruments Disclosures: transfers of financial assets*	1 July 2011
Amendments to IAS/HKAS 12, *Income Taxes – Deferred tax: recovery of underlying assets*	1 January 2012
Amendments to IAS 1, *Presentation of Financial Statements*	1 July 2012
IFRS/HKFRS 10, *Consolidated Financial Statements*	1 January 2013
IFRS/HKFRS 11, *Joint Arrangements*	1 January 2013
IFRS/HKFRS 12, *Disclosure of Interests in Other Entities*	1 January 2013
IFRS/HKFRS 13, *Fair Value Measurement*	1 January 2013
IAS/HKAS 27, *Separate Financial Statements*	1 January 2013
IAS/HKAS 28, *Investments in Associates and Joint Ventures*	1 January 2013
Revised IAS/HKAS 19, *Employee benefits*	1 January 2013
IFRS/HKFRS 9, *Financial Instruments*	1 January 2015

The Group is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far the Group has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group's results of operations and financial position.

Financial Summary

(Expressed in Renminbi)

RESULTS

	2011 *RMB million*	2010 *RMB million*	2009 *RMB million*	2008 *RMB million*	2007 *RMB million*
Operating revenue					
Voice services *(Note 2)*	364,189	343,985	327,283	302,330	270,167
Data services *(Note 2)*	139,330	120,768	106,105	91,091	71,956
Others *(Note 2)*	24,480	20,478	18,715	18,389	15,354
	527,999	485,231	452,103	411,810	357,477
Operating expenses					
Leased lines	5,188	3,897	3,006	2,641	2,330
Interconnection	23,533	21,886	21,847	22,264	21,500
Depreciation	97,113	86,230	80,179	71,509	67,354
Personnel	28,672	24,524	21,480	19,960	18,277
Selling expenses *(Note 2)*	96,830	90,590	80,043	66,573	56,868
Other operating expenses *(Note 2)*	125,364	107,350	98,540	86,468	67,435
	376,700	334,477	305,095	269,415	233,764
Profit from operations	151,299	150,754	147,008	142,395	123,713
Other net income	2,559	2,336	1,780	2,159	2,323
Non-operating net income	571	685	359	517	657
Interest income	8,413	5,658	5,940	6,002	4,015
Finance costs	(565)	(902)	(1,243)	(1,550)	(1,825)
Share of profit of associates	4,306	558	–	–	–
Share of loss of jointly controlled entity	(1)	(18)	(8)	–	–
Profit before taxation	166,582	159,071	153,836	149,523	128,883
Taxation	(40,603)	(39,047)	(38,413)	(36,735)	(42,143)
PROFIT FOR THE YEAR	125,979	120,024	115,423	112,788	86,740
Other comprehensive income for the year					
Exchange differences on translation of financial statements of overseas entities	(311)	(135)	42	(393)	(645)
Share of other comprehensive income of associates	(229)	–	–	–	–
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	125,439	119,889	115,465	112,395	86,095

Financial Summary

(Expressed in Renminbi)

RESULTS (Continued)

	2011 *RMB million*	2010 *RMB million*	2009 *RMB million*	2008 *RMB million*	2007 *RMB million*
Profit attributable to:					
Equity shareholders of the Company	**125,870**	119,640	115,166	112,627	86,623
Non-controlling interests	**109**	384	257	161	117
PROFIT FOR THE YEAR	**125,979**	120,024	115,423	112,788	86,740
Total comprehensive income attributable to:					
Equity shareholders of the Company	**125,332**	119,505	115,208	112,234	85,978
Non-controlling interests	**107**	384	257	161	117
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**125,439**	119,889	115,465	112,395	86,095

Financial Summary

(Expressed in Renminbi)

ASSETS AND LIABILITIES

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million	As at 31 December 2009 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Property, plant and equipment	**408,165**	385,296	360,075	327,783	257,170
Construction in progress	**56,235**	54,868	46,094	35,482	47,420
Land lease prepayments	**12,798**	12,040	11,201	10,102	8,383
Goodwill	**36,894**	36,894	36,894	36,894	36,894
Other intangible assets	**818**	813	727	298	469
Interest in associates	**43,794**	40,175	–	–	–
Interest in jointly controlled entity	**7**	8	6	7	–
Deferred tax assets	**10,913**	9,720	8,939	7,614	6,121
Pledged bank deposits	**122**	162	–	–	–
Other financial assets *(Note 2)*	**127**	127	127	127	127
Net current assets *(Note 2)*	**109,441**	66,202	77,500	56,561	49,866
Total assets less current liabilities *(Note 2)*	**679,314**	606,305	541,563	474,868	406,450
Interest-bearing borrowings	**(28,617)**	(28,615)	(33,551)	(33,553)	(33,582)
Deferred revenue, excluding current portion	**(261)**	(248)	(317)	(584)	(597)
Deferred tax liabilities	**(17)**	(39)	(61)	(80)	(122)
Net assets	**650,419**	577,403	507,634	440,651	372,149

Notes:

(1) The above tables summarize the results of the Group for the years ended 31 December 2007, 2008, 2009, 2010 and 2011, together with the Group's assets and liabilities as at 31 December 2007, 2008, 2009, 2010 and 2011.

The Group's results for the years ended 31 December 2007, 2008, 2009, 2010 and 2011 include the results of the Company and its subsidiaries for the period from 1 January or the date of incorporation or acquisition, if later, to 31 December of the year.

(2) The comparative figures have been reclassified to conform to current year's presentation.

Glossary

This glossary contains certain definitions and other terms as they relate to the Company and the Group and as they are used in the Annual Report. These definitions may, or may not, correspond to standard industry definitions.

IDC

Internet Data Center, facilities and related service systems facilitating the operation and maintenance of equipment for the centralized collection, storage, processing and transmission of data based on the Internet. The principal services offered by IDC include server hosting, resources leasing, system maintenance, management services and other support and operational services.

INTERNET OF THINGS

Equipping SIM cards, sensors, two-dimensional codes etc to different objects and connecting them to a wireless network can capacitate intelligence to inanimate objects and enables forms of conversation and communication between people and things, and between things themselves. This network of interconnected objects is called the "Internet of Things". "Internet of Things" possesses three distinguishing features, namely: scalability, mobility and security.

LTE

Long Term Evolution, a mainstream standard for the evolution of 3G technology. It is wireless broadband data business oriented, and has the characteristics of high speed, less time delay and high quality. LTE has two models, namely FDD and TDD, of which TDD (also known as TD-LTE) is a standard for the evolution of TD-SCDMA technology. The two models of LTE can be developed in a coordinated manner to utilize symmetrical and asymmetrical bandwidths flexibly and efficiently. LTE can be integrated and co-exist with the existing 2G and 3G networks.

MOBILE INTERNET

Mobile Internet is an emerging market created by the cross convergence of Internet and mobile communications after their respective development. Mobile customers can gain wireless access to the Internet anytime and anywhere by using wireless terminals such as mobile handsets and mobile Internet terminals to meet their needs.

MOBILE MAILBOX

The Group provides customers with e-mail services with multiple value-added functions. Apart from the regular functions of Internet mail services, customers will receive notifications through mobile phones when receiving new e-mails and can read and send e-mails via mobile phones.

MOBILE MARKET

Mobile Market is an integrated market assembling different kinds of developers and their outstanding applications, and different kinds of businesses of the Group enabling customers using different terminals to satisfy their demand for real time experience, downloads and subscription.

MOBILE READING

The Group provides customers with content services including abundant number of quality books, magazines and comics through mobile phones and mobile e-book devices, which enable customers to enjoy the pleasure of mobile reading.

MOBILE VIDEO

The Group co-operates with the media to provide customers with mobile network-based audio and video services, which enable customers to download or watch various kinds of videos such as news, movies, entertainment and sports programs through their mobile phones.

TD-SCDMA

Time Division-Synchronous Code Division Multiple Access, China's home-grown 3G mobile technology standard, is one of the international mainstream 3G standards. The Group's 3G network adopts TD-SCDMA standard.

WIRELESS CITY

The Group leverages on its network advantages, customer base, service and innovation capabilities to provide high-speed and seamless wireless network coverage in the city administrative districts, and provides the government, enterprises and citizens with various information services including public administration, traffic control, healthcare and employment service.

WIRELESS DATA TRAFFIC

Includes mobile data traffic and WLAN data traffic. A service provided by the Group to its customers enabling wireless access to the Internet (including WAP and WWW websites) using mobile handsets or dongles.

WIRELESS MUSIC

A business which provides musical services to customers through mobile telecommunications networks. Currently it mainly includes Wireless Music Club, "Color Ring" and "Music Download", etc.

WLAN

Wireless Local Area Network (also known as WiFi Network), which connects computers using wireless communication technology. Customers can use mobile terminals such as notebooks, PDAs, handsets to gain high-speed wireless access to the Internet or corporate Intranet for information, entertainment or work.

中国移动通信
CHINA MOBILE

CHINA MOBILE LIMITED

60/F., The Center, 99 Queen's Road Central, Hong Kong
Tel: (852) 3121 8888
Fax: (852) 3121 8809
Website: www.chinamobileltd.com

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